UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                 X                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                         No                X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                             No                X

ANNUAL CORPORATE GOVERNANCE REPORT

OF LISTED COMPANIES

ISSUER IDENTIFICATION

YEAR-END DATE: 31/12/2022

CIF (Código de identificación fiscal — Tax Identification No.) A-48265169

Company Name: BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Registered Office: 4 Plaza de San Nicolás, 48005 Bilbao, Spain

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ANNUAL CORPORATE GOVERNANCE REPORT

OF LISTED COMPANIES

A.	OWNERSHIP STRUCTURE

A.1	Complete the following table on share capital and the attributed voting rights, including those corresponding to shares with a loyalty vote as of the closing date of the year, where appropriate:

Indicate whether company bylaws contain the provision of double loyalty voting:

YES	NO

X

Date of approval by the general meeting

Date of the last modification of share capital	Share capital (EUR)	Number of shares	Number of voting rights

30/09/2022	2,954,757,116.36	6,030,116,564	6,030,116,564

Indicate whether there are different classes of shares with different associated rights:

No

A.2	List the company’s significant direct and indirect shareholders at year end, including directors with a significant shareholding:

Name or corporate name of the shareholder	% of voting rights attached to shares		% of voting rights through financial instruments		Total % of voting rights
	Direct	Indirect	Direct	Indirect

Blackrock, Inc.	0.00%	5.48%	0.44%	0.00%	5.92%

Details of indirect shareholdings:

Name or corporate name of the indirect shareholder	Name or corporate name of the direct shareholder	% of voting rights attached to shares	% of voting rights through financial instruments	Total % of voting rights

Indicate the most significant changes in the shareholder structure during the financial year:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Most significant changes:

As of 31 December 2022, State Street Bank and Trust Co., The Bank of New York Mellon S.A.N.V. and Chase Nominees Ltd., as international custodian/depositary banks, had custody of 14.88%, 2.12% and 6.84% of BBVA’s share capital, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of the BBVA share capital.

On 18 April 2019, Blackrock, Inc. informed the CNMV (Comisión Nacional del Mercado de Valores — Spanish National Securities Market Commission) that it had an indirect holding of 5.917% of BBVA’s share capital, with 5.480% corresponding to voting rights attached to shares and 0.437% corresponding to voting rights through financial instruments.

A.3

Detail, regardless of the percentage, the shareholdings as of financial year-end of the members of the board of directors that hold voting rights associated with company shares or through financial instruments, excluding those directors identified in Section A.2 above:

Name or corporate name of the director	% of voting rights attached to shares		% of voting rights through financial instruments		Total % of voting rights	% of voting rights that can be transferred through financial instruments
	Direct	Indirect	Direct	Indirect		Direct	Indirect

Carlos Torres Vila	0.02	0.00	0.00	0.00	0.02	0.00	0.00

Onur Genç	0.01	0.00	0.00	0.00	0.01	0.00	0.00

José Miguel Andrés Torrecillas	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Jaime Félix Caruana Lacorte	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Raúl Catarino Galamba de Oliveira	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Belén Garijo López	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Connie Hedegaard Koksbang	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Lourdes Máiz Carro	0.00	0.00	0.00	0.00	0.00	0.00	0.00

José Maldonado Ramos	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Ana Cristina Peralta Moreno	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Juan Pi Llorens	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Ana Leonor Revenga Shanklin	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Susana Rodríguez Vidarte	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Carlos Vicente Salazar Lomelín	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Jan Paul Marie Francis Verplancke	0.00	0.00	0.00	0.00	0.00	0.00	0.00

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Total % of voting rights held by members of the board of directors	0.03%

Details of indirect shareholdings:

Name or corporate name of the director	Name or corporate name of the direct shareholder	% of voting rights attached to shares	% of voting rights through financial instruments	Total % of voting rights	% of voting rights that can be transferred through financial instruments

Detail the total percentage of voting rights held by the board:

Total % of voting rights held by the board of directors	0.00%

A.4

Where applicable, indicate any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as they are known to the company, unless they are of little relevance or attributable to ordinary trading or exchange activities, except those described in Section A.6:

Name of related person or company	Type of relationship	Brief description

A.5

Where applicable, indicate any commercial, contractual or corporate relationships between owners of significant shareholdings and the company and/or its group, unless they are of little relevance or attributable to ordinary trading or exchange activities:

Name of related person or company	Type of relationship	Brief description

A.6

Describe the relationships, unless they are of little relevance for the two parties, that exist between significant shareholders or shareholders represented on the board and directors, or their representatives in the case of directors that are legal entities.

Explain, where applicable, how significant shareholders are represented. Specifically, indicate those directors appointed to represent significant shareholders, those whose appointment was proposed by significant shareholders or those who are related to significant shareholders and/or their group companies, and specify the nature of the relationships. In particular, state, where applicable, the existence, identity and position of board members—or their representatives—of the listed company who are also members—or representatives of members—of the management body of companies that hold significant shareholdings in the listed company or in entities that are part of said significant shareholders’ group.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Name or corporate name of related director or representative	Name or corporate name of related significant shareholder	Corporate name of the company in the significant shareholder’s group	Description of relationship/position

A.7

Indicate whether the company has been informed of any shareholder agreements that may affect it, as established in Articles 530 and 531 of the Corporate Enterprises Act. Where applicable, briefly describe them and list the shareholders bound by each such agreement:

No

Indicate whether the company is aware of the existence of concerted actions by its shareholders. If so, describe them briefly:

No

If any changes to or breaking of any such pacts, agreements or concerted actions have occurred during the financial year, indicate this expressly:

A.8	Indicate whether any legal entities or natural persons exercise or may exercise control over the company pursuant to Article 5 of the Securities Exchange Act. If so, identify them:

No

A.9	Complete the following table with details of the company’s treasury shares:

At the close of the year:

Number of direct shares	Number of indirect shares (*)	Total percentage of share capital

-	5,485,414	0.09%

(*) Through:

Name or company name of direct shareholder	Number of direct shares

Corporación General Financiera, S.A.	5,454,516

BBVA Seguros, S.A. de Seguros y Reaseguros	30,898

Total:	5,485,414

Explain any significant changes that have occurred during the financial year:

Explain significant changes

In 2022, a total of 10 notifications were filed with the CNMV regarding treasury shares: eight notifications for purchases exceeding the 1% threshold and two notifications for changes in the number of voting rights. The disclosures were as follows:

•  Disclosure date: 31/01/2022. A total of 163,844,666 direct shares and 14,834,007 indirect shares, representing a total of 2.680% of the share capital. This disclosure was made after acquisitions passed the 1% threshold.

•  Disclosure date: 25/02/2022. A total of 229,102,326 direct shares and 2,833,453 indirect shares, representing a total of 3.478% of the share capital. This disclosure was made after acquisitions passed the 1% threshold.

•  Disclosure date: 09/03/2022. A total of 285,758,976 direct shares and 6,832,618 indirect shares, representing a total of 4.388% of the share capital. This disclosure was made after acquisitions passed the 1% threshold.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•  Disclosure date: 18/04/2022. A total of 336,358,765 direct shares and 15,808,564 indirect shares, representing a total of 5.282% of the share capital. This disclosure was made after acquisitions passed the 1% threshold.

•  Disclosure date: 06/05/2022. A total of 403,310,522 direct shares and 7,713,175 indirect shares, representing a total of 6.164% of the share capital. This disclosure was made after acquisitions passed the 1% threshold.

•  Disclosure date: 14/05/2022. A total of 471,297,226 direct shares and 7,713,175 indirect shares, representing a total of 7.184% of the share capital. This disclosure was made after acquisitions passed the 1% threshold.

•  Disclosure date: 17/06/2022. A total of 208,450,968 direct shares and 9,296,551 indirect shares, representing a total of 3.409% of the share capital. The reason for the disclosure was the change in the number of voting rights.

•  Disclosure date: 22/07/2022. A total of 270,674,497 direct shares and 9,295,518 indirect shares, representing a total of 4.384% of the share capital. This disclosure was made after acquisitions passed the 1% threshold.

•  Disclosure date: 14/08/2022. A total of 334,160,630 direct shares and 9,295,518 indirect shares, representing a total of 5.378% of the share capital. This disclosure was made after acquisitions passed the 1% threshold.

•  Disclosure date: 04/10/2022. A total of 285,650 direct shares and 9,295,518 indirect shares, representing a total of 0.159% of the share capital. The reason for the disclosure was the change in the number of voting rights.

A.10	Describe the conditions and term of the current mandate from the general meeting to the board of directors to issue, buy back or transfer treasury shares.

●

The BBVA General Meeting held on 18 March 2022, under item four of the Agenda, passed a resolution to delegate to the Board the power to increase share capital for the statutory period of five years up to a maximum amount corresponding to 50% of BBVA’s share capital on the date of the authorisation. This can be done on one or several occasions by issuing new shares of any kind allowed by law, with or without an issue premium, where the countervalue consists of cash consideration. The authorisation includes the setting out of the terms and conditions of the capital increase in any respect not provided for in the resolution, and the Board is authorised to wholly or partly exclude pre-emptive subscription rights in relation to any share capital increase carried out by virtue of the resolution, in compliance with the applicable legal requirements. This power was limited insofar as the nominal amount of capital increases agreed or executed with exclusion of pre-emptive subscription rights or to cover the conversion of convertible issues also excluding pre-emptive subscription rights in use of the power given under the fifth item of the Agenda of the same General Meeting (without prejudice to the anti-dilution adjustments), described below, do not exceed the maximum nominal amount, in aggregate, of 10% of BBVA’s share capital at the time the power was given. To date, BBVA has not adopted any resolution using this delegated power.

Likewise, from 1 January 2022 until the aforementioned General Meeting of 18 March 2022, the delegation adopted at the General Meeting of 17 March 2017, under its third item of the Agenda, was in force. It became ineffective after the approval of the resolution described in the preceding paragraph, without having been used by the Board of Directors.

●

The BBVA General Meeting held on 18 March 2022, under item six of the Agenda, passed a resolution to grant BBVA the authority, whether directly or through any of its subsidiaries, and for a period of no more than five years, to derivatively acquire BBVA shares as well as their subsequent disposal, by any means permitted by law, noting, in particular, that (i) the nominal value of the shares acquired by means of this authorisation, in when added to those already owned by BBVA and its subsidiaries, may exceed 10% of BBVA’s subscribed share capital, or, where appropriate, any lower limit established by applicable legislation; (ii) the acquisition price per share may not be lower than the nominal value of the share, and must be under 10% higher than the share price or any other price associated with the shares at the time that they are acquired. It also authorised that the shares acquired through this authorisation be partially or totally set aside for employees or directors of BBVA or its subsidiaries, either directly or as a result of them exercising any option rights.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, from 1 January 2022 until the aforementioned General Meeting of 18 March 2022, a similar resolution adopted at the General Meeting of 16 March 2018, under its third item of the Agenda, was in force. It became ineffective after the approval of the resolution described in the preceding paragraph.

These delegated powers were used in the following share repurchase programmes:

At its meeting of 28 October 2021, having received the required authorisation from the European Central Bank, the BBVA Board decided to carry out a framework programme for the buy-back of own shares in use of this power, in accordance with Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of 8 March 2016 supplementing the previous regulation with regard to regulatory technical standards for the conditions applicable to buy-back programmes and stabilisation measures. The programme would be implemented in several tranches, for a maximum amount of up to EUR 3.5 billion, with the purpose of reducing BBVA’s share capital. Within the framework programme, the Board resolved to carry out an initial buyback programme for a maximum amount of EUR 1.5 billion and a maximum number of shares to be acquired of 637,770,016 treasury shares. This first programme began on 22 November 2021 and ended on 3 March 2022, having reached the maximum amount of EUR 1.5 billion with the purchase of 281,218,710 own shares representing close to 4.22% of BBVA’s share capital at that date.

On 2 February 2022, the Board of Directors resolved to execute a second share buyback programme for a maximum amount of EUR 2 billion, to be divided into two tranches of up to EUR 1 billion each.

The first tranche of the second programme launched on 16 March 2022 and ended on 16 May 2022 when the maximum monetary amount of EUR 1.0 billion was reached. A total of 206,554,498 shares were purchased, representing 3.1% of BBVA’s share capital at that date.

The second tranche of the second programme began on 28 June 2022 and ended on 19 August 2022, having reached the maximum number of 149,996,808 own shares, representing close to 2.3% of BBVA’s share capital on that date.

These shares were redeemed as described below.

Continued in Section H of this Report

A.11	Estimated floating capital:

%
Estimated floating capital:	93.96%

Remarks
This estimated floating BBVA capital has been calculated by deducting, from the share capital, the capital held by the direct and indirect holders of significant shares (Section A.2), the members of the Board of Directors (Section A.3) and the capital held in treasury shares (Section A.9), all as of 31 December 2022, in accordance with the instructions for completing the Annual Corporate Governance Report.

A.12

Indicate whether there are any restrictions (bylaw-mandated, legislative or of any other kind) on the transferability of securities and/or any restrictions on voting rights. In particular, report the existence of any restrictions that might hinder the takeover of the company through the purchase of its shares on the market, as well as any authorisation or prior communication regimes that are applicable to the purchase or transfer of the company’s financial instruments as provided by law in the sector.

Yes

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Description of the restrictions

With regard to the exercise of voting rights, there are no legal or statutory restrictions. Thus, in accordance with Article 31 of the Bylaws, each voting share will confer the right to one vote on the holder, whether present or represented at the General Shareholders’ Meeting, regardless of its disbursement. However, shareholders who are not up to date in the payment of the required outstanding disbursements--but only with respect to shares for which the required outstanding disbursements have not been paid--and holders of non-voting shares are not entitled to vote.

There are no statutory restrictions on the acquisition or transfer of shares in the share capital.

As for the legal restrictions on the acquisition or transfer of holdings in the company’s share capital, Spanish Act 10/2014, of 26 June, on the regulation, supervision and solvency of credit institutions (“LOSS”) establishes that the direct or indirect acquisition of a significant holding (as defined in Article 16 of that Act) in a credit institution is subject to assessment by the Bank of Spain as set out in Articles 16 et seq. of the Act. Additionally, Article 25 of Royal Decree 84/2015, implementing LOSS (Royal Decree 84/2015), establishes that the Bank of Spain shall evaluate proposals for acquisitions of significant holdings and submit a proposal to the European Central Bank regarding whether to oppose this acquisition or not. This same article establishes the criteria that should be considered during the evaluation and the applicable timelines.

A.13	Indicate whether the general meeting has resolved to adopt measures to neutralise a public takeover bid pursuant to the provisions of Act 6/2007.

No

If so, explain the measures approved and the terms on which the restrictions would be rendered ineffective:

A.14	Indicate whether the company has issued securities that are not traded on a regulated market in the European Union.

Yes

Where applicable, indicate the different classes of shares and the rights and obligations conferred by each such class.

Indicate the different classes of shares

All the shares in BBVA’s share capital have the same class and series, and confer the same political and economic rights. There are no different voting rights for any shareholder. There are no shares that do not represent capital.

The Bank’s shares are admitted to trade on the stock exchanges in Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Exchange Interconnection System (Continuous Market), as well as on the stock exchanges in London and Mexico. BBVA’s American Depositary shares (ADS) are traded on the New York stock exchange.

B.	GENERAL SHAREHOLDERS’ MEETING

B.1

Indicate, providing details where applicable, whether there are any differences to the minimum standards established under the Corporate Enterprises Act (CEA) with respect to the quorum for holding the general meeting.

Yes

	% quorum if different to that established in Art. 193 of the CEA for general cases	% quorum if different to that established in Art. 194 of the CEA for special cases
Quorum required on first call	0.00%	66.66%
Quorum required on second call	0.00%	60.00%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Description of the differences

Article 194 of the Corporate Enterprises Act establishes that in order for a general meeting (whether ordinary or extraordinary) to validly resolve to increase or reduce capital or make any other amendment to the bylaws, bond issuance, the suppression or limitation of pre-emptive subscription rights over new shares, or the transformation, merger or spin-off of the company or global assignment of assets and liabilities or the offshoring of domicile, the shareholders present and represented on first calling must own at least 50% of the subscribed capital with voting rights.

On second calling, 25% of said capital will be sufficient.

Notwithstanding the foregoing, Article 25 of BBVA’s Bylaws requires a reinforced quorum of two-thirds of the subscribed capital with voting rights at first call and, at second call, 60% of such capital for the valid adoption of the following resolutions: replacement of the corporate purpose, transformation, total spin-off, dissolution of the Company and amendment of the article of the bylaws establishing this reinforced quorum.

B.2

Indicate, providing details where applicable, whether there are any differences to the minimum standards established under the Corporate Enterprises Act (CEA) for the adoption of corporate resolutions:

No

B.3

Indicate the rules applicable to amending the company’s bylaws. In particular, report the majorities needed to amend the bylaws as well as any rules established to safeguard shareholders’ rights when amending the bylaws.

Article 30 of BBVA’s Bylaws establishes that the General Shareholders’ Meeting is empowered to amend the Company Bylaws and to confirm or rectify the manner in which they are interpreted by the Board of Directors.

To such end, the rules established under Articles 285 et seq. of the Corporate Enterprises Act shall apply.

The above paragraph notwithstanding, Article 25 of BBVA’s Bylaws establishes that in order to validly adopt resolutions regarding any change to the corporate purpose, transformation, total spin-off or winding up of the Company and amendment of the second paragraph of said Article 25, two thirds of the subscribed capital with voting rights must attend the General Meeting on first calling, and 60% of said capital on second calling.

As regards the procedure for amending the Bylaws, Article 4.2 c) of the LOSS establishes that the Bank of Spain shall be responsible for authorising the amendments to the bylaws of credit institutions as set out by regulations.

Further to the above, Article 10 of Royal Decree 84/2015 stipulates that the Bank of Spain shall make a decision within two months following receipt of the request for amendment of the Bylaws and that said request must be accompanied by certified minutes recording the resolution, a report substantiating the proposal drawn up by the board of directors and draft new bylaws, identifying the cited amendments.

Notwithstanding the foregoing, the aforementioned Article 10 establishes that no prior authorisation from the Bank of Spain is required, though the latter must be notified for the purposes of entry in the Registro de Entidades de Crédito (Spanish register of credit institutions), for amendments with the following purposes:

•	Change of the registered office within the national territory.

•	Share capital increase.

•	Verbatim incorporation into the bylaws of legal or regulatory precepts of a mandatory or prohibitive nature, or for the purpose of complying with legal or administrative decisions.

•	Those amendments for which the Bank of Spain, in response to a prior enquiry made by the affected bank, deems the authorisation is not required due to their little relevance.

This notification must be made within 15 working days following the adoption of the bylaw amendment resolution.

Finally, as a significant entity, BBVA is under the direct supervision of the European Central Bank (ECB) in cooperation with the Bank of Spain under the Single Supervisory Mechanism, so the authorisation of the Bank of Spain mentioned above will be submitted to the ECB, prior to its resolution by the Bank of Spain.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.4	Provide data on attendance at general meetings held during the financial year covered in this report and the previous financial year:

	Attendance data
Date of general meeting	% physically present	% present by proxy	% voting remotely		Total
			Electronic vote	Other

18/03/2022	1.03%	48.72%	5.91%	9.64%	65.30%

Of which is floating capital:	1.00%	42.80%	5.91%	9.64%	59.35%

20/04/2021	1.23%	54.90%	7.37%	4.18%	67.68%

Of which is floating capital:	1.21%	45.88%	7.37%	4.18%	58.64%

13/03/2020	0.06%	47.76%	4.34%	14.67%	66.83%

Of which is floating capital:	0.04%	38.48%	4.34%	14.67%	57.53%

B.5	Indicate whether there were any items on the agenda for the general meetings that took place during the financial year that were not approved by the shareholders for any reason.

No

B.6	Indicate whether there are any restrictions in the bylaws that establish a minimum number of shares required to attend general meetings or vote remotely:

Yes

Number of shares required to attend general meetings	500
Number of shares required to vote remotely	1

Remarks

Article 23 of BBVA’s Bylaws establishes that holders of 500 or more shares may attend both annual and extraordinary General Shareholders’ Meetings, provided that their shares are registered in the corresponding accounting ledger at least five days before the day on which the Meeting is scheduled, pursuant to the Securities Exchange Act and other applicable provisions, and who conserve at least that number of shares until the Meeting is held.

Holders of fewer shares may group together until they have at least that number, and name a representative.

However, there is no minimum number of shares required to vote remotely. Pursuant to the provisions of Article 8 of BBVA’s Regulations of the General Shareholders’ Meeting, shareholders may vote by proxy, by post, electronically or by any other means of remote communication, provided that the shareholder confirms the identity of the person exercising their right to vote. For the purpose of constituting the General Shareholders’ Meeting, shareholders who vote remotely will be counted as present.

B.7

Indicate whether it has been established that certain decisions, other than those provided for by law, involving an acquisition, a disposal, the contribution of essential assets to another company or a similar corporate transaction, must be submitted to the general shareholders’ meeting for approval.

No

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.8

Indicate the address and means of access, on the company’s website, to information on corporate governance and other information on general meetings that must be made available to shareholders on the company’s website.

Information relating to corporate governance and the Company’s General Meetings can be accessed via the Banco Bilbao Vizcaya Argentaria, S.A. company website, https://www.bbva.com/en/, in the Shareholders and Investors — Corporate Governance and Remuneration Policy section (https://shareholdersandinvestors.bbva.com/corporate-governance-and-remuneration-policy/).

C.    COMPANY MANAGEMENT STRUCTURE

C.1	Board of Directors

C.1.1	Maximum and minimum number of directors established in the bylaws and number set by the general meeting:

Maximum number of directors	15
Minimum number of directors	5
Number of directors set by the general meeting	15

Remarks

In accordance with the provisions of Article 34, Paragraph 2 of the Bylaws, the General Shareholders Meeting of the Bank, held on 18 March 2022, resolved to set the total number of directors on the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. at 15.

C.1.2	Fill in the following table on the board members:

Name or corporate name of the director	Representative	Type of director	Position on the board	Date of first appointment	Date of most recent appointment	Election procedure
Carlos Torres Vila	-	Executive	Chair	04/05/2015	18/03/2022	Resolution of the General Shareholders’ Meeting
Onur Genç	-	Executive	Chief Executive Officer	20/12/2018	18/03/2022	Resolution of the General Shareholders’ Meeting
José Miguel Andrés Torrecillas	-	Independent	Deputy Chair	13/03/2015	20/04/2021	Resolution of the General Shareholders’ Meeting
Jaime Félix Caruana Lacorte	-	Independent	Director	16/03/2018	20/04/2021	Resolution of the General Shareholders’ Meeting
Raúl Catarino Galamba de Oliveira	-	Independent	Lead Director	13/03/2020	13/03/2020	Resolution of the General Shareholders’ Meeting
Belén Garijo López	-	Independent	Director	16/03/2012	20/04/2021	Resolution of the General Shareholders’ Meeting

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Connie Hedegaard Koksbang	-	Independent	Director	18/03/2022	18/03/2022	Resolution of the General Shareholders’ Meeting
Lourdes Máiz Carro	-	Independent	Director	14/03/2014	13/03/2020	Resolution of the General Shareholders’ Meeting
José Maldonado Ramos	-	Other external	Director	28/01/2000	20/04/2021	Resolution of the General Shareholders’ Meeting
Ana Cristina Peralta Moreno	-	Independent	Director	16/03/2018	20/04/2021	Resolution of the General Shareholders’ Meeting
Juan Pi Llorens	-	Independent	Director	27/07/2011	20/04/2021	Resolution of the General Shareholders’ Meeting
Ana Leonor Revenga Shanklin	-	Independent	Director	13/03/2020	13/03/2020	Resolution of the General Shareholders’ Meeting
Susana Rodríguez Vidarte	-	Other external	Director	28/05/2002	13/03/2020	Resolution of the General Shareholders’ Meeting
Carlos Vicente Salazar Lomelín	-	Other external	Director	13/03/2020	13/03/2020	Resolution of the General Shareholders’ Meeting
Jan Paul Marie Francis Verplancke	-	Independent	Director	16/03/2018	20/04/2021	Resolution of the General Shareholders’ Meeting

Total number of directors	15

Indicate any departures, whether resulting from resignation or resolution of the general meeting, that occurred on the board of directors during the reporting period:

Name or corporate name of the director	Type of director at the time of departure	Date of most recent appointment	Departure date	Specialised committees of which the director was a member	Indicate whether the departure occurred prior to the end of the term

C.1.3	Fill in the following tables on the board members and their directorship type:

EXECUTIVE DIRECTORS

Name or corporate name of the director	Position within the company’s organisational structure	Profile
Carlos Torres Vila	Chair

Chair of the BBVA Board of Directors.

He was Chief Executive Officer of BBVA from May 2015 to December 2018, Head of Digital Banking from 2014 to 2015 and Head of Strategy and Corporate Development from 2008 to 2014.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In addition, he previously held positions of responsibility in other companies, such as Chief Financial Officer and Director of Corporate Development and member of the Executive Committee of Endesa, as well as Partner at McKinsey & Company.

He completed his studies in Electrical Engineering (BSc) at the Massachusetts Institute of Technology (MIT), where he also received a degree in Business Administration. He holds a master’s degree in Management (MSc) from the MIT Sloan School of Management and also a Law degree from the National Distance Education University (UNED).

Onur Genç	Chief Executive Officer

Chief Executive Officer of BBVA.

He served as President and CEO of BBVA Compass and as BBVA Country Manager in the U.S.A from 2017 to December 2018, and served as Deputy CEO and Executive Vice President of retail and private banking at Garanti BBVA between 2012 and 2017.

He has also held positions of responsibility in different McKinsey & Company offices, having previously been a Senior Partner and Manager of its Turkish office.

He holds a degree in Electrical Engineering (BSc) from the University of Boğaziçi in Turkey and a master’s degree in Business Administration (MSIA/MBA) from Carnegie Mellon University in the USA.

Total number of executive directors	2
% of all directors	13.33%

EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name of the director	Name or corporate name of the significant shareholder represented by the director or that proposed the director’s appointment	Profile

EXTERNAL INDEPENDENT DIRECTORS

Name or corporate name of the director	Profile
José Miguel Andrés Torrecillas

Deputy Chair of the BBVA Board of Directors.

He developed his professional career at Ernst & Young, where he held a range of senior positions, such as Managing Partner of the Banking Group, Managing Partner of Audit and Advisory and Chair of Ernst & Young Spain until 2014.

He has been a member of various organisations such as the ROAC (Registro Oficial de Auditores de Cuentas — official registry of auditors), the REA (Registro de Economistas Auditores — registry of accounting auditors), the Junta Directiva del Instituto Español de Analistas Financieros (Spanish Institute of Financial Analysts Management Board), Fundación Empresa y Sociedad (the Business and Society Foundation), Instituto de Censores Jurados de Cuentas de España (Spanish Institute of Chartered Accountants), Consejo Asesor del Instituto de Auditores Internos (the Advisory Board of the Institute of Internal Auditors) and the Institute of Chartered Accountants in England & Wales (ICAEW). He was director of Zardoya Otis, S.A. until 2022.

He holds a degree in Economic and Business Sciences from the Complutense University of Madrid and has studied at post-graduate level in Management Programs from IESE, Harvard and IMD.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Jaime Félix Caruana Lacorte

He is a member of the Group of 30 (G-30), Sponsor (Patrono) of the Spanish Aspen Institute Foundation, Chair of the Board of the International Center for Monetary and Banking Studies (ICMB) and a member of the International Advisory Committee of the CBIRC (China Banking and Insurance Regulatory Commission).

He has been General Manager of the Bank of International Settlements (BIS), Director of the Monetary and Capital Markets Department and Financial Counsellor and General Manager of the International Monetary Fund (IMF), Chair of the Basel Committee on Banking Supervision, Governor of the Bank of Spain and member of the Governing Council of the ECB, among other positions.

He holds a degree in Telecommunications Engineering from the Escuela Técnica Superior de Ingenieros de Telecomunicación (ETSIT) of the Universidad Politécnica de Madrid and is a Commercial Technician and State Economist.

Raúl Catarino Galamba de Oliveira

Lead Director of BBVA.

His career has been linked to McKinsey & Company, where he was appointed Partner in 1995, head of the global financial services practice in 2000. He was Managing Partner for Spain and Portugal (2005–2011), Managing Partner for Global Risk Practice (2013–2016), Member of the Global Shareholders’ Council (2005–2011), and Member of the Global Partner Election and Evaluation Committees (2001–2017). Member of the Remuneration Committee (2005–2013) and Chair of the Global Learning Board (2006–2011).

He holds a BSc in Mechanical Engineering and an MSc in Systems Engineering from the Instituto Superior Técnico (IST) in Portugal, and an MBA from the Nova School of Business Economics, also in Portugal.

Belén Garijo López

Chair of the Executive Board and CEO of the Merck Group, member of the Board of Directors of L’Oréal and Chair of the International Pharmaceutical Executive Committee, ISEC (Pharmaceutical Research and Manufactures of America).

She has held various positions of responsibility at Abbot Laboratories (1989–1996), Rhône-Poulenc (1996–1999), Aventis Pharma (1999–2004), Sanofi Aventis (2004–2011) and Merck (since 2011).

She is a graduate in Medicine from the University of Alcalá de Henares in Madrid and a specialist in Clinical Pharmacology at Hospital de la Paz, Autonomous University of Madrid. She also holds a master’s degree in Business and Management from the Ashridge Management School (UK).

Connie Hedegaard Koksbang

She is a member of the Volkswagen Sustainability Advisory Committee, a member of the Board of Trustees of the European Climate Foundation, Chair of the OECD Roundtable on Sustainable Development, a member of the Climate and Environment Advisory Council of the European Investment Bank (EIB), Chair of the Board of Trustees of the KR Foundation, Chair of CONCITO, Chair of the EU Mission on Adaptation to Climate Change, including Social Change, and Chair of the Board of Aarhus University.

She has held various positions in Danish government, such as European Commissioner for Climate Action and Minister for the Environment, Climate and Energy and Nordic Cooperation, among others. She has also been a member of the supervisory board of Nordex SE.

She holds a Master’s degree in Literature and History from the University of Copenhagen.

Lourdes Máiz Carro

She was Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España until April 2016. She has also been a director of several companies, including Renfe, GIF (Gerencia de Infraestructuras Ferroviarias — Railway Infrastructure Administrator, now ADIF), the ICO ( — Official Credit Institution), Aldeasa and Banco Hipotecario.

She worked in Research, giving classes in Metaphysics and Theory of Knowledge at the Complutense University of Madrid for five years. She became an Attorney for the State and held various positions of responsibility in Public Administration, including General Director of Organisation, among others, General Director of the Sociedad Estatal de Participaciones Patrimoniales (SEPPA) at the Ministry of Economy and Finance and Technical General Secretary of the Ministry of Agriculture, Fisheries and Food.

She holds degrees in Law and Philosophy and Education Sciences as well as a Ph.D. in Philosophy.

Ana Cristina Peralta Moreno

She was previously Chief Risk Officer and a member of the Bankinter Management Committee, and General Manager of Risks and member of the Banco Pastor Management Committee. She has also held various positions at a number of financial organisations, notably serving as an independent director at Deutsche Bank SAE, independent director at

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Banco Etcheverría, independent director at Grupo Lar Holding Residencial, S.A.U., and Senior Advisor at Oliver Wyman Financial Services.

She is a graduate in Economic and Business Sciences from Complutense University of Madrid. She also has a master’s degree in Economic-Financial Management from the Centro de Estudios Financieros (CEF), Program for Management Development (PMD) at Harvard Business School and PADE (Programa de Alta Dirección de Empresas – senior management programme) at IESE.

Juan Pi Llorens

He has had a professional career at IBM holding various senior positions at a national and international level, including Vice President of Sales at IBM Europe, Vice President of Technology & Systems at IBM Europe and Vice President of the Financial Services Sector in the Growth Markets Units (GMU) in China. He was also Executive Chair of IBM Spain.

He holds a degree in Industrial Engineering from the Universidad Politécnica de Barcelona and completed the PDG (Programa en Dirección General — general management programme) at IESE.

Ana Leonor Revenga Shanklin

Chair of the Board of Trustees of the ISEAK Foundation and Senior Fellow at the Brookings Institution since 2018, member of the Board of Trustees of the BBVA Microfinance Foundation and member of the Advisory Board of ESADE EcPol Center for Economic Policy and Political Economy since 2019, and Non-resident Professor at Walsh School of Foreign Service, in Georgetown University between 2019 and 2021.

Her career has been linked mainly to the World Bank, where, after holding several technical and management positions in East Asia and the Pacific, Europe and Central Asia, Latin America and the Caribbean, she has held several leadership positions, including Senior Director of Global Poverty & Equity (2014–2016) and Deputy Chief Economist (2016–2017).

She holds a BA in Economics and Mathematics, magna cum laude, from Wellesley College (USA), an MA and PhD in Economics from Harvard University (USA), and a Certificate in Human Rights from the Faculty of Law at the University of Geneva (Switzerland).

Jan Paul Marie Francis Verplancke

Advisor to the internal consultative board of Abdul Latif Jameel.

His roles have included Chief Information Officer (CIO) and Group Head of Technology and Banking Operations at Standard Chartered Bank, Vice President of Technology and CIO for EMEA at Dell, as well as Vice President and Chief of Architecture and Vice President of Information of the Youth Category at Levi Strauss.

He holds a degree in Science, specialising in Computer Science, from the Programming Centre of the North Atlantic Treaty Organization (NATO) in Belgium.

Total number of independent directors	10
% of all directors	66.67%

Indicate whether any director considered to be an independent director is receiving, from the company or its group, any amount or benefit that does not constitute remuneration for serving as a director, or maintains or has maintained, over the last financial year, a business relationship with the company or any company in its group, whether in their own name or as a significant shareholder, director or senior manager of an entity that maintains or has maintained such a relationship.

Where applicable, include a reasoned statement from the board with the reasons why it deems that this director can perform their duties as an independent director.

Name or corporate name of the director	Description of the relationship	Reasoned statement

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

OTHER EXTERNAL DIRECTORS

Identify all other external directors and explain why they cannot be considered proprietary or independent directors, detailing their relationships with the company or its executives or shareholders:

Name or corporate name of the director	Reasons	Company, executive or shareholder with whom the relationship is maintained	Profile
José Maldonado Ramos	He has been a director for a continuous period of more than 12 years.	Banco Bilbao Vizcaya Argentaria, S.A.

Over the course of his professional career, he has held the positions of Secretary of the Board of Directors at a number of companies, most notably as Corporate General Secretary of Argentaria, before taking up the position of Corporate Secretary of BBVA. He took early retirement as a Bank executive in December 2009.

He holds a Law degree from Complutense University of Madrid. In 1978, he passed State exams and became an Attorney for the State.

Susana Rodríguez Vidarte	She has been a director for a continuous period of more than 12 years.	Banco Bilbao Vizcaya Argentaria, S.A.

She has been Professor of Strategy at the Faculty of Economics and Business Administration at the University of Deusto and a non-practising member of the Institute of Accounting and Accounts Auditing.

She was Dean of the Faculty of Economics and Business Administration at the University of Deusto, Director of the Postgraduate Area and Director of the Instituto Internacional de Dirección de Empresas (INSIDE).

She holds a PhD in Economic and Business Administration from the University of Deusto.

Carlos Vicente Salazar Lomelín	Applying a criterion of prudence in the interpretation of the rule, Mr Salazar Lomelín has been assigned the status of external director to Banco Bilbao Vizcaya Argentaria, S.A., in view of his membership of the management bodies of companies related to BBVA Mexico for more than 15 years.	Grupo Financiero BBVA Mexico, S.A. de C.V.

Chair of Mexico’s Business Coordinating Council from 2019 to 2022.

His career has been linked mainly to Grupo Fomento Económico Mexicano S.A.B. de C.V. (Femsa), where he was General Manager of Cervecería Cuauhtémoc-Moctezuma, Head of Coca Cola Femsa and General Manager of Femsa.

He participates in a range of educational institutions and social and business organisations and forums. He has been a professor of economics for more than 40 years at the Instituto Tecnológico y de Estudios Superiores de Monterrey, where he is currently the Chair of the Business Schools.

He holds a degree in Economics and has completed postgraduate studies in Business Administration at Instituto Tecnológico y de Estudios Superiores de Monterrey (Monterrey Institute of Technology and Higher Education).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Total number of other external directors	3
% of all directors	20%

Indicate any changes that occurred during the period in the type of each director:

Name or corporate name of the director	Date of change	Previous type	Current type

C.1.4	Fill in the following table with information regarding the number of female directors as of the end of the last four financial years and the types of such directors:

	Number of female directors				% of all directors of each type
	Financial year 2022	Financial Year 2021	Financial year 2020	Financial year 2019	Financial year 2022	Financial Year 2021	Financial year 2020	Financial year 2019

Executive	0	0	0	0	0.00%	0.00%	0.00%	0.00%

Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%

Independent	5	4	4	3	50%	40%	40%	37.5%

Other external	1	1	1	1	33.33%	33.33%	33.33%	25%

Total:	6	5	5	4	40%	33.33%	33.33%	26.67%

C.1.5

Indicate whether the company has diversity policies in relation to the company’s board of directors with regard to matters such as age, gender, disability or professional training and experience. In accordance with the definition contained in the Spanish Account Auditing Act, small and medium-sized companies are required to report, at a minimum, the policy that they have established with regard to gender diversity.

Yes

In the event the company has them, please outline these diversity policies, their objectives, their measures, the way in which they have been applied and the results thereof in this financial year. Please also indicate any specific measures adopted by the board of directors and the appointments and remuneration committee to achieve a balanced and diverse representation of directors.

If the company does not have a diversity policy, explain the reasons for this.

Description of the policies, their objectives, their measures, the way in which they have been applied and the results thereof

The Bank has a Policy on the selection, suitability and diversity of BBVA’s Board of Directors (the “Selection Policy”), approved by the Board of Directors in December 2020, that sets out the principles and criteria governing the process for the selection, appointment and renewal of BBVA Board members, as well as the legal requirements that directors must meet, including those relating to suitability. The Policy also provides for elements and objectives concerning the composition of the corporate bodies, including diversity, which will be attended to ensure that the corporate bodies properly exercise their functions and to guarantee their effective functioning in the best interests of the Bank.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Selection Policy states that the BBVA Board of Directors will promote diversity in the composition of the Bank’s corporate bodies by encouraging the inclusion of people with different profiles, qualities, knowledge, training and experience.

In addition, to ensure that the corporate bodies have an adequate and balanced composition, the Policy ensures that refreshment and selection processes will encourage diversity of their members, based on the needs of the Bank at all times.

In particular, efforts will be made to ensure that the Board of Directors has a balanced representation of men and women. To this end, the Appointments and Corporate Governance Committee has set a target for representation of the lesser-represented gender, namely that female directors should represent at least 40% of the Board of Directors by the end of the 2022 financial year and beyond.

Additionally, the aim is for the composition of the Board of Directors to feature an appropriate balance between the different types of director, for non-executive directors to represent an ample majority over executive directors and for the number of independent directors to account for at least 50% of the total seats.

Under the Policy, the corporate bodies will also be assessed to ensure that they have a mix of individuals who have experience and knowledge of the Group, its businesses and the financial sector in general, as well as others who have training, skills, knowledge and experience in other areas and sectors relevant to the Bank.

In addition, BBVA’s corporate bodies may take any other diversity factor into consideration that is relevant at any given moment to accomodate the composition of the corporate bodies to the needs of the Bank, including criteria such as gender diversity, academic profile, professional experience, knowledge, disability, origin or age, thus being able to achieve an adequate balance aimed at ensuring that the corporate bodies properly exercise their functions and to guarantee their effective functioning.

Continued in Section H of this Report.

C.1.6

Explain any measures that have been agreed by the appointments committee to ensure that selection procedures are free from implicit biases that could hinder the selection of female directors and to ensure that the company makes a conscious effort to search for, and includes among its potential candidates, women who match the desired professional profile in order to achieve a balanced representation of men and women. Further, indicate whether these measures include facilitating a significant number of female senior managers at the company:

Explanation of the measures

As stated in Section C.1.5, the Board has a Selection Policy that establishes that, with respect to the selection processes for new Bank directors, as part of the progressive refreshment process of the corporate bodies, the Appointments and Corporate Governance Committee will ensure that they promote diversity and that, in general, they are free from implicit biases that may lead to discrimination.

Furthermore, the Committee will ensure that these selection processes facilitate the selection of a sufficient number of female directors so as to guarantee a balanced representation of women and men, endeavouring to ensure that women who match the relevant professional profile are included amongst potential candidates.

As indicated earlier, the Committee set a target for representation of the lesser-represented gender, namely that female directors should represent at least 40% of the Board of Directors.

In view of the above, as described in sections C.1.5 and H, the Appointments and Corporate Governance Committee conducted a selection process for directors at the end of 2021, as a result of which the appointment of Connie Hedegaard Koksbang as an independent director was proposed to the 2022 Annual General Meeting. This made it possible to achieve the goal of having women represent 40% of Board members that year.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Within the framework of the ongoing analysis of the structure, size and composition of the Board, the Committee has taken into account that, in the selection process for directors begun in 2022, the target of having at least 40% female directors should be maintained.

These processes have taken into account the criteria outlined in the Selection Policy, favouring the diversity of experiences, knowledge, skills and gender. It has also been free from implicit bias that could lead to any kind of discrimination, and among the candidates has included women who may meet the desired professional profile.

In addition, it is worth noting that the majority of the members of the Audit Committee and the Remuneration Committee are women, including the Chair of the Remuneration Committee.

Continued in Section H of this Report.

When, despite the measures taken, there are few or no female directors or senior managers, explain the reasons therefor:

Explanation of the reasons

C.1.7	Explain the conclusions of the appointments committee regarding the verification of compliance with the policy aimed at promoting an appropriate composition of the board of directors.

As part of the Board assessment process for 2022, the Appointments and Corporate Governance Committee has undertaken an analysis of the structure, size and composition of the Board, in order to ensure that they are suitable for the fulfilment of its functions.

For this purpose, it has taken into consideration, among other issues, the characteristics of the Bank and its Group, which are reflected in BBVA Group’s Purpose and strategy, its corporate culture and values; BBVA’s corporate governance system; measures to promote the proper functioning of corporate bodies and the adequate balance of powers; and the evolution in the structure, size and composition of the Board and its committees as a result of the refreshment process of the corporate bodies, based on tools such as the “skills and diversity matrix” of the Board, in order to meet the current and future needs of the corporate bodies.

All of the above, taking into account the regulatory requirements in force and the provisions and objectives established in the Selection Policy, as described in this document, and considering the different points of view derived from direct contact and dialogue with shareholders, investors, proxy advisors, supervisory authorities and other stakeholders of the Bank.

As a result of the analysis, the Committee has determined that:

•

The Board is suitably structured, thus enabling it to perform all the duties assigned to it, facilitating the adequate functioning of the Board and the efficient and integrated management of the Bank and the Group, and allowing the corporate bodies to perform their decision-making and supervisory and control functions, within a framework that guarantees an appropriate balance of powers.

The executive chairmanship model is considered an asset for the Bank’s corporate governance, having proven its effectiveness in ensuring the proper functioning of the corporate bodies and efficient management at the executive level, while also allowing the coordination and integration of the Group’s executives and with the corporate bodies. All within the framework of a system based on a precise allocation of duties and a clear separation between the spheres of action of the Chair and the Chief Executive Officer, as well as a differentiated organisational structure which, together with the structure and operating model of the corporate bodies, ensures the existence of an appropriate separation of powers within the corporate bodies and the Group as a whole.

•	The Board of Directors is suitably sized, thus also facilitating the performance of its functions and those of its various committees.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

The Board, as a whole, has an adequate and diverse composition with a deep knowledge of the environment, strategy, activities, business and risks of the Bank and its Group, resulting in a balanced composition that is adapted to the needs of the corporate bodies, thus contributing to ensuring that its functions are performed effectively. Hence:

o

The composition of the Board complies with the objectives contemplated in applicable regulations, in its own Regulations and in the Selection Policy. There is an appropriate balance between the different types of directors, with a large majority of non-executive directors (13 out of 15) and independent directors (10 out of 15). There is a level of gender diversity that meets the targets set by the Board and is in line with best practices and it also has a high diversity of skills, knowledge and experience, both nationally and internationally.

o

The diversity of skills, knowledge and experience on the Board has been reinforced as a result of the refreshment processes of the corporate bodies that have taken place in recent years; where new members joining the Board have strengthened the skills, knowledge and experience of the Board in areas of particular relevance for the management and supervision of the Bank. In addition, the Board has gradually increased the number of directors with international experience and backgrounds, especially in the markets where the Group is present and carries out its activity.

o

Board members meet the suitability requirements necessary for the performance of the position, have the availability and dedication required for the fulfilment of their functions, and receive ongoing training relevant to the performance of their duties. The Board members’ training programme for 2022 included topics of special interest that helped to supplement the knowledge of the directors in matters such as sustainability, money laundering and data protection.

Continued in Section H of this Report.

C.1.8 Where applicable, explain why proprietary directors have been appointed at the behest of shareholders whose holding is less than 3% of the capital:

Name or corporate name of the shareholder	Justification

Indicate whether any formal requests for a seat on the board were denied where such requests came from shareholders whose interests in the company’s share capital were equal to or greater than those of others at whose behest proprietary directors were appointed. Where applicable, explain why these requests were not granted:

No

C.1.9	Where applicable, indicate the powers and authority delegated by the board of directors, including as it relates to potential share issuances or buybacks, to directors or board committees:

Name or corporate name of the director or committee	Brief description

Carlos Torres Vila	He holds the widest-ranging representative and management powers in line with his duties as executive Chair of the Company.

Onur Genç	He holds the widest-ranging representative and management powers in line with his duties as Chief Executive Officer of the Company.

Executive Committee

Pursuant to Article 30 of BBVA’s Regulations of the Board of Directors and Article 1.2 of the Regulations of the Executive Committee, the Executive Committee will be made aware of matters delegated to it by the Board of Directors, in accordance with the law, the Bylaws, the Regulations of the Board or the Regulations of the Executive Committee.

Moreover, in relation to powers to issue or buy back shares, the Board of Directors of BBVA, at its meeting held on 28 October 2021, resolved to carry out a framework programme for the repurchase of treasury shares. Within the scope of the framework programme, a first share buyback programme and a

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

second programme, which was divided into two segments, would be executed, as agreed at the meeting held on 2 February 2022. It was decided to delegate to the Executive Committee, with express powers of substitution, the determination of the commencement and termination dates, early termination or temporary suspension, and the final terms, characteristics and conditions.

C.1.10	Where applicable, identify any members of the Board who hold positions as directors, representatives of directors or executives in other companies that belong to the same group as the listed Company:

Name or corporate name of the director	Corporate name of the group entity	Role	Does the director have executive duties?

Carlos Torres Vila	BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México	Director	No

Carlos Torres Vila	Grupo Financiero BBVA México, S.A. de C.V.	Director	No

Onur Genç	BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México	Director	No

Onur Genç	Grupo Financiero BBVA México, S.A. de C.V.	Director	No

Carlos Vicente Salazar Lomelín	BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México	Director	No

Carlos Vicente Salazar Lomelín	Grupo Financiero BBVA México, S.A. de C.V.	Director	No

Carlos Vicente Salazar Lomelín	BBVA Seguros México, S.A. de C.V. Grupo Financiero BBVA México	Director	No

Carlos Vicente Salazar Lomelín	BBVA Pensiones México, S.A. de C.V. Grupo Financiero BBVA México	Director	No

Carlos Vicente Salazar Lomelín	BBVA Seguros Salud México, S.A. de C.V. Grupo Financiero BBVA México	Director	No

C.1.11	Detail the director or director representative roles held by directors or representatives of members of the board of directors of the company in other companies, whether listed or not:

Name of the director or representative	Corporate name of the entity, whether listed or not	Role

Raúl Catarino Galamba de Oliveira	CTT – Correios de Portugal, S.A.	Chair

Raúl Catarino Galamba de Oliveira	José de Mello Capital, S.A.	Director

Raúl Catarino Galamba de Oliveira	José de Mello Saúde, S.A.	Director

Belén Garijo López	L’Oréal Société Anonyme	Director

Belén Garijo López	Merck KGaA	CEO

Connie Hedegaard Koksbang	Danfoss A/S	Director

Connie Hedegaard Koksbang	Cadeler A/S	Director

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Ana Cristina Peralta Moreno	Grenergy Renovables, S.A.	Director

Ana Cristina Peralta Moreno	Inmobiliaria Colonial SOCIMI, S.A.	Director

Juan Pi Llorens	Ecolumber, S.A.	Chair

Juan Pi Llorens	Oesía Networks, S.L.	Director

Juan Pi Llorens	Tecnobit, S.L.U. (Grupo Oesía)	Director

Juan Pi Llorens	UAV Navigation, S.L. (Grupo Oesía)	Director

Juan Pi Llorens	Inster Tecnología y Comunicaciones, S.A.U. (Grupo Oesía)	Director

Carlos Vicente Salazar Lomelín	Alsea, S.A.B. de C.V.	Director

Carlos Vicente Salazar Lomelín	Sukarne, S.A. de C.V.	Director

Carlos Vicente Salazar Lomelín	CYDSA Corporativo, S.A. de C.V.	Director

Jan Paul Marie Francis Verplancke	Vestraco S.A.R.L.	CEO

Indicate, where applicable, all paid activities of any nature engaged in by directors or their representatives aside from those indicated in the table above:

Name of the director or representative	Other paid activities

Jaime Félix Caruana Lacorte	Teaching of training activities

Connie Hedegaard Koksbang	Member of several bodies aimed at driving the transition of economies towards decarbonisation, such as the KR Foundation, CONCITO (think tank), Kirkbi, OECD Roundtable on Sustainable Development and other related activities

Lourdes Máiz Carro	Teaching of training activities

Susana Rodríguez Vidarte	Professor Emeritus at the University of Deusto

Jan Paul Marie Francis Verplancke	Advisory committee for technology and data of ALJ (Abdul Latif Jameel)

C.1.12

Indicate and, where applicable, explain whether the company has established any rules regarding the maximum number of company boards on which its directors may sit, identifying, where applicable, where such rules are governed:

Yes

Explanation of the rules and identification of the document governing the same

Article 11 of the Regulations of the Board of Directors establishes that, in the performance of their duties, directors will be subject to the rules on limitations and incompatibilities established under the current applicable regulations, and in particular, to the provisions of Act 10/2014 on the regulation, supervision and solvency of credit institutions (the LOSS).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In this regard, Article 26 of the LOSS stipulates that the directors of credit institutions may not simultaneously hold more positions than those provided for in the following combinations: (i) one executive position and two non-executive positions; or (ii) four non-executive positions. Executive positions are understood to be those that undertake management duties irrespective of the legal bond attributed by those duties. In this respect, the following will count as a single position: 1) executive or non-executive positions held within the same group; 2) executive or non-executive positions held within: (i) entities that are part of the same institutional protection system; or (ii) companies in which the entity has a significant shareholding. Positions held in non-profit organisations or entities or companies pursuing non-commercial purposes will not count when determining the maximum number of positions. Nevertheless, the Bank of Spain may authorise members of the Board of Directors to hold an additional non-executive position if it deems that this would not interfere with the proper performance of the director’s activities in the credit institution.

In addition, pursuant to the provisions of Article 11 of BBVA’s Regulations of the Board of Directors, directors may not:

•

Provide professional services to companies that compete with the Bank or any of the companies within its Group, or agree to be an employee, manager or director of such companies, unless they have received express prior authorisation from the Board of Directors or from the General Shareholders’ Meeting, as appropriate, or unless these activities were conducted before the director joined the Bank, they posed no effective competition and the Bank had been informed of such at that time.

•

Have direct or indirect shareholdings in businesses or enterprises in which the Bank or companies within its Group hold an interest, unless that shareholding was held prior to joining the Board of Directors or prior to the Group’s acquisition of its holding in such businesses or enterprises, or unless such companies are listed on national or international securities markets, or unless authorised to do so by the Board of Directors.

•	Hold political positions or perform any other activities that might receive public attention or affect the Company’s image in any way, unless authorised to do so by the Bank’s Board of Directors.

C.1.13	Indicate the amounts of the following items relating to the total remuneration of the board of directors:

Remuneration accrued in favour of the board of directors during the financial year (thousands of euro)	18,802

Amount of funds accumulated by current directors through long-term savings systems with vested economic rights (thousands of euro)	0

Amount of funds accumulated by current directors through long-term savings systems with non-vested economic rights (thousands of euro)	22,771

Amount of funds accumulated by former directors through long-term savings systems (thousands of euro)	54,323

Remarks

The remuneration included in the first heading of this paragraph includes: (i) the fixed remuneration received by all directors in 2022; and (ii) in the case of executive directors, the amounts corresponding to the Upfront Portion of the Annual Variable Remuneration for 2022 financial year, in cash and shares, that was determined following the result of the Annual Performance Indicators established for its calculation, and to the Deferred Annual Variable Remuneration from previous years, in cash and shares, to be paid in 2023, together with the corresponding update of the portion in cash:

- First payment of the Deferred Portion of the Annual Variable Remuneration for 2021 of executive directors.

- First payment of the Deferred Portion of the Annual Variable Remuneration for 2019 of executive directors. This remuneration was determined in 2023 following the result of the Multiyear Performance Indicators to which this remuneration was subject.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

- Second payment of the Deferred Portion of the Annual Variable Remuneration for 2018 of the Chair. This remuneration was determined in 2022 following the result of the Multiyear Performance Indicators to which this remuneration was subject.

- Third payment of the Deferred Portion of the Annual Variable Remuneration for 2017 of the Chair. This remuneration was determined in 2021 following the result of the Multiyear Performance Indicators to which this remuneration was subject.

C.1.14	Identify the members of senior management who are not also executive directors, and indicate the total remuneration accrued in their favour throughout the financial year:

Name or corporate name	Position(s)

María Luisa Gómez Bravo	Global Head of Corporate & Investment Banking

Jorge Sáenz-Azcúnaga Carranza	Country Monitoring

Pello Xabier Belausteguigoitia Mateache	Country Manager Spain

Eduardo Osuna	Country Manager Mexico

David Puente Vicente	Global Head of Client Solutions

Francisco Javier Rodríguez Soler	Global Head of Sustainability

Rafael Salinas Martínez de Lecea	Global Head of Finance

Jaime Sáenz de Tejada Pulido	Head of Global Risk Management

José Luis Elechiguerra Joven	Global Head of Engineering

Carlos Casas Moreno	Global Head of Talent & Culture

Ricardo Martín Manjón	Global Head of Data

Victoria del Castillo Marchese	Global Head of Strategy & M&A

María Jesús Arribas de Paz	Global Head of Legal

Domingo Armengol Calvo	General Secretary

Ana Fernández Manrique	Global Head of Regulation & Internal Control

Joaquín Manuel Gortari Díez	Global Head of Internal Audit

Number of women in senior management	4
Percentage of all members of senior management	25%

Total remuneration of senior management (thousands of euros)	28,698

C.1.15	Indicate whether there have been any amendments to the regulations of the board during the financial year:

No

C.1.16

Indicate the procedures for the selection, appointment, re-election and removal of directors. Provide details regarding the competent bodies, the procedures to be followed and the criteria to be used in each procedure.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Selection, appointment and re-election procedure:

The General Meeting is responsible for appointing and re-electing members of the Board of Directors, without prejudice to the authority of the Board to co-opt members if a seat falls vacant, in accordance with the terms established in the regulations, the Bylaws, the Regulations of the Board and the Selection Policy described in Sections C.1.5 and C.1.6.

Proposals for appointment or re-election of directors submitted by the Board of Directors to the General Meeting, as well as appointments made directly to fill vacancies under its co-opting authority, will be approved at the proposal of the Appointments and Corporate Governance Committee for independent directors and subject to a report from this Committee for all other directors.

Furthermore, proposals for appointment and re-election must be accompanied by a supporting report from the Board of Directors assessing the skills, experience and merits of the proposed candidate. Proposals for the appointment or re-election of non-independent directors must also be accompanied by a report from the Appointments and Corporate Governance Committee.

To this end, said Committee will evaluate the balance of knowledge, skills and experience on the Board of Directors, as well as the conditions that the candidates must meet to cover vacancies (applicable legal and suitability requirements, inter alia), evaluating the time commitment considered necessary so that they can carry out their duties, according to the needs of the corporate bodies.

Thus, the Appointments and Corporate Governance Committee, when it conducts selection processes for directors as part of the of progressive and orderly refreshment process of the corporate bodies, will ensure that the structure and composition of the Board remains balanced and in line with the needs of the Bank at all times, having directors with different profiles, knowledge, training, experience and skills.

Within these processes, the Committee will further ensure that diversity is promoted and that, in general, there are no implicit biases that may lead to any form of discrimination.

The Board shall also ensure that these processes facilitate the selection of a sufficient number of female directors to guarantee a balanced representation of men and women, with the aim that female directors represent at least 40% of the Board by the end of the 2022 financial year (achieved as a result of 2021 selection process by virtue of which a new female director was proposed to 2023 General Meeting, as independent director), while endeavouring to ensure that women who match the professional profile sought are included amongst potential candidates.

Additionally, the Committee will seek that the composition of the Board of Directors features an appropriate balance between the different types of director, that non-executive directors represent an ample majority over executive directors and that the number of independent directors accounts for at least 50% of the total seats.

The corporate bodies will also ensure that they have a mix of individuals who have experience and knowledge of the Bank, the Group, its businesses and the financial sector in general, as well as others who have training, skills, knowledge and experience in other areas and sectors relevant to the Bank.

In any case, BBVA’s corporate bodies may take any other relevant diversity factor into consideration to adapt the composition of the corporate bodies to the needs of the Bank, and they may take into account criteria such as gender diversity, academic profile, professional experience, knowledge, disability, origin or age, in order to achieve an adequate balance.

The persons proposed to be appointed or re-elected as members of the Board of Directors must meet the requirements set out in current legislation, in the specific regulations applicable to credit institutions, in the Bylaws, in the Regulations of the Board and in the Selection Policy.

In the performance of its functions, the Appointments and Corporate Governance Committee may employ external services to select potential candidates, when it deems this necessary or appropriate.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Duration of term and termination:

The directors will hold their position for the term set out in the Bylaws (that is, three years, after which they may be re-elected one or more times for an additional three-year term) or, if they have been co-opted, until the first General Shareholders’ Meeting has been held. They will resign from their post when the term for which they were appointed expires, unless they are re-elected.

Directors must also inform the Board of Directors of any circumstances affecting them that could harm the Company’s standing and reputation, and any circumstances that may have an impact on their suitability for their role. Directors must offer their resignation to the Board and accept the Board’s decision regarding their continuity in office. Should the Board decide against their continuity, they are required to tender their resignation, in the circumstances listed in Section C.1.19 below.

In any event, directors will resign from their posts upon reaching 75 years of age and must submit their resignation at the first meeting of the Bank’s Board of Directors held after the General Shareholders’ Meeting approving the accounts for the financial year in which they reach said age.

C.1.17	Explain the extent to which the annual evaluation of the board has led to significant changes in its internal organisation and in the procedures applicable to its activities:

Description of changes

Article 17 of the Regulations of the BBVA Board of Directors establishes that the Board shall assess the quality and efficiency of its functioning, on the basis of the report submitted to it by the Appointments and Corporate Governance Committee.

Within the established regulatory framework, the Board of Directors assesses its functioning within the framework of the constant evolution and improvement of BBVA’s corporate governance system, so that it remains aligned at all times with the needs of the corporate bodies, the environment in which the Group operates and regulatory requirements and best practices. This has enabled the corporate bodies to continue to reinforce the various improvement measures approved by the Board over the course of the past years.

In this context, as part of the Board of Directors’ annual assessment process carried out in late 2021 and early 2022 with the participation of Promontory as an independent external consultant, some recommendations and suggestions for improvement were identified by the Board itself and by Promontory.

In 2022, the Board approved a series of improvements to continue with the process of constant evolution of BBVA’s corporate governance system and thus continue to improve its functioning. These focused on matters aimed at strengthening the dynamics and functioning of the meetings of the corporate bodies; increasing the involvement of the Appointments and Corporate Governance Committee in the succession planning of key function holders; continuing to implement the oversight of the Group’s Corporate Governance Policy; and strengthening the integration of the second line of defence within the Regulation and Internal Control area.

The following conclusions stood out in the assessment process for 2022:

●

The maintenance of a suitable size and composition of the corporate bodies, characterised by a high degree of independence, balance and diversity in terms of skills, experience and gender, where the achievement of the commitment to have 40% women by 2022 can be highlighted; all on the terms described in sections C.1.5, C.1.6 and C.1.7 above.

●

The existence of a robust structure, with a clear separation of functions among the corporate bodies through the assignment of specific functions to independent directors (Lead Director and Deputy Chair) and to the Board committees, and in the executive sphere, between the Chair and the Chief Executive Officer, and with a differentiated organisational structure that is completed with the direct reporting to the Board by the heads of control functions, all of which avoids the concentration of power and favours the necessary coordination while providing adequate control mechanisms.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

●

The constant evolution of the functioning of the Board as an ongoing improvement of the Bank’s corporate governance system, which in 2022 was achieved through the implementation of several improvement measures approved by the Board, as described, along with others arising from the constant evolution process of the Bank’s corporate governance system. These strengthened the functioning and dynamics of the Board, and, in particular, have enabled the corporate bodies to increase the time devoted to issues of particular relevance to the Group, thus fostering productive interactions and discussions to which sufficient time is devoted.

●

Fulfilment by the Board of all the functions assigned to it in a suitable manner based on the defined decision-making and supervision and control models, with a robust reporting model and with the prior support of the Board committees, in accordance with the functions assigned to them in their respective regulations. This also led to a high level of dedication on the part of the Directors in the performance of their duties.

Specifically, throughout 2022, the Board of Directors placed particular attention to issues of significance for the Bank and its Group, to which it devoted more time for review, analysis and discussion. These included the monitoring of the performance of the business and the implementation of the approved Strategic Plan; the specific monitoring of the Group’s technological strategy and technological risks; and the monitoring of the implementation of the Group’s sustainability strategy, both at the business and risk management levels, as well as the progress in the fulfilment of the Bank’s sustainability commitments.

In the assessment process for 2022, other areas for improvement were been detected, in relation to which the Appointments and Corporate Governance Committee will propose to the Board the approval and implementation of specific measures to continue advancing in the ongoing improvement of the Bank’s corporate governance system.

Describe the evaluation process and the evaluated areas conducted by the board of directors, assisted, where applicable, by an external consultant, regarding the functioning and composition of the board, its committees and any other area or aspect that was evaluated.

Description of the evaluation process and the areas evaluated

In accordance with Article 17 of the Regulations of the Board of Directors, the Board assesses the structure, size, composition and quality and efficiency of its operation, based on the report submitted to it by the Appointments and Corporate Governance Committee. It also assesses the performance of the functions of the Chair of the Board on the basis of the report submitted to it by the Appointments and Corporate Governance Committee. Furthermore, the Board of Directors assesses the performance of the Chief Executive Officer, based on the report by the Appointments and Corporate Governance Committee, which includes the assessment performed by the Executive Committee. Finally, the Board of Directors also assesses the operation of its committees, on the basis of the reports submitted to it by the latter.

The assessment in relation to 2022 consisted of an in-depth analysis of the quality and efficiency of the functioning of the Board and its committees and the performance of the duties of the Chair and Chief Executive Officer, by the Appointments and Corporate Governance Committee, as indicated below:

●

The Board of Directors examined the quality and efficiency of its functioning in 2022. For this purpose, it made use of the work carried out by the Appointments and Corporate Governance Committee, as set out in its report, in which the following issues, among others, were considered in detail: size, structure and composition of the Board, including the executive chairmanship model, the independence and suitability of the Directors and their degree of dedication, as described in sections C.1.5, C.1.6 and C.1.7; and the operation and performance of functions by the Board in 2022.

●

The assessment of the performance of the functions of the Chair of the Board of Directors, led by the Lead Director in accordance with Article 21 of the Regulations of the Board, was carried out by the Board on the basis of the report by the Appointments and Corporate Governance Committee (in accordance with Article 5 of the Regulations of the Committee) which details the main activities performed by the Chair’s in the year.

●

The assessment of the performance of the functions of the Chief Executive Officer was carried out by the Board on the basis of the report by the Appointments and Corporate Governance Committee and the assessment carried out in this respect by the Executive Committee (in accordance with Article 17 of the Regulations of the Board) which details the key elements of the Chief Executive Officer’s performance for the year.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The result of the opinions collected from each director on the above issues, gathered in the framework of the interviews conducted by the Lead Director - for the non-executive directors - and by the Chair of the Appointments and Corporate Governance Committee - for the executive directors - was also considered.

In addition, the Board assessed the quality and efficiency of the functioning of each committee on the basis of the reports submitted by their respective chairs, as described in Section H of this Report.

The aim was to assess the performance of the Board of Directors based on a combination of elements that would provide Board members with an overall view as to how well the corporate bodies had fulfilled their functions.

C.1.18

For those financial years in which an external consultant assisted with the evaluation, provide details of any business relationships that the consultant or any entity in their group maintains with this company or any company in its group.

The assessment by the Board of Directors in 2022 regarding its quality and functioning, its committees and the performance of the functions of the Chair of the Board and the Chief Executive Officer was conducted without the support of an independent expert, since the Board did have an independent external expert to assist in the Board assessment process for 2021, in line with the provisions of the Good Governance Code for Listed Companies, published by the National Securities Market Commission (CNMV).

C.1.19	Indicate the circumstances under which directors are obliged to resign.

In addition to the circumstances established in applicable law, directors will resign from their post when the term for which they were appointed expires, unless they are re-appointed.

Accordingly, as set forth in Article 12 of the Regulations of the Board of Directors, directors must offer their resignation to the Board of Directors and accept the Board’s decision regarding their continuity in office. Should the Board decide against their continuity, they are required to tender their resignation, in the following circumstances:

●	When they are affected by circumstances of incompatibility or prohibition as defined under legislation in force, in the Bylaws or in the Regulations of the Board of Directors.

●	When significant changes occur in their personal or professional situation that may affect the status under which they were appointed to the Board.

●	In the event of serious breach of their duties in the performance of their role as directors;

●	When, for reasons attributable to them, acting in their capacity as director, serious damage has been done to the Company’s equity, standing or reputation; or

●	When they are no longer suitable to hold the status of director of the Bank.

C.1.20	Are supermajorities, other than those provided for by law, required for any type of decision?

No

Where applicable, describe the differences.

C.1.21	Explain whether there are specific requirements, other than those relating to directors, to be appointed chairman of the board of directors.

No

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.22	Indicate whether the bylaws or regulations of the board establish an age limit for directors:

Yes

Age limit

Chairman	-

Chief Executive Officer	-

Director	75

Remarks

As stipulated in Article 4 of the BBVA Regulations of the Board of Directors, directors will resign from their posts, in all circumstances, upon reaching 75 years of age, and must submit their resignation at the first meeting of the Bank’s Board of Directors held after the General Shareholders’ Meeting approving the accounts for the financial year in which they reach said age.

C.1.23	Indicate whether the bylaws or regulations of the board establish a limited term or other stricter requirements for independent directors in addition to those provided for by law:

No

C.1.24

Indicate whether the bylaws or regulations of the board of directors establish specific rules for proxy voting within the board of directors in favour of other directors, how this is carried out and, in particular, the maximum number of proxies that a director may have and whether there are any restrictions as to what types of directors may be appointed as a proxy, beyond the limitations provided for by law. Where applicable, provide a brief description of these rules.

Article 5 of the BBVA Regulations of the Board of Directors establishes that directors are required to attend meetings of the corporate bodies of which they form part, unless they have a justifiable reason for not doing so. Directors will participate in the deliberations, discussions and debates on matters submitted for their consideration and must personally attend the meetings held.

However, as set forth in Article 26 of the Regulations of the Board of Directors, if it is not possible for a director to attend a meeting of the Board of Directors, this director may authorise another director to act as their proxy and cast votes on their behalf, by sending a letter or email to the Company with the information needed by the proxy director to follow the absent director’s instructions. Applicable legislation states, however, that non-executive directors may only grant proxy to another non-executive director. In addition, this same system applies to attendance at meetings of Board of Directors committees.

C.1.25

Indicate the number of meetings that the Board of Directors has held during the financial year. In addition, where applicable, indicate how many times the board met without the chairman in attendance. For calculation purposes, the chairman will be deemed to have been in attendance if represented by a proxy provided with specific instructions.

Number of board meetings	14
Number of board meetings without the chairman in attendance	0

Indicate how many meetings were held by the lead director with the other board members, without any executive director in attendance or represented:

Number of meetings	55

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Remarks

BBVA’s Board of Directors has a Lead Director who performs the duties set forth in the applicable legislation, as well as those stipulated by Article 21 of the Regulations of the Board of Directors.

Thus, in the exercise of his assigned functions, the number of meetings held by the Lead Director in the financial year, as set forth in this section, were as follows:

- Individual and Group meetings with the non-executive directors in order to elicit their views on how the Lead Director could carry out his functions in a way that could have a positive impact on the Bank’s corporate governance.

- Individual meetings with all non-executive directors in order to ascertain their opinions regarding the operation of the Bank’s corporate bodies and possible suggestions for improvement that may be considered, held on a recurring basis coinciding with Board meetings and always with the aim that each director hold at least two meetings a year with the Lead Director, besides any other meeting held at any other time if requested by any of the directors.

- In addition to these individual meetings, the meetings promoted by the Lead Director with all the non-executive directors coinciding with each ordinary meeting of the Board of Directors when deemed convenient are also added, as well as the other meetings that all the non-executive directors hold to discuss in depth the issues that they consider can make the work of the Lead Director more effective and thus facilitate the evolution of BBVA’s corporate governance.

- Individual meetings held with the non-executive directors within the framework of the annual assessment process of the Board and the performance of the functions of the Chair and the CEO, as described in Section C.1.17 above.

Juan Pi Llorens, who held the position of Lead Director until 28 April 2022, also held periodic meetings and held conversations with the Bank’s non-executive directors in the performance of his duties; which are also included in the number of meetings stated above.

Indicate how many meetings were held by the board committees during the financial year:

Number of meetings of the executive committee	19

Number of meetings of the audit committee	13

Number of meetings of the appointments and corporate governance committee	6

Number of meetings of the remuneration committee	7

Number of meetings of the risk and compliance committee	22

Number of meetings of the technology and cybersecurity committee	6

C.1.26	Indicate how many meetings were held by the board of directors during the financial year and provide details on the attendance of its members:

Number of meetings attended in person by at least 80% of the directors	14

% of in-person attendance of the total number of votes cast during the financial year	98.57%

Number of meetings where all directors, or proxies granted with specific instructions, attended in person	14

% of votes cast by directors attending in person and through proxies granted with specific instructions of the total number of votes cast during the financial year	100%

Remarks

The Board of Directors holds monthly ordinary meetings in accordance with the annual schedule of ordinary meetings drawn up before the beginning of the financial year, and extraordinary meetings as often as deemed necessary.

C.1.27	Indicate whether the individual or consolidated annual financial statements that are being presented to the board for approval have been certified beforehand:

Yes

Where appropriate, identify the person(s) who has/have certified the company’s individual and consolidated annual financial statements prior to board approval:

Rafael Salinas Martínez de Lecea, Chief Financial Officer of the Group.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.28

Explain the mechanisms, if any, established by the board of directors to ensure that the annual financial statements presented by the board of directors to the general shareholders’ meeting are prepared in accordance with accounting regulations.

Article 32 of the BBVA Regulations of the Board of Directors specifies that the main task of the Audit Committee, which is composed exclusively of independent directors, is to assist the Board of Directors in supervising the preparation of the financial statements and public information, as well the relationship with the external auditor and the Internal Audit area.

In this regard, in accordance with Article 5 of the Regulations of the Audit Committee, it is the responsibility of the Audit Committee to oversee the process of preparing and reporting financial information and submit recommendations or proposals on safeguarding the integrity thereof to the Board of Directors.

It is also the responsibility of the Audit Committee to analyse, prior to their submission to the Board of Directors and in enough detail to guarantee their accuracy, reliability, sufficiency and clarity, the financial information of the Bank and of its consolidated Group contained in the annual, six-monthly and quarterly reports, as well as in all other required financial and related non-financial information.

It is also the Committee’s responsibility to review the correct application of accounting criteria, as well as all relevant changes relating to the accounting principles used and the presentation of the financial statements, including the accurate demarcation of the consolidation perimeter.

Similarly, in accordance with Article 5 of the Regulations of the Audit Committee, said Committee is responsible for overseeing the effectiveness of the Company’s internal control and risk management systems in the preparation and presentation of financial information, including fiscal risks.

In the performance of these functions, the Audit Committee maintains direct and ongoing contact with the heads of the area in the Group responsible for Accounting functions through monthly meetings, monitoring the change over time of the main figures on the Balance Sheet and the Income Statement of the Bank and its Group each month; overseeing the accounting policies, practices and principles as well as the valuation criteria followed by the Bank and the Group during the process of preparing and submitting the corresponding financial information; and analysing changes made in relation to the main applicable accounting regulations, as well as the main impacts that their incorporation has had on the financial information of the Bank and its Group. To this end, the Committee had all of the information that it required, with the level of aggregation deemed appropriate.

In addition, given that the external audit is one of the core elements in the chain of control mechanisms established to ensure the quality and integrity of the financial information, in accordance with the Regulations of the Audit Committee, it is the Committee’s responsibility to check, at appropriate intervals, that the external audit schedule of work is being conducted under the agreed conditions, and that this satisfies the requirements of the competent authorities and the corporate bodies.

Moreover, it will require the auditor to periodically—at least once a year—provide an evaluation of the quality of the internal control procedures regarding the preparation and presentation of the Group’s financial information, discussing with the auditor any weaknesses in the internal control system identified during the audit, without undermining its independence, to then be able to submit recommendations or proposals to the Board of Directors, along with the deadline for their monitoring.

The Committee will also be apprised of any infringements, situations requiring adjustments or anomalies that may be detected during the external audit and are material in nature, i.e. those that, in isolation or as a whole, could cause significant and substantive harm to the Group’s equity, earnings or reputation; and discernment of such matters will be at the discretion of the auditor which, in the presence of doubt, must report these.

These matters are carefully considered by the Audit Committee, which maintains direct and ongoing contact with the external auditors through monthly meetings, without the attendance of the Bank’s executives. At these meetings, the auditors provide detailed information on their work and the results thereof, which enables the Committee to continuously monitor said work and the conclusions thereof, ensuring that it is performed under optimal conditions and without interference from management.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.29	Is the secretary of the board a director?

No

If the secretary is not a director, complete the following table:

Name or corporate name of the secretary	Representative

Domingo Armengol Calvo	-

C.1.30

Indicate the specific mechanisms established by the company to preserve the independence of the external auditors, and, if any, the mechanisms to preserve the independence of financial analysts, investment banks and rating agencies, including how legal measures have been implemented in practice.

As set forth in the Regulations of the Audit Committee, the Committee’s functions, described in the following Section C.2.1, include to guarantee the independence of the statutory auditor through a dual approach:

●

Avoiding any possibility that the auditor’s warnings, opinions or recommendations may be adversely influenced. To this end, the Committee must ensure that compensation for the auditor’s work does not compromise either its quality or independence, in compliance with the account auditing legislation in force at any given moment.

●

Establishing incompatibility between the provision of audit and consulting services, unless they are tasks required by supervisors or the provision of which by the auditor is permitted by applicable legislation, and there are no alternatives on the market that are equal in terms of content, quality or efficiency to those provided by the auditor, in which case, conformity of the Committee will be required, and this decision may be delegated in advance to its Chair. The auditor will be prohibited from providing unauthorised services outside the scope of the audit, in compliance with the auditing legislation in force at any given moment.

This matter is carefully considered by the Audit Committee, which holds meetings with the auditor’s representatives at each of the monthly meetings it has, without Bank executives in attendance, to gain a detailed understanding of any issues that may hinder the audit process, the progress and quality of the work carried out, and to confirm independence in the performance of its work.

The Committee also continually oversees the engagement of additional services to guarantee compliance with the Regulations of the Audit Committee and with applicable legislation and thus the independence of the auditor, in accordance with the Bank’s internal procedure established for these purposes.

Moreover, in accordance with the provisions of Point f), Section 4 of Article 529 quaterdecies of the Corporate Enterprises Act and Article 5 of the Regulations of the Audit Committee, on an annual basis and before the audit report is issued, the Committee must issue a report expressing an opinion on whether the auditor’s independence has been compromised. This report must, in all cases, contain a reasoned assessment of the provision of each and every additional service provided to the Group companies, considered individually and collectively, other than the legal audit and those relating to independence or the regulations on audit activity. Each year, the auditor must issue a report confirming its independence via-à-vis BBVA or entities linked to BBVA, either directly or indirectly, with detailed and itemised information on any kind of additional services provided to these entities by the external auditor, or by the individuals or entities linked to it, as set out in the consolidated text of the Spanish Account Auditing Act.

The relevant auditor and Audit Committee reports confirming the auditor’s independence with respect to the 2022 financial year have been issued, in compliance with the legislation in force.

In addition, as BBVA’s shares are listed on the New York Stock Exchange, it is subject to compliance with the Sarbanes Oxley Act and its implementing regulations.

The Board of Directors also has a policy in place for communication and interaction with shareholders and investors. The policy is governed by the principle of equal treatment for all shareholders and investors, who are in the same position in terms of information, participation and the exercise of their rights as shareholders and investors, inter alia.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Moreover, this policy contains the principles and channels established in relation to shareholders and investors, which govern, where applicable, BBVA relations with other stakeholders, such as financial analysts, Bank asset management companies and custodians, and proxy advisors, among others.

C.1.31	Indicate whether the company has changed its external auditor during the financial year. If so, identify the incoming and outgoing auditors:

Yes

Outgoing auditor	Incoming auditor

KPMG Auditores, S.L.	Ernst & Young, S.L.

If there were any disagreements with the outgoing auditor, explain these disagreements:

No

C.1.32

Indicate whether the auditing firm does any other work for the company and/or its group other than audit work. If so, state the amount of fees received for such work and the percentage that the aforementioned amount represents of the total fees billed to the company and/or its group for audit work:

Yes

	Company	Group companies	Total

Amount of non-audit work (thousands of euros)	3	58	61

Amount of non-audit work/total amount billed by the auditing firm (%)	0.02%	0.50%	0.24%

C.1.33

Indicate whether the audit report on the annual financial statements for the previous financial year contained qualifications. If so, indicate the reasons given by the chair of the audit committee to the shareholders at the General Meeting to explain the content and scope of such qualifications.

No

C.1.34

Indicate the number of consecutive financial years during which the current auditing firm has been auditing the individual and/or consolidated annual financial statements of the company. Likewise, indicate the total number of financial years audited by the current auditing firm as a percentage of the total number of years in which the annual financial statements have been audited:

	Individual	Consolidated

Number of consecutive financial years	1	1

Number of financial years audited by the current auditing firm/ number of financial years the company or its group have been audited (%)	4.55%	4.55%

C.1.35

Indicate whether there is a procedure in place (and provide details, where applicable) whereby directors are provided with the information they need with sufficient time to be able to prepare for meetings of the management bodies:

Yes

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Details of the procedure

As set forth in Article 5 of the Regulations of the Board of Directors, prior to the meetings, directors will be provided with the information needed to form an opinion with respect to the matters within the remit of the Bank’s corporate bodies, and may ask for any additional information and advice required to perform their duties. They may also ask the Board of Directors for external expert help for any matters put to their consideration whose special complexity or importance so requires.

These rights will be exercised through the Chair or Secretary of the Board of Directors, who will attend to requests by providing the information directly or by establishing suitable arrangements within the organisation for this purpose, unless a specific procedure has been established in the regulations governing the Board of Directors’ committees.

Furthermore, as set forth in Article 28 of the Regulations of the Board of Directors, the directors will be provided with such information or clarifications as deemed necessary or appropriate with regard to the matters to be discussed at the meeting, either before or after the meetings are held.

In addition, BBVA’s information model ensures that decisions are made on the basis of complete, comprehensive, appropriate and consistent information, prepared in accordance with common principles so that analyses carried out by the corporate bodies are based on the correct data, thus allowing directors to better perform their duties.

Thus, the Bank’s corporate bodies have a procedure in place for verifying the information submitted for consideration, coordinated by the Board’s Secretariat with the departments responsible for the information, in order to provide directors with complete, comprehensive, appropriate and consistent information in sufficient time for the meetings of the Bank’s various corporate bodies. Prior to such meetings, information is made available to the Bank’s corporate bodies via an online system, to which all members of the Board have access.

C.1.36

Indicate and, where applicable, provide details regarding whether the company has established rules that require directors to report and, if applicable, resign in the event they are affected by circumstances that, whether or not related to their actions at the company itself, could harm the company’s standing and reputation:

Yes

Explanation of the rules

As set forth in Article 12 of the Regulations of the Board of Directors, directors must also inform the Board of Directors of any circumstances that may affect them and harm the Company’s standing and reputation, and any circumstances that may have an impact on their suitability to perform their role.

Directors must offer their resignation to the Board of Directors and accept its decision regarding their continuity in office. Should the Board decide against their continuing, they are required to tender their resignation when, for reasons attributable to the directors in their status as such, serious damage has been done to the Company’s equity, standing or reputation or when they are no longer suitable to hold the status of director at the Bank, among other circumstances referred to in Section C.1.19 of this report.

C.1.37

Indicate, unless there have been special circumstances recorded in the minutes, whether the board was informed or otherwise came to know of any situation concerning a director, whether or not related to their actions at the company itself, that could harm the company’s standing and reputation:

No

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.38

Detail any significant agreements entered into by the company that are coming into force, or were amended or concluded, as a result of a change in the control of the company stemming from a public takeover bid, and the effects thereof.

The Company has not reached any significant agreements that are coming into force, or were amended or concluded as a result of a change in the control of the Company stemming from a public takeover bid.

C.1.39

Identify, on an individual basis when referring to directors and in the aggregate for all other cases, and indicate in detail, any agreements between the company and its directors, managers or employees that provide for severance pay (guarantee or golden parachute clauses) in the event such persons resign or are wrongfully dismissed or if the contractual relationship comes to an end owing to a public takeover bid or other type of transaction.

Number of beneficiaries	56

Beneficiary type	Description of the agreement
56 managers and employees

The Bank has no severance payment commitments with directors.

As at 31 December 2022, 56 managers and employees are entitled, in accordance with the provisions of their contracts, to a severance payment in the event of leaving on grounds other than their own will, retirement, disability or serious dereliction of duties. Its amount will be calculated by factoring in their salary and length of service and will not, under any circumstances, be paid in the event of dismissal for misconduct at the employer’s decision on grounds of the employee’s serious dereliction of duties.

Indicate whether, in addition to the circumstances provided for by law, these contracts are required to be communicated to and/or approved by bodies of the company or its group. If so, specify the procedures, the circumstances provided for and the nature of the bodies responsible for such approval or communication:

	Board of directors	General meeting

Body that authorises the clauses	Yes	No

	YES	NO

Is the general meeting informed of these clauses?	X

Remarks

The Board of Directors approves resolutions relating to the basic contractual conditions of members of Senior Management, pursuant to the provisions of Article 17 of the Regulations of the Board and at the proposal of the Remuneration Committee, which are hereby notified to the General Meeting through this Report and through the information contained in the Annual Financial Statements, but does not approve the conditions applicable to other employees.

C.2	Committees of the board of directors

C.2.1	Detail all of the committees of the board of directors, their members and the proportion of executive, proprietary, independent and other external directors sitting thereon:

EXECUTIVE COMMITTEE

Name	Role	Type

Carlos Torres Vila	Chair	Executive
Onur Genç	Member	Executive

José Miguel Andrés Torrecillas	Member	Independent

Jaime Félix Caruana Lacorte	Member	Independent

José Maldonado Ramos	Member	Other external

Susana Rodríguez Vidarte	Member	Other external

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

% of executive directors	33.33%

% of proprietary directors	0%

% of independent directors	33.33%

% of other external directors	33.33%

Explain the functions that have been delegated or assigned to this committee, other than those that have already been described in Section C.1.9, and describe the procedures and organisational and operational rules of the committee. For each of these functions, indicate its most significant actions during the financial year and how it has, in practice, exercised each of the functions attributed to it, whether by law, in the bylaws or in other corporate resolutions.

Pursuant to Article 30 of BBVA’s Regulations of the Board of Directors and Article 1.2 of its own Regulations, the Executive Committee will be made aware of matters that the Board, as required by law, the Bylaws, the Regulations of the Board or its own Regulations, resolves to delegate to it.

In particular, in accordance with the powers conferred on it by Article 5 of the Regulations of the Executive Committee, the Committee performs the following functions:

●	Supporting the Board in its decision-making:

I.

Regarding strategy: establishment of the bases on which proposals are prepared and prior analysis of proposals submitted to the Board regarding the Strategic Plan or other strategic decisions such as the Risk Appetite Framework (RAF); prior analysis of the strategic and financial aspects of proposals submitted to the Board regarding corporate transactions that fall within its decision-making remit; and decision-making or implementation of the mandates which are expressly delegated to it by the Board in these areas, once the decisions within its remit have been adopted.

II.

Regarding budgets: prior analysis of budget proposals submitted to the Board; decision-making within its remit with regard to the implementation of the budget approved by the Board; and analysis of deviations from the approved budget.

III.

Regarding finance: establishment of the bases on which proposals are prepared and prior analysis of proposals submitted to the Board regarding the funding plan, the capital and liquidity structure and the Bank’s dividend policy; and decision-making on the implementation of mandates conferred upon it by the Board in these areas.

IV.

Regarding business risk: analysis of matters relating to business risk in the proposals and plans submitted to the Board; and, in relation to reputational risk, analysis, assessment and management of relevant issues in this field.

●

Prior report on policies to be submitted to the Board and approval of general policies of the Company and its Group: analysis, prior to their consideration by the Board, of the policies that, in accordance with the law or internal regulations, must be approved by the Board, except for policies relating to issues handled by other Board committees, which will be approved or reported to the Board beforehand by the appropriate committee.

●

Oversight and control of the following matters: (i) Group activity and results; (ii) budgetary monitoring; (iii) progress of the Strategic Plan, by analysing key performance indicators established for this purpose; (iv) monitoring of the Group’s funding and liquidity plan and capital situation, as well as the activities of the Assets and Liabilities Committee; (v) monitoring of changes in the risk profile and core metrics defined by the Board; (vi) share-price performance and changes in shareholder composition; (vii) analysis of the markets in which the Group operates; and (viii) progress of projects and investments agreed within its remit, as well as those agreed by the Board within the strategic sphere.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

●

Decision-making powers on the following matters: (i) investments and divestments between EUR 50 million and EUR 400 million, unless they are of a strategic nature, in which case they will be the Board’s responsibility; (ii) plans and projects that are considered to be of importance to the Group and that arise from its activities, and that are not within the remit of the Board; (iii) decisions regarding the assumption of risks that exceed the limits set by the Board, which must be reported to the Board at its first meeting thereafter for ratification; (iv) granting and revoking of the Bank’s powers of attorney; (v) proposals for the appointment and replacement of directors in the Bank’s subsidiaries or affiliates with more than EUR 50 million in equity; and (vi) conformity so that executive directors may hold management positions in subsidiaries, in which the Bank holds a direct or indirect controlling interest, or in the Group’s affiliate companies.

The Regulations of the Executive Committee set out the operational principles of the Committee and lay down the basic rules of its organisation and operation.

The Regulations of the Executive Committee specifically provide that the Committee will meet whenever it is called to do so by its Chair, who is empowered to call the Committee and to set the agenda, and also set out the procedure for calling ordinary and extraordinary meetings.

For the proper performance of its functions, the Committee will have available, where necessary, the reports of the relevant Board committees on matters within their remits, and may request as a matter of relevance the attendance of the chairs of those committees at its own meetings where such reports are to be dealt with.

Other aspects of the organisation and operation of the Committee shall be dealt with in the Regulations of the Committee itself. All other matters not provided for in the aforementioned Regulations will be subject to the Regulations of the Board, insofar as they are applicable.

The most significant actions carried out by the Executive Committee in the 2022 financial year are detailed in Section H of this Report.

AUDIT COMMITTEE

Name	Role	Type

Jaime Félix Caruana Lacorte	Chair	Independent

José Miguel Andrés Torrecillas	Member	Independent

Belén Garijo López	Member	Independent

Lourdes Máiz Carro	Member	Independent

Ana Cristina Peralta Moreno	Member	Independent

% of executive directors	0%

% of proprietary directors	0%

% of independent directors	100%

% of other external directors	0%

Explain the functions that have been assigned to this committee, including, where applicable, any that are in addition to those provided for by law, and describe the procedures and organisational and operational rules of the committee. For each of these functions, indicate its most significant actions during the financial year and how it has, in practice, exercised each of the functions attributed to it, whether by law, in the bylaws or in other corporate resolutions.

The main task of the Audit Committee is to assist the Board of Directors in overseeing the preparation of the financial statements and public information, and the relationship with the external auditor and the Internal Audit area.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

More specifically, in accordance with the powers assigned to it by Article 5 of the Regulations of the Audit Committee, and notwithstanding any other functions assigned to it by law, by the Bank’s internal regulations or by resolution of the Board the Audit Committee is entrusted with the following functions, inter alia:

In relation to overseeing the financial statements and public information:

●	To oversee the process of preparing and reporting financial information and to submit recommendations or proposals to the Board for safeguarding data integrity.

●

Analyse, prior to their submission to the Board and in enough detail to guarantee their accuracy, reliability, sufficiency and clarity, the financial statements of the Bank and of its consolidated Group contained in the annual, six-monthly and quarterly reports, as well as all other required financial and related non-financial information.

●

Review the necessary consolidation perimeter, the correct application of accounting criteria, and all the relevant changes relating to the accounting principles used and the presentation of the financial statements.

●

Monitor the effectiveness of the Company’s internal control as well as its risk management systems, in terms of the process of preparing and reporting financial information, including tax-related risks, and discuss with the auditor any significant weaknesses detected in the internal control system during the audit, without undermining its independence.

In relation to the Internal Audit function:

●

Propose the selection, appointment, re-election and removal of the Head of the Internal Audit function to the Board of Directors; oversee the independence, effectiveness and functioning of the Internal Audit function; analyse and set objectives for the Head of the Internal Audit function and conduct a performance evaluation; ensure that the Internal Audit function has the necessary material and human resources; and analyse and, where appropriate, approve the annual work plan for the Internal Audit function.

●

Receive monthly information from the Head of the Internal Audit function regarding the activities carried out by it, and regarding any incidents and obstacles that may arise, and verify that Senior Management takes into account the conclusions and recommendations of the reports; and also follow up on these plans.

●

To be aware of the audited units’ degree of compliance with corrective measures previously recommended by the Internal Audit area and inform the Board of those cases that may involve a significant risk for the Group.

In relation to the external audit process:

●

Submit to the Board any proposals for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with applicable regulations, as well as for the engagement terms, and periodically obtain information from the external auditor on the external audit plan and its execution, in addition to preserving its independence in the performance of its functions.

●

Ensure the independence of the auditor: (i) by avoiding any possibility that the auditor’s warnings, opinions or recommendations may be adversely influenced, ensuring that compensation for the auditor’s work does not compromise either its quality or independence; and (ii) by establishing incompatibility between the provision of audit and consulting services, unless they are tasks required by supervisors or the provision of which by the auditor is permitted by applicable legislation, and there are no alternatives on the market that are equal in terms of content, quality or efficiency to those provided by the auditor, in which case, agreement by the Committee will be required.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

●

Establish appropriate relationships with the external auditor in order to receive information regarding any issues that may pose a threat to their independence and any other issues related to the account audit process.

●

Where appropriate, authorise the provision of additional services other than prohibited services, by the auditor or associated persons or entities, the performance of which is required by applicable regulations in each case, under the terms provided for in auditing legislation.

●

Issue, on an annual basis and before the audit report is issued, a report expressing an opinion on whether the external auditor’s independence has been compromised. This report must contain a reasoned assessment of each of the additional services mentioned in the previous section, considered individually and collectively, other than the legal audit and in relation to the independence requirements or to the rules governing the account auditing process.

●	Ensure that the auditor holds an annual meeting with the full Board of Directors to inform it of the work undertaken and developments in the Company’s risk and accounting situations.

The most significant actions and work carried out by the Audit Committee in the 2022 financial year, as well as its organisational and operational rules, are detailed in Section H of this Report.

Identify the directors who are members of the audit committee and have been appointed on the basis of their knowledge and experience of accounting, auditing or both, and specify the date on which the chair of this committee was appointed to the position.

Names of the directors with experience	Jaime Félix Caruana Lacorte José Miguel Andrés Torrecillas Belén Garijo López Lourdes Máiz Carro Ana Cristina Peralta Moreno

Date of appointment of the chair to the position	29 April 2019

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE

Name	Role	Type

José Miguel Andrés Torrecillas	Chair	Independent

Belén Garijo López	Member	Independent

José Maldonado Ramos	Member	Other external

Juan Pi Llorens	Member	Independent

Susana Rodríguez Vidarte	Member	Other external

% of executive directors	0%

% of proprietary directors	0%

% of independent directors	60%

% of other external directors	40%

Explain the functions that have been assigned to this committee, including, where applicable, any that are in addition to those provided for by law, and describe the procedures and organisational and operational rules of the committee. For each of these functions, indicate its most significant actions during the financial year and how it has, in practice, exercised each of the functions attributed to it, whether by law, in the bylaws or in other corporate resolutions.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The main task of the Appointments and Corporate Governance Committee is to assist the Board of Directors in matters relating to the selection and appointment of members of the Board of Directors; the assessment of their performance; the drafting of succession plans; the Bank’s Corporate Governance System; and the oversight of the conduct of directors and any conflicts of interest that may affect them.

Notwithstanding any others assigned to it by the law, the internal regulations of the Bank or by decision of the Board of Directors, the Appointments and Corporate Governance Committee has, among others, the following functions:

1.

To submit to the Board of Directors proposals for the appointment, re-election or removal of independent directors and to report on proposals for the appointment, re-election or removal of the remaining directors; and, for these purposes, to evaluate the balance of knowledge, skills and experience on the Board.

2.	Propose to the Board of Directors the selection and diversity policies for members of the Board.

3.	Establish a target for representation of the underrepresented gender on the Board and draw up guidelines on how to reach that target.

4.	Analyse the structure, size and composition of the Board of Directors, at least once per year, when assessing its operation.

5.	Analyse the suitability of the members of the Board of Directors.

6.	Review the status of each director each year, so that this may be reflected in this Report.

7.	Report on proposals for the appointment of Chair and Secretary and, where appropriate, Deputy Chair and Deputy Secretary, as well as the Chief Executive Officer.

8.	Submit to the Board of Directors proposals for the appointment, dismissal or re-election of the Lead Director.

9.

Determine the procedure for assessing the performance of the Chair of the Board of Directors, the Chief Executive Officer, the Board of Directors as a whole and the Board’s committees, and oversee its implementation.

10.	Report on the quality and efficiency of the performance of the Board of Directors.

11.	Report on the performance of the Chair and of the Chief Executive Officer, incorporating for the latter the assessment made in this regard by the Executive Committee.

12.

Analyse and arrange the succession of the Chair, the Chief Executive Officer and, where applicable, the Deputy Chair, in conjunction with the Lead Director in the case of the Chair, and, where appropriate, draft proposals to the Board to ensure that the succession takes place in a planned and orderly manner.

13.	Review the Board’s policy on the selection and appointment of members of the Group’s Senior Management, and file recommendations with the Board when applicable.

14.	Report on proposals for the appointment and removal of senior managers.

15.

Regularly review and assess the Corporate Governance System of the Bank and, where applicable, propose to the Board for its approval or submission at the General Meeting any amendments and updates that would facilitate its development and continuous improvement.

16.	Ensure compliance with the provisions applicable to directors contained in the Regulations of the Board or in the applicable laws.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The organisational and operational rules and the most significant actions carried out by the Appointments and Corporate Governance Committee in the 2022 financial year are detailed in Section H of this Report.

REMUNERATION COMMITTEE

Name	Role	Type

Belén Garijo López	Chair	Independent

Lourdes Máiz Carro	Member	Independent

Ana Cristina Peralta Moreno	Member	Independent

Carlos Vicente Salazar Lomelín	Member	Other external

Jan Paul Marie Francis Verplancke	Member	Independent

% of executive directors	0%

% of proprietary directors	0%

% of independent directors	80%

% of other external directors	20%

Explain the functions that have been assigned to this committee, including, where applicable, any that are in addition to those provided for by law, and describe the procedures and organisational and operational rules of the committee. For each of these functions, indicate its most significant actions during the financial year and how it has, in practice, exercised each of the functions attributed to it, whether by law, in the bylaws or in other corporate resolutions.

The main task of the Remuneration Committee is to assist the Board of Directors in remuneration matters within its remit and, in particular, those relating to the remuneration of directors, senior managers and those employees whose professional activities have a significant impact on the risk profile of the Group (hereinafter, the “Identified Staff”), ensuring that the established remuneration policies are observed.

More specifically, in accordance with the powers that are assigned to it by Article 5 of the Regulations of the Remuneration Committee, and notwithstanding any other functions assigned to it by law, by the Bank’s internal regulations or by resolution of the Board, the Remuneration Committee broadly performs the following functions:

1.

Propose to the Board of Directors, for submission to the General Meeting, the Remuneration Policy for BBVA Directors, and also submit to the Board its corresponding report, all in accordance with the terms established by applicable regulations at any given moment.

2.	Determine the remuneration of non-executive directors, as provided for in the Remuneration Policy for Directors, and submit the corresponding proposals to the Board of Directors.

3.

Determine the extent and amount of individual remuneration, rights and compensation of a financial nature, as well as the other contractual conditions of executive directors, in accordance with the remuneration policy for directors, submitting the corresponding proposals to the Board, so that they may be contractually agreed.

4.	Determine and propose to the Board the objectives and criteria for measuring the variable remuneration of the executive directors, and evaluate their degree of achievement.

5.

Analyse, where appropriate, the need to make ex-ante or ex-post adjustments to variable remuneration, including the application of reduction or recovery arrangements for variable remuneration, submitting the corresponding proposals to the Board, based on the report from the relevant committees in each case.

6.

Present an annual report on the remuneration of the Bank’s directors to the Board of Directors, which will be submitted to the Annual General Shareholders’ Meeting, in accordance with the provisions of the applicable law.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

7.

Propose to the Board of Directors, and oversee the implementation of, the remuneration policy for senior managers and other employees of the Identified Staff, including the process of determining the Identified Staff.

8.

Propose to the Board of Directors, and oversee the implementation of, the remuneration policy for the Group, which may include the policy for senior managers and other employees of the Identified Staff, stated in the previous paragraph.

9.	Submit to the Board of Directors the proposals for basic contractual conditions for senior managers, including their remuneration and compensation in the event they leave their role.

10.

Directly oversee the remuneration of senior managers and, within the framework of the remuneration model applicable to Senior Management at any given time, the objectives and criteria for measuring variable remuneration of the heads of the Regulation & Internal Control area and the Internal Audit area, submitting the corresponding proposals to the Board of Directors, based on those submitted to it in turn by the Risk and Compliance Committee and the Audit Committee, respectively.

11.

Ensure compliance with the remuneration policies established by the Company and review them periodically, proposing, where appropriate, any modifications that it deems necessary to ensure, among other things, that they are adequate for attracting and retaining the best professionals, and that they contribute to long-term value creation and the adequate control and management of risks, as well as address the principle of equal pay. In particular, the Committee shall ensure that the remuneration policies set out in the Company are subject to internal, central and independent review at least once a year.

12.	Verify the information on the remuneration of directors and senior managers contained in the various corporate documents, including the Annual Report on the Remuneration of Directors.

13.

Supervise the selection of external advisers, whose advice or support is required for the performance of their duties in remuneration matters, ensuring that any conflicts of interest do not impair the independence of the advice provided.

The organisational and operational rules and the most significant actions carried out by the Remuneration Committee in the 2022 financial year are detailed in Section H of this Report.

RISK AND COMPLIANCE COMMITTEE

Name	Role	Type

Juan Pi Llorens	Chair	Independent

Jaime Félix Caruana Lacorte	Member	Independent

Raúl Catarino Galamba de Oliveira	Member	Independent

Ana Leonor Revenga Shanklin	Member	Independent

Susana Rodríguez Vidarte	Member	Other external

% of executive directors	0%

% of proprietary directors	0%

% of independent directors	80%

% of other external directors	20%

Explain the functions that have been assigned to this committee and describe the procedures and organisational and operational rules of the committee. For each of these functions, indicate its most significant actions during the financial year and how it has, in practice, exercised each of the functions attributed to it, whether by law, in the bylaws or in other corporate resolutions.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The main task of the Risk and Compliance Committee is to assist the Board in determining and monitoring the Group’s risk control and management policy, including internal risk control and non-financial risks. It also assists the Board in monitoring the Compliance function and implementing a risk and compliance culture in the Group.

More specifically, in accordance with Article 5 of its Regulations and notwithstanding any other functions assigned to it by law, by the Bank’s internal regulations or by resolution of the Board, the Risk and Compliance Committee is entrusted with the following functions:

1.

Analyse, in accordance with the strategic basis set by the Board or the Executive Committee, and submit to the Board proposals on the Group’s risk control and management strategy, including the Group’s risk appetite and the establishment of a risk level considered acceptable according to the risk profile and capital at risk, broken down by Group businesses and areas.

2.

Propose the policies of control and management of the different risks of the Group, within its scope of competence, in a manner that is consistent with the Risk Appetite Framework established by the Board.

3.

Monitor the effectiveness of the Regulation & Internal Control function (which includes, inter alia, the Compliance, Internal Risk Control and Non-Financial Risk units) and, in particular: (i) propose to the Board the appointment and removal of the individual responsible for the function; (ii) analyse and establish the objectives of the individual responsible for the function and assess their performance; (iii) ensure that the function has the resources necessary for the effective performance of their function; and (iv) approve the annual work plan of the function and monitor its fulfilment.

4.

Receive monthly information from the head of the Regulation & Internal Control function, as well as from the heads of the Compliance, Internal Risk Control and Non-Financial Risks units, on their activities and on any incidents that may arise, and verify that Senior Management takes into account the findings and recommendations of their reports.

5.

Monitor the change over time of the risks faced by the Group and their compatibility with established strategies and policies, and with the Group’s Risk Appetite Framework then in force, and monitor risk-measurement procedures, tools and indicators established at the Group level to obtain a global view of the risks faced by the Bank and the Group; monitor compliance with prudential regulations and supervisory risk requirements; and analyse measures to mitigate the impact of identified risks, should they materialise.

6.	Analyse the risks associated with strategic projects or corporate transactions to be presented to the Board or the EC, within its scope of competence and, where appropriate, submit a report.

7.	Analyse risk operations that will be submitted to the Board or the Executive Committee for consideration.

8.

Examine whether the prices of the assets and liabilities offered to customers take into account the Bank’s business model and risk strategy and, if not, submit a plan to the Board aimed at rectifying the situation.

9.

Participate in the process of establishing the remuneration policy, checking that it is compatible with an adequate and effective risk management strategy and that it does not offer incentives to assume risks that exceed the level tolerated.

10.

Check that the Group has the means, systems, structures and resources that are consistent with best practices to implement their risk management strategy, ensuring that the risk management mechanisms are adequate in relation thereto.

11.	Provide information on the matters within its competence provided for in law or internal company regulations, prior to the adoption of the corresponding resolutions by the Board, where relevant.

12.

Ensure compliance with applicable regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to competition, and ensure that any requests for action or information made by official authorities on these matters are dealt with in due time and in an appropriate manner.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

13.

Receive information about any breaches of applicable regulations and relevant events that the areas reporting to it have detected during its monitoring and control operations, and to be informed of relevant issues related to legal risks that may arise in the course of the Group’s activity.

14.

Examine draft codes of ethics and conduct and their modifications, prepared by the corresponding area of the Group, and give its opinion in advance of the proposals to be drafted to the Corporate Bodies.

15.

Have knowledge of the reports, submissions or communications from external supervisory bodies, and confirm that the instructions, requirements and recommendations received from the supervisory bodies are implemented in an appropriate manner in order to correct any irregularities, deficiencies or inadequacies that have been identified.

16.	To ensure the promotion of risk culture across the Group.

17.	To supervise the Group’s criminal risk prevention model.

18.	Review and monitor the systems for reporting by employees of possible irregularities in financial information or other matters.

The organisational and operational rules and the most significant actions carried out by the Risk and Compliance Committee in the 2022 financial year are detailed in Section H of this Report.

TECHNOLOGY AND CYBERSECURITY COMMITTEE

Name	Role	Type

Carlos Torres Vila	Chair	Executive

Raúl Catarino Galamba de Oliveira	Member	Independent

Juan Pi Llorens	Member	Independent

Ana Leonor Revenga Shanklin	Member	Independent

Jan Paul Marie Francis Verplancke	Member	Independent

% of executive directors	20%

% of proprietary directors	0%

% of independent directors	80%

% of other external directors	0%

Explain the functions that have been assigned to this committee and describe the procedures and organisational and operational rules of the committee. For each of these functions, indicate its most significant actions during the financial year and how it has, in practice, exercised each of the functions attributed to it, whether by law, in the bylaws or in other corporate resolutions.

The main task of the Technology and Cybersecurity Committee is to assist the Board of Directors in monitoring technological risk, in managing cybersecurity and in monitoring the Group’s technological strategy.

Specifically, in accordance with Article 5 of the Technology and Cybersecurity Committee Regulations, and notwithstanding any other functions assigned to it by law, by the Bank’s internal regulations or by resolution of the Board, the Technology and Cybersecurity Committee shall perform the following functions, which fall into two categories:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(a) Functions relating to monitoring technological risk and managing cybersecurity, such as:

(i) Reviewing the Bank’s exposure to main technological risks, including risks related to information security and cybersecurity, as well as the procedures adopted by the executive area for monitoring and controlling these exposures.

(ii) Reviewing the policies and systems for assessment, control and management of the Group’s technological infrastructures and risks, including the response and recovery plans in the event of cyberattacks.

(iii) Being informed of business continuity plans regarding technology and technological infrastructure matters.

(iv) Being informed, as appropriate, about: (i) compliance risks associated with information technology; (ii) the procedures established for identifying, assessing, overseeing, managing and mitigating these risks.

(v) Being informed about any relevant events that may have occurred with regard to cybersecurity, i.e. events that, either individually or as a whole, may cause significant impact or harm to the Group’s net equity, results or reputation.

(vi) Being informed, as required, by the Head of the Technological Security area regarding the activities it carries out, as well as any incidents that may arise.

(b) Functions related to the Technology Strategy:

(i) Being informed, as appropriate, of the technology strategy and trends that may affect the Bank’s strategic plans, including through monitoring general trends in the sector.

(ii) Being informed, as appropriate, of the metrics established by the Group for management and control in the technological area, including the Group’s developments and investments in this area.

(iii) Being informed, as appropriate, of issues related to new technologies, applications, information systems and best practices that may affect the Group’s technological plans or strategy.

(iv) Being informed, as appropriate, of the main policies, strategic projects and plans defined by the Engineering Area.

(v) Report to the Board of Directors and, where appropriate, to the Executive Committee, on matters related to information technologies falling within its remit.

The organisational and operational rules and the most significant activities carried out by the Technology and Cybersecurity Committee during the 2022 financial year are detailed in Section H of this Report.

C.2.2	Fill in the following table with information on the number of female directors sitting on the committees of the board of directors as of the end of the last four financial years:

	Number of female directors

	Financial year 2022		Financial Year 2021		Financial year 2020		Financial year 2019

	Number	%	Number	%	Number	%	Number	%

Executive Committee	1	16.66%	1	16.66%	1	16.66%	1	16.66%

Audit Committee	3	60%	3	60%	3	60%	3	60%

Appointments and Corporate Governance Committee	2	40%	2	40%	2	40%	2	40%

Remuneration Committee	3	60%	3	60%	3	60%	3	60%

Risk and Compliance Committee	2	40%	2	40%	2	40%	1	20%

Technology and Cybersecurity Committee	1	20%	-	-	-	-	-	-

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.2.3

Indicate, where applicable, if there are regulations governing the board committees, where they may be consulted and any amendments made thereto during the financial year. Indicate whether an annual report on the activities of each committee has been prepared voluntarily.

All the Committees of the Board of Directors have their own regulations, approved by the Board and available on the Bank’s corporate website (https://www.bbva.com/en/), under Shareholders and Investors, Corporate Governance and Remuneration Policy, in the Board Committees section.

The regulations were not modified during 2022, except for the regulations of the Audit Committee and the Executive Committee, to indicate that, in significant corporate transactions within the decision-making remit of the Executive Committee, the Audit Committee will be competent to report to the Executive Committee on the same terms as in relation to transactions in which the power to decide rests with the Board.

In addition, within the framework of the annual performance assessment process, all the Board Committees have prepared and submitted a report to the Board of Directors detailing the activity carried out by each of them in the exercise of their functions during the 2022 financial year, and which are described in Section H of this Report, further to Section C.2.1.

D. RELATED-PARTY TRANSACTIONS AND INTRA-GROUP TRANSACTIONS

D.1

Explain the procedure and competent bodies, if any, for the approval of related-party and intra-group transactions, indicating the general criteria and internal rules of the entity that regulate the obligation of the affected directors or shareholders to abstain and detailing the internal procedures relating to reporting and periodic control established by the company in relation to related-party transactions whose approval has been delegated by the board of directors.

The Regulations of the Board of Directors establish that the Board of Directors will be responsible for approving, where appropriate, transactions between the Company or companies within its Group and directors or shareholders who have, individually or together with others, significant shareholdings, as well as with related persons to them.

In addition, in its capacity as a credit institution, BBVA is subject to specific sectorial regulations which, with regard to related-party transactions, are governed by Royal Decree 84/2015 of 13 February, implementing Act 10/2014 of 26 June, on the regulation, supervision and solvency of credit institutions, and Bank of Spain Circular 2/2016 of 2 February, on the supervision and solvency of credit institutions, which completes the adaptation to Spanish law of Directive 2013/36/EU and Regulation (EU) No 575/2013, on the extension of credit and guarantees to members of the Board of Directors and Senior Management. The foregoing transactions are subject to approval by the Board of Directors and, in the event that the requirements established by the aforementioned applicable regulations are fulfilled, are submitted to the Bank of Spain for authorisation.

In accordance with applicable sectorial legislation, the Bank has specific internal regulations in this regard, which specifically govern the process of granting and approving credit risk transactions as described above for members of BBVA’s Board of Directors and Senior Management, the approval of which, as indicated, lies with the Bank’s Board of Directors, and for related parties.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Furthermore, the Corporate Enterprises Act provides that the General Meeting will be responsible for the approval of related-party transactions with an amount or value equal to or greater than 10% of company’s total assets according to the last approved annual balance sheet, while the Board of Directors shall be responsible for the approval of all other related-parties transactions, and may not be delegated transactions except those transactions that fulfil certain requirements contained in the Corporate Enterprises Act.

On the basis of the regulations established by the Corporate Enterprises Act, the Board of Directors resolved to delegate, to those responsible for certain executive areas of the Bank, the approval of related-party transactions that: (i) are carried out pursuant to contracts with standard terms that are widely applicable to a large number of customers, at prices that are set on a general basis by the party acting as a supplier of the goods or services in question, where the amount thereof does not exceed 0.5% of the net turnover contained in the most recent consolidated annual financial statements; and (ii) are carried out between companies that are part of the same group and in the ordinary course of business and on market terms, with transactions with credit risk that, as indicated, have a specific approval procedure that corresponds to the Board of Directors, being excluded from such delegation.

Similarly, with regard to the approval of delegated related-party transactions, the Board of Directors approved an internal procedure for periodic reporting and control regarding such transactions to enable the Bank’s corporate bodies to monitor their fairness and transparency, as well as compliance with applicable legal requirements, in particular those established in this respect by the Corporate Enterprises Act, the supervision of which will be the responsibility of the Audit Committee which, on a half-yearly basis, will analyse the transactions, if any, approved on the basis of the delegation conferred.

The regulations established with regard to the handling of possible conflicts of interest and the rules regarding abstention are described in Section D.6.

D.2

Individually detail transactions that are significant due to their amount or content entered into between the company or its subsidiaries and shareholders holding 10% or more of the voting rights or represented on the board of directors of the company, and indicate the competent body for the approval thereof and whether any affected shareholder or director abstained from voting thereon. If the board is the competent body, indicate whether the proposed resolution was approved by the board without a majority of the independent directors having voted against such proposal:

Name or corporate name of the shareholder or any of its subsidiaries	% shareholding	Name or corporate name of the company or subsidiary	Nature of the transaction	Type of transaction and other information required to evaluate the same	Amount (thousands of euros)	Approving body	Name of any abstaining significant shareholders or directors	The proposal to the general meeting, where applicable, has been approved by the board without a majority of the independent directors having voted against the same.

D.3

Individually detail transactions that are significant due to their amount or content entered into between the company or its subsidiaries and directors or executives of the company, including transactions entered into with entities controlled or jointly controlled by the director or executive, and indicate the competent body for the approval thereof and whether any affected shareholder or director abstained from voting thereon. If the board is the competent body, indicate whether the proposed resolution was approved by the board without a majority of the independent directors having voted against such proposal:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Name or corporate name of the directors or executives or of the entities under their control or joint control	Name or corporate name of the company or subsidiary	Relationship	Nature of the transaction and other information required to evaluate the same	Amount (thousands of euros)	Approving body	Name of any abstaining shareholders or directors	The proposal to the general meeting, where applicable, has been approved by the board without a majority of the independent directors having voted against the same.

D.4

Individually detail intra-group transactions that are significant due to their amount or content entered into between the company and its parent company or other entities belonging to the parent’s group, including subsidiaries of the listed company, except in cases in which no other related party of the listed company has an interest in such subsidiaries or where the subsidiaries are wholly owned, directly or indirectly, by the listed company.

In any event, provide information regarding any intra-group transactions entered into with companies established in countries or territories considered to be tax havens:

Corporate name of the group company	Brief description of the transaction and other information required to evaluate the same	Amount (thousands of euros)

BBVA Global Finance LTD.	Current account deposits	3,065

BBVA Global Finance LTD.	Term account deposits	6,375

BBVA Global Finance LTD.	Issue-linked subordinated liabilities	188,066

D.5

Individually detail transactions that are significant due to their amount or content entered into between the company or its subsidiaries with other parties considered to be related parties in accordance with the International Accounting Standards adopted by the EU that have not been listed in the previous categories.

Corporate name of the related party	Brief description of the transaction and other information required to evaluate the same	Amount (thousands of euros)

D.6

Detail the mechanisms established to detect, determine and resolve possible conflicts of interest between the company and/or its group, and its directors, executives, significant shareholders or other related parties.

Articles 7 and 8 of BBVA’s Regulations of the Board of Directors regulate issues relating to possible conflicts of interest, in summary, as follows:

Article 7: Directors must adopt necessary measures to avoid incurring in situations where their interests, whether on their own account or for that of others, may enter into conflict with the corporate interest and with their duties with respect to the Company, unless the Company has granted its consent under the terms established in applicable legislation and in the Regulations of the Board of Directors.

Likewise, they must refrain from participating in deliberations and votes on resolutions or decisions in which they or a related party may have a direct or indirect conflict of interest, unless these are decisions relating to appointment or removal of positions on the management body.

Directors must notify the Board of Directors of any situation of direct or indirect conflict that they or parties related to them may have with respect to the Company’s interests.

Article 8: The duty of avoiding situations of conflicts of interest referred to in Article 7 above obliges the directors to refrain from, in particular:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

●

Carrying out transactions with the Company, unless these relate to ordinary business, performed under standard conditions for customers and of minor relevance. Such transactions are deemed to be those whose information is not necessary to provide a true picture of the Company’s equity, financial situation and results.

●	Using the name of the Company or invoking their position as director to unduly influence the performance of private transactions.

●	Making use of corporate assets, including the Company’s confidential information, for private ends.

●	Taking advantage of the Company’s business opportunities.

●	Obtaining advantages or remuneration from third parties other than the Company and its Group, associated with the performance of their position, unless they are mere tokens of courtesy.

●

Engaging in activities on their own account or on behalf of third parties that involve effective actual or potential competition with the Company or that, in any other way, bring them into permanent conflict with the Company’s interests.

The above provisions will also apply should the beneficiary of the prohibited acts or activities described in the previous sections be a related party to the director.

However, the Company may dispense with the aforementioned prohibitions in specific cases, authorising a director or a related party to carry out a certain transaction with the Company, to use certain corporate assets, to take advantage of a specific business opportunity or to obtain an advantage or remuneration from a third party.

When the authorisation is intended to dispense with the prohibition against obtaining an advantage or remuneration from third parties, or affects a transaction whose value is over 10% of the corporate assets, it must necessarily be agreed by the General Shareholders’ Meeting.

The obligation not to compete with the Company may only be dispensed with when no damage is expected to the Company or when any damage that is expected is compensated by the benefits that are foreseen from the dispensation. The dispensation will be conferred under an express and separate resolution of the General Shareholders’ Meeting.

In other cases, the authorisation may also be resolved by the Board of Directors, provided that the independence of the members conferring it is guaranteed with respect to the director receiving the dispensation. Moreover, it will be necessary to ensure that the authorised transaction will not do harm to the corporate equity or, where applicable, that it is carried out under market conditions and that the process is transparent.

Approval by the Board of Directors of the transactions of the Bank or companies within its Group with directors will be granted, where appropriate, after receiving a report from the Audit Committee.

Since BBVA is a credit institution, it is subject to the provisions of Act 10/2014, of 26 June , on the regulation, supervision and solvency of credit institutions (“LOSS”), whereby the directors and general managers or similar may not obtain credits, bonds or guarantees from the Bank on whose board or management they work, above the limit and under the terms established in Article 35 of Royal Decree 84/2015, implementing the LOSS, unless expressly authorised by the Bank of Spain.

Continued in Section H of this Report.

D.7

Indicate whether the company is controlled by another entity within the meaning of Article 42 of the Spanish Commercial Code, whether listed or not, and has, directly or through its subsidiaries, business relations with said entity or one of its subsidiaries (other than those of the listed company) or engages in activities related to those of any one of them.

No

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

E.	RISK CONTROL AND MANAGEMENT SYSTEMS

E.1	Explain the scope of the company’s Risk Control and Management System for financial and non-financial risks, including risks of a tax-related nature.

The BBVA Group has a general risk management and control model (hereinafter, the Model) adapted to its business model, its organisation, the countries in which it operates and its Corporate Governance System. This allows the BBVA Group to operate within the framework of the risk control and management strategy and policy defined by BBVA’s corporate bodies, in which sustainability is specifically considered, and to adapt to an ever-changing economic and regulatory environment, addressing risk management on a global level in a manner that is adapted to the circumstances at any moment.

This Model, for which the Group’s Chief Risk Officer (CRO) is responsible, is applied comprehensively throughout the Group and consists of the basic elements listed below:

I.	Governance and organisation

II.	Risk Appetite Framework

III.	Assessment, monitoring and reporting

IV.	Infrastructure

The Group promotes the development of a risk culture that ensures consistent application of the Model within the Group, and that guarantees that the risk function is understood and internalised at all levels of the organisation.

The Model applies to the management and control of all financial and non-financial risks of the Group, including tax risks, without prejudice to the fact that, with regard to tax, in addition to the management of this type of risk as a non-financial risk, BBVA has a tax risk management policy based on an adequate control environment, a risk identification system and a process for the monitoring and continuous improvement of the effectiveness of the established controls. BBVA’s tax risk management and control system complies with the standards established by the UNE 19602 standard. BBVA obtain the certificate of compliance after the required AENOR audit in 2022.

For more information on the basic elements of the Model, see “General risk management and control model” in the “Risk management” chapter of the individual and consolidated Management Reports for the 2022 financial year, of which this Annual Corporate Governance Report forms part by reference.

E.2	Identify the corporate bodies responsible for the preparation and enforcement of the Risk Control and Management System for financial and non-financial risks, including tax-related risks.

With regard to risks, the Board of Directors’ responsibilities are those relating to establishing the policy for controlling and managing risk and the oversight and control of its implementation. To that end, the Board of Directors has a Risk and Compliance Committee, and other committees that assist it for reasons of specialty of the subject matter in accordance with the functions described in Section C.2.1 of this document.

Specifically, the Board of Directors is responsible for establishing the Group’s risk strategy and, in the exercise of this function, determines the risk control and management policy, which is specified as follows: (i) the BBVA Group’s Risk Appetite Framework, which includes the Group’s risk appetite statement, containing the general principles of the Group’s risk strategy and its target profile, as well as a set of quantitative metrics (core metrics—with their respective statements—and metrics by type of risk) originating from said statement that reflect the Group’s risk profile; (ii) the Model; and (iii) the management policy framework for the different types of risk to which the Bank is or may be exposed, which contains the basic principles for managing and controlling risks consistently throughout the Group and in accordance with the Model and the Risk Appetite Framework.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Furthermore, within the scope of its risk monitoring, supervision and control functions, the Board of Directors monitors the change over time of the BBVA Group’s risks as well as the risks of each of its main geographical and/or business areas, ensuring their compliance with the BBVA Group’s Risk Appetite Framework, and also overseeing internal information and control systems.

For the implementation of these functions, the Board is supported by the Risk and Compliance Committee, which, with a global and cross-cutting vision, monitors the change over time of all the Group’s financial and non-financial risks and the extent of compliance with strategies and policies and the Group’s Risk Appetite Framework. In addition to this, the Board has assigned other functions regarding non-financial risks to other committees, which supplement the overall supervision of the Group’s financial and non-financial risks by the Risk and Compliance Committee. To ensure that the Risk and Compliance Committee and, ultimately, the Board of Directors have an overview of the evolution of all risks in the BBVA Group, coordination is carried out between the different Board committees through different reports, in addition to the “crossover” composition of the Board committees.

At the executive level, the Group’s Chief Risk Officer (GRM) is responsible for managing all of the Group’s financial risks with the independence, authority, rank, experience, knowledge and resources required. He is responsible for ensuring, within their scope of functions, that the BBVA Group’s risks are managed according to the established model.

For decision-making, the Chief Risk Officer has a governance structure for the role that culminates in a support forum, the Global Risk Management Committee (GRMC), which is established as the main executive-level committee on the risks within its remit. Its purpose is to develop the strategies, policies, regulations and infrastructures needed to identify, assess, measure and manage the material risks within its remit that the Group faces in its business activity.

In addition, the chief risk officers of the geographical and business areas report functionally to the Chief Risk Officer of the Group and report operationally to the head of their geographical and/or business area. This dual reporting system aims to ensure the independence of the local risk management function from the operating functions, and enable its alignment with the Group’s risk-related general policies and goals.

With regard to non-financial risks and internal control, the Group has a Regulation & Internal Control area that is independent from the other units. This area is under the ultimate responsibility of the Global Head of Regulation & Internal Control, who is also appointed by the BBVA Board of Directors and depends hierarchically on the corporate bodies, to which reports on the performance of its functions. This area is responsible for proposing and implementing policies related to non-financial risks and the Group’s Internal Control Model. It also includes, amongst others, the Non-Financial Risk, Compliance and Internal Risk Control units.

For more information on the bodies responsible for risk management and control at BBVA, see “Governance and organisation” in the “General risk management and control model” section in the “Risk management” chapter of the individual and consolidated Management Reports for the 2022 financial year.

As far as tax risk is concerned, the Tax function of the BBVA Group is responsible for establishing the control mechanisms and internal rules necessary to ensure compliance with current tax regulations, as well as proposing tax strategy to the Board of Directors for their consideration and approval, where appropriate. In addition, the Audit Committee is responsible for overseeing the tax risks in the process of preparing and presenting financial information, in accordance with the information provided by the Head of the BBVA Group’s Tax function to the Committee.

E.3

Indicate the primary financial and non-financial risks, including tax-related risks and, to the extent significant, risks derived from corruption (the latter being understood as those within the scope of Royal Decree Law 18/2017) that could impact the achievement of business objectives.

BBVA has processes to identify risks and analyse scenarios, enabling dynamic and advance risk management. These processes are forward-looking to ensure the identification of emerging risks. These processes are forward-looking, to ensure the identification of emerging risks.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Risks are captured and measured consistently and with methods considered appropriate. Their measurement includes the design and application of scenario analyses and the application of stress testing, and considers the controls to which the risks are subject.

In this regard, there are a number of emerging risks that could impact the Group’s business performance. These risks are organised into the following large blocks:

●	Macroeconomic and geopolitical risks

●	Risks associated with political, economic and social conditions in Turkey

●	Risks associated with pandemics such as COVID-19

●	Regulatory and reputational risks

●	Business, legal and operational risks

●	Climate change risks

For more information on these risks, see “Risk factors” in the “Risk management” chapter of the individual and consolidated Management Reports for the 2022 financial year, and the Other non-financial risks chapter of the Non-Financial Information Statement, included in said Management Reports.

Likewise, amongst the possible crimes included in the criminal prevention model are those related to corruption, since there are a number of risks that could manifest in a company with characteristics such as those of BBVA. For more information, see “Other standards of conduct” and “Criminal Prevention Model” in the “Compliance” section, as reflected in the Company chapter of the Non-Financial Information Statement reflected in the Consolidated Management Report for the 2022 financial year.

Moreover, and not having the significant risk character referred to in this paragraph, it should be noted that the Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services to BBVA.

On 29 July 2019, BBVA was notified by the Central Investigating Court No. 6 of the National High Court that was named as an investigated party (investigado) in the criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could constitute bribery, revelation of secrets and corruption. On 3 February 2020, BBVA was notified by the Central Investigating Court No. 6 of the National High Court of the order lifting the secrecy of the proceedings. Certain current and former officers and employees of the Group, as well as former directors, have also been named as investigated parties in connection with this investigation. BBVA has been and continues to be proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts. As at the date of this report, no formal accusation against BBVA has been made.

This criminal judicial proceeding is in the pre-trial phase. Therefore, it is not possible at this time to predict the scope or duration of such proceeding or any related proceeding or its or their possible outcomes or implications for the Group, including any fines, damages or harm to the Group’s reputation caused thereby.

Continued in Section H of this Report.

E.4	Identify whether the company has risk tolerance levels, including for tax-related risks.

The Group’s Risk Appetite Framework, approved by the Board of Directors, determines the risks and the associated risk levels that the Group is prepared to assume to achieve its objectives, considering the organic development pattern of the business. These are expressed in terms of solvency, liquidity and funding, and profitability and recurrence of revenue, which are reviewed not only periodically but also if there are any substantial changes in the business strategy or relevant corporate transactions.

The Risk Appetite Framework is expressed through the following elements:

●	Risk Appetite Statement: This contains the general principles of the Group’s risk strategy and the target risk profile.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

●

Statements and core metrics: Derived from the appetite statement, these statements set out the general risk management principles in terms of solvency, liquidity and funding, profitability and income recurrence.

●

Metrics by risk type: Based on the core metrics and their thresholds, a series of metrics are determined for each type or risk and adherence to these ensures compliance with the core metrics and the Group’s Risk Appetite Statement.

In addition to this Framework, the general principles for each type of risk as well as the level of management limits, which is defined and managed by the areas responsible for managing each type of risk are established. This is to ensure that anticipatory risk management respects the established Risk Appetite Framework.

Each significant geographical area has its own Risk Appetite Framework consisting of its local Risk Appetite statement, core metrics and statements and metrics by type of risk, which should be consistent with those set at the Group level, but adapted to their reality and approved by the corresponding corporate bodies of each entity. This Appetite Framework is supplemented by the statements for each type of risk and has a limit structure that is in line consistent with the above.

The corporate Risk area (Global Risk Management) works together with the various geographical and/or business areas to define their Risk Appetite Framework, so that it is coordinated with and integrated into the Group’s Risk Appetite Framework, making sure that its profile is in line with the one defined. Also, for local monitoring purposes, the Chief Risk Officer for the geographical and/or business area will periodically report on the change over time of the local Risk Appetite Framework metrics to its corporate bodies, as well as, where appropriate, to the appropriate local top-level committees, following a scheme similar to that of the Group, in accordance with its own corporate governance systems.

For more information on the Risk Appetite Framework described above and on its monitoring and management integration, see “Risk Appetite framework” in the “General Risk management and control model” section within the “Risk management” chapter of the individual and consolidated Management Reports for the 2022 financial year.

E.5	State what financial and non-financial risks, including tax-related risks, have arisen during the financial year.

Risk is inherent to financial activity, and the occurrence of minor and major risks is therefore an inseparable part of the Group’s activities. BBVA therefore offers detailed information on the change over time of risks which, by their nature, continuously affect the Group in carrying out its activity. This information is provided in its annual financial statements (notes 7 and 19 on risk management and tax risks, respectively, in the BBVA Group’s Consolidated Annual Financial Statements; and notes 5 and 17, on the same subject matters, in BBVA’s Individual Annual Financial Statements, both for the 2022 financial year) and in the individual and consolidated Management Reports, both for the 2022 financial year (the Risk management chapter and Other non-financial risks chapter of the Non-Financial Information Statement).

E.6

Explain the response and oversight plans for the primary risks faced by the entity, including tax-related risks, and the procedures followed by the company to ensure that the board of directors responds to any new challenges.

The BBVA Group’s internal control system for its operational risks is based on the best practices developed both in the COSO (Committee of Sponsoring Organizations of the Treadway Commission) Enterprise Risk Management — Integrated Framework and in the Framework for Internal Control Systems in Banking Organisations drawn up by the Basel Bank for International Settlements (BIS).

The control model has a system comprising three lines of defence:

●

The Group’s business and support units constitute the first line of defence. They are responsible for primary management of current and emerging risks, and implementing control procedures for risk mitigation. They are also responsible for reporting to their business/support unit.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

●

The second line of defence comprises specialised control units in different areas of risk: Compliance, Legal, Finance, People, Physical security, Technological security, Information and Data Security, Suppliers, Internal Risk Control and Processes. This line defines the control frameworks in its specialist field, across the entire Entity, and provides training to areas exposed to risk. It also checks the identification of current and emerging risks carried out by the different business and support units, and the assessment carried out by these units on the adequacy and effectiveness of their control environments. This second line of defence is in place in all geographical areas in which the Group is present and acts in accordance with standardised practices that come from the corporate units in each of the fields.

With regard to operational risk, the control activity of the first and second lines of defence is coordinated by the Non-Financial Risks Unit, which is responsible for providing the units with a common internal control methodology and global tools.

The Group’s Head of Non-Financial Risks reports on his activities to the Head of Regulation and Internal Control. Both officers report to the Risk and Compliance Committee and, in the case of the Head of Regulation and Internal Control, also to the Board, to which she reports directly; she also assists the corporate bodies in those matters in which she is asked to do so.

Moreover, as part of the second line of defence, the Group has a specific Internal Risk Control unit, within the area of Regulation & Internal Control, which, among other tasks, independently checks and monitors regulations and governance structure, in terms of financial risks, and the application and operation thereof in the area of Global Risk Management, as well as checking the development and implementation of financial risk management and control processes. It is also responsible for the validation of risk models.

The Group’s Head of Internal Risk Control is responsible for the function and reports on its activities and work plans to the Head of Regulation & Internal Control and to the Risk and Compliance Committee, assisting the Committee in any matters where requested, and in particular checking that the GRM reports presented to the Committee comply with the established criteria at all times.

In addition, the Internal Risk Control function is global and transversal, covering all types of financial risks and having specific units in all geographical and/or business areas, with functional dependency on the Group’s Head of Internal Risk Control.

The Group also has internal control functions for Financial and Technology Risk, which are part of the Group’s second line of defence. Their heads report directly to the Head of the Regulation and Internal Control area and to the Audit Committee and the Technology and Cybersecurity Committee, respectively, within their own remits, assisting corporate bodies in those matters in which they are asked to do so.

●

The third line of defence is made up of the Internal Audit unit, the head of which reports directly to the Board, and for which the Group assumes the guidelines of the Basel Committee on Banking Supervision and of the Institute of Internal Auditors. Its function is to independently and objectively assess the first and second lines of defence, evaluating the efficiency and effectiveness of internal control policies and systems, risk management and the governance processes and policies established by the Group.

As far as tax risk is concerned, the Tax Department, located within the Finance area, is responsible for establishing the policies and controls necessary to ensure compliance at all times with the current tax regulations and the tax strategy approved by the Board. The Internal Financial Control Unit, as a second line of defence against financial, accounting and tax risks, is responsible for assessing the quality of the design and effectiveness of the control model operating in tax processes, as detailed in Section F of this document.

Continued in Section H of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

F. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS FOR FINANCIAL REPORTING (ICFR)

Describe the mechanisms comprising the risk management and control systems for financial reporting (ICFR) in your entity.

F.1 The entity’s control environment

Give information on the main features of at least:

F.1.1.	Which bodies and/or functions are responsible for: (i) the existence and maintenance of an adequate and effective ICFR; (ii) the implementation thereof and (iii) oversight thereof.

Pursuant to Article 17 of its Regulations, the Board of Directors approves the financial information that BBVA is required to publish periodically as a listed company. The Board of Directors has an Audit Committee whose main task, among others, is to assist the Board in monitoring the preparation of financial statements and public information, as well as monitoring internal control of financial information.

In this regard, the Rules of Procedure of BBVA’s Audit Committee establish that one of the Committee’s functions is to monitor the effectiveness of the Company’s internal control and the risk management systems in the process of drawing up and presenting financial information, including tax risks, as well as discussing with the statutory auditor the significant weaknesses of the internal control system detected during the audit.

The BBVA Group complies with the requirements imposed by the Sarbanes Oxley Act (SOX) for each financial year’s consolidated annual financial statements due to its status as a publicly traded company listed with the United States Securities Exchange Commission (SEC). The main Group executives are involved in the design, compliance and maintenance of an effective internal control model that guarantees the quality and veracity of the financial information. The Finance area has been responsible during 2022 for producing the consolidated annual financial statements and the BBVA, S.A. financial statements and maintaining the control model for financial information generation. Specifically, this function is performed by the Financial Internal Control area (Finance - Risk Control Specialist), which is integrated within the Group’s general internal control model, which is briefly outlined below:

The BBVA Group works continuously to bolster its internal control model, which comprises two key elements. The first is the control structure organised into three lines of defence, which is described in Section E.6 above; and the second is a governance scheme called Corporate Assurance, which establishes a framework for monitoring the internal control model and bringing the main aspects of the Group’s internal control to the attention of Senior Management.

Corporate Assurance establishes a committee structure, both at the local and corporate levels, that provides Senior Management with a comprehensive and homogeneous view of the main non-financial risks and relevant situations as regards the control environment. The aim is to facilitate fast and proactive decision-making in relation to the mitigation or assumption of major risks. These committees are formed by the main executives responsible for the business and support areas, as well as those responsible for the second line of defence.

The effectiveness of this internal control system is assessed periodically for those risks that may affect the correct compilation of the Group’s financial statements. This assessment is carried out under the coordination of the Internal Financial Control area (within the control model of the Group is the specialist area of risk mitigation in the processes of financial information elaboration: Risk Control Specialist – RCS Finance in collaboration with the other risk specialists (RCS) located in the second line of defence, as well as with those responsible of the control (RCA: Risk Control Assurer) of the of the main processes, both in the business and support areas, located in the first line of defence of the control model.

The Group’s Internal Audit area also performs its own assessment of the internal control system with regard to the generation of financial information.

In addition, the external auditor of the BBVA Group issues an opinion every year on the effectiveness of internal control over financial reporting based on criteria established by COSO (Committee of Sponsoring Organizations of the Treadway Commission) and in accordance with PCAOB (the US Public Company Accounting Oversight Board). This opinion appears in Form 20-F, which is filed every year with the SEC.

The result of the annual internal assessment of the System of Internal Control over Financial Reporting, conducted by Internal Audit and Internal Financial Control, is reported to the Audit Committee by the heads of Internal Financial Control - RCS Finance.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

F.1.2.	Whether, especially in the process of preparing financial information, the following elements exist:

●

Departments and/or mechanisms responsible for: (i) designing and reviewing the organisational structure; (ii) clearly defining lines of responsibility and authority, with an adequate distribution of tasks and functions; and (iii) ensuring that sufficient procedures exist to properly disseminate them within the entity.

Financial information is produced in the local Financial Management Units of the BBVA Group banks in the different countries where it maintains a presence. The consolidation work is carried out in the Corporate Centre, in the Finance Department, which has overall responsibility for the preparation and issuance of the Group’s financial and regulatory information.

BBVA’s organisational structure clearly defines lines of action and responsibility for the areas involved in the generation of financial information, both at the individual entity level and consolidated Group level, and also provides the channels and circuits necessary for the proper communication thereof. The units responsible for drawing up these financial statements have a suitable distribution of tasks and the necessary segregation of functions to draw up these statements in an appropriate operational and control framework.

Additionally, there is an accountability model aimed at extending the culture of, and commitment to, internal control and compliance therewith. Those in charge of the design and operation of the processes that have an impact on financial reporting certify that all the controls associated with its operation under their responsibility are sufficient and have worked correctly.

●

Code of conduct, approval body, degree of dissemination and instruction, principles and values included (indicating whether there are specific references to recording transactions and preparing financial information), body charged with analysing non-compliance and proposing corrective measures and sanctions.

BBVA has a Code of Conduct, approved by the Board of Directors, which sets out the behaviour guidelines that BBVA members must follow in their professional activity.

In February 2022, the Board of Directors approved an update of BBVA’s Code of Conduct to align it with new developments in the business and the environment in which BBVA operates and to meet the expectations of the communities in which the Group is present.

The new version of the Code of Conduct, the previous version of which dated July 2015, was communicated to all BBVA employees and is published on the Bank’s website (https://www.bbva.com/en/) and on the employees’ website (intranet).

BBVA has an online training course on the Code of Conduct at the global level, with scope for the entire Group staff, including key staff in the financial function and new recruits. In addition, communication campaigns are developed periodically and new content is disseminated in connection with the Code of Conduct, taking advantage of new digital formats and channels.

In November 2022, in order to reinforce awareness and knowledge of the Code of Conduct among the workforce, a new corporate Code of Conduct course was published, which all BBVA employees are required to complete. This course includes, among other novelties, messages from members of Senior Management on different aspects of conduct to be taken into consideration in the daily activities of BBVA employees. This demonstrates the commitment and importance that the Bank’s Senior Management attaches to maintaining a high corporate culture of compliance in the entity (“tone from the top”).

The Code also establishes a Whistleblowing Channel where behaviours that deviate from the Code of Conduct or violate the law or internal regulations can be reported.

One of the functions of the Risk and Compliance Committee is to examine draft codes of ethics and conduct and their respective modifications prepared by the corresponding area of the Group, and give its opinion in advance of the proposals to be drafted to the corporate bodies.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Additionally, BBVA has adopted a structure of Corporate Integrity Management Committees (with individual powers at the jurisdictional level). Their joint scope of action covers all the Group businesses and activities and their main function is to ensure effective application of the Code of Conduct. There is also a Corporate Integrity Management Committee, which is global in scope for the whole of BBVA.

For its part, the Compliance function is entrusted by the Board of Directors with the task of independently and objectively promoting and monitoring integrity of action within the BBVA Group, particularly regarding activities that may involve the risk of money laundering and the financing of terrorism, or entail a compliance or conduct risk. The Compliance Unit has among its tasks the fostering of knowledge and application of the Code of Conduct, helping to resolve doubts regarding interpretation of the Code through the Code of Conduct Consultation Channel and managing the Whistleblowing Channel. With regard to possible violations of the Code of Conduct, BBVA has a disciplinary system through which appropriate measures are taken, if necessary.

●

Whistleblowing channel that allows financial and accounting irregularities to be communicated to the audit committee, together with potential breaches of the code of conduct and irregular activities in the organisation, reporting, where applicable, if the channel is confidential in nature and if it allows for anonymous communication that respects the rights of the reporting party and the subject of the report.

The Whistleblowing Channel is an essential part of the BBVA Group compliance system and is one of the processes established to ensure that the regulations and guidelines of the Code of Conduct are effectively applied. This Channel is also a means of helping BBVA members and third parties outside the Group to report confidentially and, if they wish, anonymously, behaviours that deviate from the Code of Conduct or violate applicable law or internal regulations, including financial or accounting irregularities.

The Compliance Unit processes complaints promptly in an objective and impartial manner and guarantees the confidentiality of the investigatory processes.

During the 2021 financial year, the BBVA Group implemented a global Whistleblowing Channel tool provided by an external supplier in most geographical areas where the Group has a presence. This online platform is accessible to all employees through the corporate Intranet and third parties outside BBVA can access it via a public link posted on the BBVA Group website (www.bkms-system.com/bbva). This global tool raises the standards of security, confidentiality and anonymity and, therefore, the level of protection afforded the whistleblower and the party being reported. BBVA employees have at their disposal guides (FAQ, and a tutorial) to facilitate use of this tool.

Whistleblowers play a key role in preventing and detecting inappropriate behaviour, so affording them protection is a priority for the BBVA Group. Individuals who report facts or actions in good faith via the Whistleblowing Channel will not face any reprisals or other adverse consequences for what they report.

As explained in the previous section, a Corporate Integrity Management Committee, of global scope exists for the whole BBVA Group, among whose roles and responsibilities (set out in greater detail in its regulations) are:

-	Driving and monitoring global initiatives to foster and promote a culture of ethics and integrity among members of the Group.
-	Ensuring the uniform application of the Code.
-	Promoting and monitoring the functioning and effectiveness of the Whistleblowing Channel.
-

In cases where they are not already included among the members of the Committee, informing Senior Management and/or the person responsible for preparing the financial statements of any events and circumstances from which significant risks might arise for BBVA.

In addition, through the Compliance function, periodic reports are submitted to the Risk and Compliance Committee which, in compliance with its Regulations, reviews and monitors the systems under which Group professionals may confidentially report any irregularities in financial information or other matters.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

●

Periodic training and refresher courses for employees involved in preparing and revising financial information and in assessing ICFR, covering at least accounting standards, auditing, internal control and risk management.

The Finance area has a specific programme of courses and seminars, run in both its classroom and virtual campus, which complement the general training of all employees of the BBVA Group, in line with their roles and responsibilities. Specific training and periodic refresher courses are given on accounting and tax regulations, internal control and risk management, particularly for teams in the areas involved in preparing and reviewing the financial and tax-related information and in evaluating the internal control system, to help them perform their functions correctly. These courses are taught by professionals from the area and renowned external providers.

Additionally, the BBVA Group has a personal development plan for all employees, which forms the basis of a personalised training programme to deal with the areas of knowledge necessary to perform their functions.

F.2 Financial reporting risk assessment

Give information on at least:

F.2.1. The key features of the risk identification process, including error and fraud risks, with respect to:

●	Whether the process exists and is documented.

The ICFR was developed by the Group Management in accordance with international standards set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which establishes five components on which the effectiveness and efficiency of internal control systems must be based:

-	Establishing an adequate control environment for monitoring all these activities.

-	Assessing the risks that may be incurred by an entity in drawing up its financial information.

-	Designing the necessary controls to mitigate the most critical risks.

-	Establishing the adequate information circuits to detect and communicate the system’s weaknesses or inefficiencies.

-	Monitoring such controls to ensure that they are operational and to guarantee their effectiveness over time.

In order to identify the risks with a greater potential impact on the generation of financial information, the processes through which such information is generated are analysed and documented first, and an analysis of the risks, errors or inaccuracies that may arise in each is later conducted.

Based on the corporate internal control methodology, the risks are categorised by type, including process errors and fraud, and their probability of occurrence and possible impact are analysed.

The identification of risks in the preparation of Financial Statements, including those of error, falsehood or omission, is performed by the first line of defence: those responsible for each of the processes that contribute to the preparation of financial information and those responsible for their control. This risk identification is performed taking into account the theoretical risk model and the mitigation and control framework previously defined by the specialists for each type of risk (within the second line of defence) which, in the case of Finance, is the Internal Financial Control unit (RCS Finance, specialising in tax and financial reporting risk), who, in addition, challenges the functioning and effectiveness of the controls implemented.

Whether the assessment of their controls is annual, quarterly or monthly is determined based on the significance of the risks, this ensuring coverage of the risks considered critical for the financial statements.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The assessment of the aforementioned risks and the design and effectiveness of their controls begins with the understanding of and insight into the analysed operating process, considering criteria of quantitative materiality, likelihood of occurrence and economic impact, in addition to qualitative criteria associated with the type, complexity and nature of the risks or of the business or process structure itself.

The system for identifying and assessing the risks of internal control over financial reporting is dynamic. It evolves continuously, always reflecting the reality of the Group’s business, changes in operating processes, the regulations applicable at all times, the new risks affecting them and the controls that mitigate them.

All this is documented in a corporate management tool developed and managed by the Non-Financial Risk area (MIGRO, implemented in 2021). This tool documents all the risks and controls, by process, that are managed by the different risk specialists, including the Financial Internal Control - RCS Finance.

●

Whether the process covers all of the objectives of financial reporting (existence and occurrence; completeness; valuation; presentation, breakdown and comparability; and rights and obligations), whether the information is updated and how frequently.

Each of the processes identified in the BBVA Group for drawing up financial information aim to record all financial transactions, value the assets and liabilities in accordance with applicable accounting regulations and provide a breakdown of the information in accordance with regulatory requirements and market needs.

The financial reporting control model analyses each of the phases of the processes mentioned above (from procedural governance, documentation, criteria setting, decision making, information provision, application operation, monitoring generated information, and reporting), in order to ensure that the risks identified in each of the phases of the processes are adequately covered by controls that operate efficiently. The control model is updated when changes arise in the relevant processes or support tools for producing financial information.

●

The existence of a process for identifying the consolidation perimeter, taking into account aspects including the possible existence of complex corporate structures, instrumental entities or special purpose vehicles.

The Finance area includes a department responsible for the Group’s financial consolidation, which carries out a monthly process of identification, analysis and updating of the perimeter of the Group’s consolidated companies.

In addition, the information from the consolidation department on new companies set up by the Group’s different units and the changes made to existing companies is compared with the data analysed by a specific committee at corporate level, whose objective is to analyse and document the changes in the composition of the corporate group and optimise its corporate structure (Corporate Structure Committee — CSC).

In addition, the Finance area of the Bank, in controlling special purpose entities, makes a periodic report to the Audit Committee on the structure of the Group of companies.

●

Whether the process takes into account the effects of other types of risks (operational, technological, financial, legal, tax-related, reputational, environmental etc.) insofar as they impact the financial statements.

The model of internal control over financial reporting applies to processes for directly drawing up such financial information and to all operational or technical processes that could have a relevant impact on the financial, accounting, tax-related or management information.

As mentioned above, the Group has an internal control model coordinated by the Regulation & Internal Control area, which uses a single methodology to assess all the Group’s non-financial risks (mainly: operational, technological, financial, legal, tax, reputational, compliance and third party risks). All the specialist risk areas and heads of control use a common tool (MIGRO) to document the identification of the risks, the controls that mitigate those risks and the assessment of their effectiveness.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

There are control assurers in all the operational or support areas, and therefore any type of risk that may affect the Group’s operations is analysed under that methodology and is included in the ICFR insofar as it may have an impact on the financial information.

●	Which of the entity’s governing bodies supervises the process.

The process for identifying risks and assessing the design, effectiveness and suitability of the controls for generating financial information is documented at least once a year, and is overseen by the Internal Audit area.

Moreover, the Group’s head of Internal Financial Control - RCS Finance reports annually to the Audit Committee on analysis work that has been carried out, on the conclusions of the assessment of the control model relating to the generation of financial information, and on the process for downstream certification of the effectiveness of the control model. This process is undertaken by the financial officers of the main entities and Holding control specialists. This work follows a standard methodology in compliance with SOX legal requirements, on systems of internal control over financial information, and is included in Form 20-F, submitted annually to the SEC, as indicated in Section F.1.1 above.

F.3 Control activities

Give information on the main features thereof, if at least the following exist:

F.3.1.

Procedures for the review and authorisation of financial information and the description of the ICFR to be published in the stock markets, indicating the persons responsible therefor and the documentation describing the activity flows and controls (including those concerning risk of fraud) for the different types of transactions that may materially impact the financial statements, including the procedure for closing the accounts and the specific review of the relevant judgements, estimates, valuations and projections.

All processes related to the preparation of financial information are documented, as well as their control model: potential risks linked to each process and controls established for their mitigation. As explained in Section F.2.1, the aforementioned risks and controls are recorded in the corporate tool MIGRO, which also includes the result of the assessment of the effectiveness of the controls and the degree of risk mitigation.

Specifically, the key processes related to the generation of financial information are found in the Finance area and are as follows: accounting, consolidation, financial reporting, financial planning and monitoring, financial and tax management. The analysis of these processes, their risks and their controls are also supplemented by that of all other critical risks, in the processes of the various business areas or other support areas, that may have a financial impact on the financial statements.

In the review procedures for functioning of the control model, special attention is paid to the financial and tax-related information disseminated to the securities markets, including a specific review of controls on relevant judgements, estimates and projections used in the preparation of the above-mentioned information.

As mentioned in section 1.5 of the consolidated financial statements and in section 1.5 of the financial statements of BBVA, S.A., estimates are sometimes necessary to determine the amount at which certain assets, liabilities, revenues, expenses and commitments should be recorded.

These estimates are made based on the best information available on the financial statement closing date and, together with the other relevant issues for the closing of the annual and six-monthly financial statements, are revised and authorised by a Committee made up of the principal experts in these matters.

F.3.2.

Internal control policies and procedures for information systems (among others, access security, change control, the operation thereof, operational continuity and segregation of functions) that support the relevant processes of the entity in relation to the preparation and publication of financial information.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Group’s current internal control model has expanded the catalogue of technological risks managed as non-financial risks to three distinct categories, under the responsibility of the Engineering Risk Control Specialist (RCS):

✓	Physical security: Covers risks from inadequate management of the physical security of assets (including technology) and individuals due to the damage and deterioration of such assets.

✓

Technological security: Covers risks from inadequate management of technology changes, IT system failures, risk from low IT availability and performance, IT system integrity risk, application tampering fraud, and logical impersonation.

✓

Information and Data Security: Covers risks from unauthorised access, modification or destruction of data infrastructure, loss, theft or misuse of information and cyber-attacks that affect the privacy, confidentiality, availability and integrity of information.

The internal control models include procedures and controls regarding the operation of information and access security systems, the segregation of functions, and the development and modification of computer applications used to generate financial information.

Both types of control are identified in the model of internal control over financial reporting and are analysed and assessed periodically, in order to guarantee the integrity and reliability of the information drawn up.

Consequently, the control model of the BBVA Group covers the adequate management of access control, establishes the correct and necessary steps taken to put applications into production as well as ensuring their subsequent support, the creation of backup copies, and assurance of continuity in the processing and recording of operations.

In summary, the entire process of preparing and publishing financial information has established and documented the procedures and control models for technology and IT systems necessary to provide reasonable assurance of the correctness of the BBVA Group’s public financial information.

F.3.3.

Internal control policies and procedures designed to supervise the management of activities subcontracted to third parties and those aspects of evaluation, calculation or assessment outsourced to independent experts which may materially impact the financial statements.

The internal control model sets out specific controls and procedures for the management of subcontracted activities or those aspects of evaluation, calculation and assessment of assets or liabilities outsourced to independent experts.

There is a specialist area for risk (RCS) arising from third party operations, a regulation and a non-financial risk admission committee that analyses outsourcing operations, the risks they can incorporate into the Group and the controls necessary for their mitigation. Additionally, the requirements to be met at the Group level for the activities to be subcontracted are established and monitored.

There are procedural manuals for the outsourced financial processes that identify the procedures to be followed and the controls to be applied by the service provider units and outsourcing units. The controls established in the outsourced processes concerning the generation of financial information are also tested by the Internal Financial Control area of the entity that carried out the outsourcing.

The valuations from independent experts used for matters relevant for generating financial information are included within the standard circuit of review procedures executed by internal control, internal auditing and external auditing.

F.4 Information and communication

Give information on the main features thereof, if at least the following exist:

F.4.1.

A specific function charged with defining accounting policies (accounting policy department or area), keeping them current and resolving queries or conflicts stemming from their interpretation, ensuring fluid communication with those in charge of operations in the organisation and maintaining an up-to-date manual of accounting policies that is communicated to the units through which the entity operates.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Finance area and, in particular, Accounting & Regulatory Reporting, has a solid governance system, which includes two Technical Working Groups: one for Accounting and one for Capital. The purpose of these committees is to analyse, study and issue standards that may affect the compilation of the Group’s financial and regulatory information, to determine the accounting and solvency criteria required to ensure that transactions are booked correctly, and to calculate capital requirements within the framework of the applicable standards.

The Group also has an Accounting Policies Manual, which is updated and made available to all Group units by means of the Intranet. This Manual is the tool that guarantees that all the decisions related to accounting policies or specific accounting criteria to be applied in the Group are supported and are standardised. This Manual is approved by the Technical Accounting Working Group and is continuously documented and updated for use and analysis by all the Group’s entities.

F.4.2.

Mechanisms to capture and prepare financial reporting in standardised formats for application and use by all units comprising the entity or group that support the main financial statements and the notes thereto, in addition to detailed information on ICFR.

The BBVA Group’s Finance area and the countries’ financial management units are responsible for the processes for preparing financial statements in accordance with the current accounting and consolidation manuals. There is also a consolidation computer application that collects the accounting information of the various companies within the Group and performs the consolidation processes, including the standardisation of accounting criteria, aggregation of balances and consolidation adjustments.

Control measures have also been implemented in each of the aforementioned processes, both locally and at consolidated level, to ensure that all the data supplying the financial information is collected in a comprehensive, exact and timely manner. There is also a single and standardised financial reporting system that is applicable to and used by all the Group units and supports the main financial statements and the explanatory notes. There are also control measures and procedures to ensure that the information disclosed to the markets contains a breakdown that is tailored to regulatory requirements and sufficient so as to enable investors and other users of the financial information to understand and interpret it.

F.5 Supervision of the system’s operation

Give information on the main features of at least:

F.5.1.

The ICFR supervision activities carried out by the audit committee and whether the entity has an internal audit function with powers that include providing support to the audit committee in its task of supervising the internal control system, including the ICFR. Likewise, information will be given on the scope of the ICFR assessment carried out during the financial year and of the procedure by which the person in charge of performing the assessment communicates its results, whether the entity has an action plan listing the possible corrective measures, and whether its impact on financial reporting has been considered.

The internal control units of the business areas and of the support areas conduct a preliminary review of the internal control model, assess the risks identified in the processes, the effectiveness of controls, and the degree of mitigation of the risks, as well as identifying possible control weaknesses and designing, implementing and monitoring the mitigation measures and action plans.

The first assessment of the effectiveness of the risk controls for the financial information preparation process is carried out by the RCA (Risk Control Assurer), who is responsible for control in the first line of defence, and layer by the RCS (Risk Control Specialist — second line of defence) who must challenge the design and operation of the controls in order to issue a conclusion on the operation of the control model established for the risks covered by his field of expertise.

BBVA also has an Internal Audit unit that supports the Audit Committee with regard to the independent supervision of the internal financial information control system. The Internal Audit function is entirely independent of the units that draw up the financial information.

All the weaknesses in controls, mitigation measures and specific action plans are documented in the corporate tool MIGRO and submitted to the internal control and operational risk committees of the areas, as well as to the local or global Corporate Assurance Committees, based on the significance of the detected issues.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Both the weaknesses identified by the internal control units and those detected by the internal or external auditor have an action plan in place to correct or mitigate risk.

During the 2022 financial year, the areas responsible for Group Internal Control conducted a full assessment of the system for internal control over financial reporting, and, to date, no material or significant weakness having any impact on the preparation of financial information have been revealed therein.

Additionally, in compliance with the SOX, the Group’s Internal Control and Internal Auditing areas annually assesses the effectiveness of the model of internal control over financial reporting on a group of risks (within the perimeter of SOX companies) that could affect the drawing up of financial statements at local and consolidated levels. This perimeter incorporates risks and controls in Finance and other specialisms that are not directly financial (technology, risks, operational processes, human resources, procurement, legal etc.). The results of this assessment are reported annually to the Audit Committee.

F.5.2.

Whether there is a discussion procedure pursuant to which the auditor (in line with the technical auditing standards), the internal audit function and other experts can inform senior management and the audit committee or the entity’s directors of significant internal control weaknesses identified during the review processes for the annual financial statements or any others within their remit. Also provide information on whether there is an action plan that endeavours to correct or mitigate the weaknesses observed.

As described in Section (F.5.1) above, the Group has a procedure in place whereby the internal auditor and the heads of Internal Financial Control report to the Audit Committee any significant internal control weaknesses detected in the course of their work. Any significant or material weaknesses, if present, will likewise be reported. Similarly, there is a procedure whereby the external auditor reports to the Audit Committee the result of their work assessing the system for internal control over financial information.

Since BBVA is a listed company supervised by the SEC, the Group’s external auditor issues an annual opinion on the effectiveness of internal control over financial reporting contained in the Group’s consolidated financial statements as of 31 December of each year under PCAOB (Public Company Accounting Oversight Board) standards, in order to file a Form 20-F financial report with the SEC. The latest report issued on the financial information for 2021 is available at www.sec.gov and at https://www.bbva.com/en/.

All control weaknesses detected by the Internal Control, Internal Audit and External Audit areas have an action plan for resolution and are reported to the Internal Control Committees of each area, to the Corporate Assurance Committees (local or global, depending on the severity of the weaknesses) and also to the Audit Committee.

The internal control oversight carried out by the Audit Committee, described in the Regulations of the Audit Committee published on the Group website, https://www.bbva.com/en/, includes the following activities:

●

Analyse, prior to their presentation to the Board of Directors and in enough detail to guarantee their accuracy, reliability, sufficiency and clarity, the financial statements of the Bank and of its consolidated Group contained in the annual, six-monthly and quarterly reports, as well as in all other required financial information and related non-financial information. For this purpose, the Committee will have the support it needs from the Group’s Senior Management, especially that of the area responsible for accounting functions, and from the Company and Group auditor, as well as all the necessary information made available to it with the level of aggregation deemed appropriate.

●

Review the necessary consolidation perimeter, the correct application of accounting criteria, and all the relevant changes relating to the accounting principles used and the presentation of the financial statements.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

●

Monitor the effectiveness of the Company’s internal control as well as its risk management systems, in terms of the process of preparing and reporting financial information, including tax-related risks, and discuss with the auditor any significant weaknesses detected in the internal control system during the audit, without undermining its independence. For such purposes, and where appropriate, the Committee may submit recommendations or proposals to the Board of Directors, along with the deadline for their follow-up.

●

Analyse and, where appropriate, approve the annual work plan for the Internal Audit area, as well as any other occasional or specific plans to be implemented as a result of regulatory changes or as required for organisation of the Group’s business.

●

To be aware of the audited units’ degree of compliance with corrective measures previously recommended by the Internal Audit area and inform the Board of those cases that may involve a significant risk for the Group.

The external auditor and the head of Internal Audit attend all regular meetings of the Audit Committee to report on the matters dealt with within their respective remits.

F.6 Other relevant information

F.7	External auditor report

Report on:

F.7.1.

Whether the ICFR information disclosed to the markets has been subject to review by the external auditor, in which case the entity must attach the corresponding report as an annex. If not, explain the reasons therefor.

The information related to the BBVA Group’s internal control over financial reporting described in this report is reviewed by the external auditor, which issues its opinion on the control system and on its effectiveness in relation to the accounts published at the close of each financial year.

On 4 March 2022, the BBVA Group, as a private foreign issuer in the United States, filed the Annual Report (Form 20-F) for the financial year ending on 31 December 2021, which was published on the SEC website on that same date.

In accordance with the requirements set out in Section 404 of the Sarbanes-Oxley Act of 2002 by the Securities and Exchange Commission (SEC), the aforementioned Annual Report (Form 20-F) included certification of the Group’s executive principles with regard to the establishment, maintenance and assessment of the Group’s system of internal control over financial reporting.

The Form 20-F report also included the opinion of the external auditor regarding the effectiveness of the Company’s system of internal control over financial reporting at the close of the 2021 financial year in Item 15 (controls and procedures).

The Form 20-F Annual Report is available on the corporate website of Banco Bilbao Vizcaya Argentaria, S.A., https://www.bbva.com/en/, in the “Shareholders and Investors” section, “Financial Reports” subsection, financial year 2021 within the “Financial Information” section (https: (https://shareholdersandinvestors.bbva.com/financials/financial-reports/#2021).

G EXTENT OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the extent of the company’s compliance with the recommendations of the Good Governance Code of Listed Companies.

If any recommendations are not being followed or are only being followed in part, a detailed explanation of the reasons for this must be provided so that shareholders, investors and the market in general have sufficient information to assess the actions of the company. General explanations will not be acceptable.

1.

The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

✓ COMPLIANT

2.

Where the listed company is controlled by another entity within the meaning of Article 42 of the Spanish Commercial Code, whether listed or not, and has, directly or through its subsidiaries, business relations with said entity or one of its subsidiaries (other than those of the listed company) or engages in activities related to those of any one of them, it should publicly report accurately on:

a)	The respective areas of activity and potential business relations between the listed company or its subsidiaries and the parent company or its subsidiaries.

b)	The mechanisms in place to resolve possible conflicts of interest.

NOT APPLICABLE

3.

During the annual general meeting, as a supplement to the information circulated in the annual corporate governance report, the chairman of the board of directors should verbally inform shareholders in sufficient detail of the most relevant aspects of the company’s corporate governance, particularly:

a)	Changes that have occurred since the previous annual general meeting.

b)	The specific reasons for the company not following a given Corporate Governance Code recommendation, and any alternative rules applied in this regard.

✓ COMPLIANT

4.

The company should establish and implement a policy of communication and contacts with shareholders and institutional investors within the framework of their involvement in the company, as well as with proxy advisers, that complies in full with market abuse regulations and accords equitable treatment to similarly situated shareholders. This policy should be disclosed on the company’s website, including information relating to how it has been put into practice and identifying the relevant actors or individuals responsible for the implementation thereof.

And, without prejudice to the legal obligations regarding the disclosure of privileged information and other regulated information, the company also has a general policy regarding the communication of economic-financial, non-financial and corporate information through the channels it deems appropriate (media, social media, or other channels) to help maximise dissemination and the quality of information available to the market, investors and other stakeholders.

✓ COMPLIANT

5.

The board of directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights in an amount exceeding 20% of capital at the time of such delegation.

When a board of directors approves the issuance of shares or convertible securities that exclude pre-emptive subscription rights, the company should immediately post the reports contemplated by commercial laws on its website regarding such exclusion.

PARTIALLY COMPLIANT

The General Meeting held on 18 March 2022, under items four and five of the Agenda, delegated to the Board of Directors the power to increase share capital and to issue convertible debentures, respectively, with a discretion to exclude, in whole or in part, the pre-emptive subscription rights of the shareholders in connection with any specific issuance using such authorities. This power to exclude pre-emptive subscription rights is limited in the aggregate of both authorities to 10% of BBVA’s share capital as at the time the resolutions were adopted. Also, at its meeting on 20 April, 2021, the BBVA General Shareholders’ Meeting delegated to the Board of Directors the power to issue securities that are convertible into newly issued BBVA shares, the conversion of which is possible and is foreseen to meet regulatory requirements concerning their eligibility as capital instruments and it also delegated the power to exclude, in whole or in part, the pre-emptive subscription right of shareholders within the context of a specific issuance, when required in the corporate interest and in compliance with the legal requirements and limitations applicable on each occasion, in which case limitation to 20% of the share capital shall not apply as the holdings of the shareholders would not be diluted. This is in accordance with the wording of the additional fifteenth provision of the Corporate Enterprises Act, which states that the 20% limit provided for in Article 511 shall not apply to this type of issuance.

6.

Listed companies that prepare the reports listed below, whether on a mandatory or voluntary basis, should publish them on their website with sufficient time prior to the annual general meeting, even when such publication is not required:

a)	Report on auditor independence.

b)	Reports on the functioning of the audit committee and the appointments and remuneration committee.

c)	Audit committee report on related-party transactions.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

✓ COMPLIANT

7.	The company should broadcast its general shareholders’ meetings live on its website.

And the company should have mechanisms that enable proxy voting, remote voting and, in the case of large cap companies and to the extent the same are proportional, attendance and active participation in the General Meeting.

✓ COMPLIANT

8.

The audit committee should ensure that the annual financial statements presented by the board of directors to the general shareholders’ meeting are prepared in accordance with the accounting regulations. And in cases where the auditor has included any qualifications in its audit report, the chair of the audit committee should clearly explain to the general meeting the opinion of the audit committee on the content and scope thereof, making a summary of this opinion available to shareholders at the time of publication of the calling of the meeting, together with the other proposals and reports of the board.

✓ COMPLIANT

9.

The company should disclose its requirements and procedures for demonstrating share ownership, the right to attend the general shareholders’ meeting and the exercise or delegation of voting rights, and display them permanently on its website.

Such requirements and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner.

✓ COMPLIANT

10.	When an accredited shareholder exercises the right to supplement the agenda or submit new proposals prior to the general shareholders’ meeting, the company should:

a)	Immediately circulate the supplementary items and new proposals.

b)

Disclose the attendance card template and proxy appointment or remote voting form, duly modified to allow for voting on new agenda items and alternative proposals on the same terms as those submitted by the board of directors.

c)

Put all these items or alternative proposals to a vote applying the same voting rules as for those submitted by the board of directors, with particular regard to presumptions or deductions about the direction of votes.

d)	After the general shareholders’ meeting, disclose the breakdown of votes on such supplementary items or alternative proposals.

NOT APPLICABLE

11.	In the event that the company plans to pay premiums for attendance at the general shareholders’ meeting, it should first establish a general, consistent policy regarding such premiums.

NOT APPLICABLE

12.

The board of directors should perform its functions with unity of purpose and independent judgement, according the same treatment to all similarly situated shareholders. It should be guided by the corporate interest, understood as the achievement of a profitable business that is sustainable in the long term and promotes the continuity thereof while maximising the economic value of the company.

In furtherance of the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, customers and other stakeholders that may be affected, as applicable, as well as with the impact of its activities on the broader community and the natural environment.

✓ COMPLIANT

13.	The board of directors should have an optimal size to promote its efficient functioning and maximise participation. The recommended range is accordingly between five and fifteen members.

✓ COMPLIANT

14.	The board of directors should approve a policy aimed at favouring an appropriate composition of the board of directors and that:

a)	Is concrete and verifiable;

b)	Ensures that proposals for appointment or re-election are based on a prior analysis of the needs of the board of directors; and

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

c)

Favours a diversity of knowledge, experience, age and gender. To this end, measures that encourage the company to have a significant number of female senior managers are considered to favour gender diversity.

The results of the prior analysis of the needs of the board of directors should be contained in the supporting report from the appointments committee published upon the calling of the general shareholders’ meeting at which the ratification, appointment or re-election of each director is to be submitted.

The appointments committee should verify compliance with this policy on an annual basis and set out its findings in the annual corporate governance report.

✓ COMPLIANT

15.

Proprietary and independent directors should constitute an ample majority on the board of directors, while the number of executive directors should be the minimum necessary, bearing in mind the complexity of the corporate group and the percentage shares held by the executive directors in the company’s capital.

The number of female directors should represent at least 40% of the members of the board of directors before the end of 2022 and thereafter, representing no less than 30% prior to this.

✓ COMPLIANT

16.

The percentage of proprietary directors out of all non-executive directors should be no greater than the proportion of the ownership in the company represented by such directors to the remainder of the company’s capital.

This criterion may be relaxed:

a)	In large cap companies where few or no equity shares are considered by law to be significant shareholdings.

b)	In companies with a plurality of shareholders represented on the board of directors but who are not otherwise related.

✓ COMPLIANT

17.	Independent directors should represent at least half of all board members.

However, when the company does not have a large market capitalisation, or when a large cap company has shareholders who, individually or together, control over 30% of the share capital, independent directors should constitute at least a third of the total number of directors.

✓ COMPLIANT

18.	Companies should disclose the following information regarding their directors on their websites and keep it up to date:

a)	Background and professional experience.

b)	Directorships held in other companies, whether listed or not, and other paid activities in which they engage of whatever nature.

c)	Indication of the class of directors to which they belong, specifying, in the case of proprietary directors, the shareholder they represent or are related to.

d)	Date of their first appointment as a board member and subsequent re-elections.

e)	Shares they hold in the company, and any options over the same.

✓ COMPLIANT

19.

Following verification by the appointments committee, the annual corporate governance report should disclose the reasons for the appointment of proprietary directors at the behest of shareholders controlling less than 3% of capital, and explain any formal requests for a seat on the board that were denied where such requests came from shareholders whose interests in the company’s share capital were equal to or greater than those of others at whose behest proprietary directors were appointed.

NOT APPLICABLE

20.

Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their interests in the company to a point that requires a decrease in their number of proprietary directors, the number of such directors should be reduced accordingly.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

NOT APPLICABLE

21.

The board of directors should not propose the removal of independent directors before the expiry of their term as provided for in the bylaws except for just cause as determined by the board of directors following a report from the appointments committee. In particular, just cause will be presumed when directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.

The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in the structure of the board of directors are in furtherance of the principle of proportionality set out in recommendation 16.

✓ COMPLIANT

22.

Companies should establish rules obliging directors to report and, if applicable, resign in the event they are affected by circumstances that, whether or not related to their actions at the company itself, could harm the company’s standing and reputation, and, in particular, to inform the board of directors of any criminal charges brought against them and the procedural developments thereof.

And, having been informed or having otherwise become aware of any of the situations mentioned in the previous paragraph, the board should examine the situation as promptly as possible and, taking into account the specific circumstances, decide, following a report from the appointments and remuneration committee, whether or not to adopt any measures, such as opening an internal investigation, requesting the resignation of the director or proposing their removal. This should be reported in the annual corporate governance report, unless special circumstances warrant otherwise, which must be recorded in the minutes. This is without prejudice to the information that the company is required to disseminate, if appropriate, at the time the corresponding measures are adopted.

✓ COMPLIANT

23.

Directors should express their clear opposition when they feel a proposal submitted to the board of directors might damage the corporate interest. In particular, independent and other directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation.

When the board of directors makes significant or repeated decisions with regard to which a director has expressed serious reservations, the director should draw the pertinent conclusions and, if they decide to resign, should set out their reasons in the letter referenced in the next recommendation.

This recommendation also applies to the secretary of the board of directors, even if the secretary is not a director.

✓ COMPLIANT

24.

When, either due to resignation or following a resolution of the general meeting, a director leaves their role prior to the end of their term, they should provide sufficient explanation for the resignation or, in the case of non-executive directors, an opinion on the general meeting’s grounds for removal, in a letter to be sent to all board members.

And, without prejudice to the inclusion of all of the foregoing in the annual corporate governance report, to the extent that it is relevant to investors, the company should make the departure public as soon as possible, including sufficient reference to the reasons or circumstances provided by the director.

✓ COMPLIANT

25.	The appointments committee should ensure that non-executive directors have sufficient time available to fulfil their responsibilities effectively.

The regulations of the board of directors should establish the maximum number of company boards on which its directors can serve.

✓ COMPLIANT

26.

The board of directors should meet with the necessary frequency to properly perform its functions, eight times a year at a minimum, in accordance with a calendar and agendas set at the start of the financial year to which each director may propose the addition of initially unscheduled agenda items.

✓ COMPLIANT

27.	Director absences should be kept to a strict minimum and quantified in the annual corporate governance report. In the event of an absence, directors should designate a proxy with instructions.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

✓ COMPLIANT

28.

When directors or the secretary express concerns about a proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, they should be recorded in the minutes if the person expressing them so requests.

✓ COMPLIANT

29.	The company should establish suitable channels for directors to obtain the advice they need to carry out their duties, extending if necessary to external advisory services at the company’s expense.

✓ COMPLIANT

30.	Regardless of the knowledge directors must possess to carry out their duties, companies should also offer directors refresher courses when circumstances so advise.

✓ COMPLIANT

31.

The agendas of board meetings should clearly indicate on which points the board of directors must arrive at a decision, so that directors can study or gather together the information they need beforehand.

For reasons of urgency, the chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, the inclusion thereof will require the express prior consent of a majority of the directors present, which shall be duly recorded in the minutes.

✓ COMPLIANT

32.	Directors should be regularly informed of changes in share ownership and of the views of significant shareholders, investors and rating agencies on the company and its group.

✓ COMPLIANT

33.

The chairman, as the person charged with the efficient functioning of the board of directors, in addition to performing the duties attributed thereto by law and the company’s bylaws, should prepare and submit to the board a schedule of meeting dates and agendas; organise and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive; exercise leadership of the board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues; and approve and review refresher courses for each director, when circumstances so advise.

✓ COMPLIANT

34.

When there is a lead director, the bylaws or the regulations of the board of directors, in addition to the powers that correspond to him/her by law, shall grant him/her the following: chairing the board of directors in the absence of the chairman and vice-chairmen, if any; reflecting the concerns of the non-executive directors; maintaining contacts with investors and shareholders to ascertain their views in order to form an opinion on their concerns, particularly in relation to the company’s corporate governance; and coordinating the chairman’s succession plan.

✓ COMPLIANT

35.

The secretary of the board of directors should strive to ensure that the board’s actions and decisions are informed by the governance recommendations in the Good Governance Code that are applicable to the company.

✓ COMPLIANT

36.	The full board of directors should conduct an annual evaluation, adopting, where necessary, an action plan to correct weaknesses detected in:

a)	The quality and efficiency of the board’s operation.

b)	The operation and composition of its committees.

c)	The diversity of board composition and skills.

d)	The performance of the chairman of the board of directors and the company’s chief executive.

e)	The performance and contribution of individual directors, with particular attention to the chairs of board committees.

The evaluation of board committees should be based on reports they send the board of directors, while that of the board itself should be based on the report of the appointments committee.

Every three years, the board of directors should engage an external consultant to aid in the evaluation process, the independence of which should be verified by the appointments committee.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Any business dealings that the consultant or members of its corporate group maintain with the company or members of its corporate group should be detailed in the annual corporate governance report.

The process followed and areas evaluated should be detailed in the annual corporate governance report.

✓ COMPLIANT

37.

When there is an executive committee, at least two non-executive directors should be present thereon, at least one of whom should be independent, and its secretary should be the secretary of the board of directors.

✓ COMPLIANT

38.	The board of directors should be kept fully informed of the matters discussed and decisions made by the executive committee, and all board members should receive a copy of the committee’s minutes.

✓ COMPLIANT

39.

When appointing members of the audit committee, and particularly its chair, their knowledge and background in accounting, auditing and both financial and non-financial risk management should be taken into account.

✓ COMPLIANT

40.

There should be a unit in charge of the internal audit function, under the supervision of the audit committee, to monitor the effectiveness of information and internal control systems. This unit should report functionally to the board’s non-executive chair or the chair of the audit committee.

✓ COMPLIANT

41.

The head of the unit tasked with the internal audit function should submit its annual work plan to the audit committee, for approval by the audit committee or the board, directly inform it of its implementation, including potential impact and scope limitations arising during deployment and the results and monitoring of its recommendations and submit an activity report to it at the end of each financial year.

✓ COMPLIANT

42.	The audit committee should have the following functions over and above those conferred by law:

1.	With respect to information and internal control systems:

a)

Monitor and evaluate the process of preparing and the integrity of financial and non-financial information, as well as the control and management systems for financial and non-financial risks related to the company and, where applicable, the group, including operational, technological, legal, social, environmental, political and reputational or corruption-related issues, reviewing compliance with regulatory requirements, proper delimitation of the consolidation perimeter and proper application of accounting criteria.

b)

Monitor the independence of the unit handling the internal audit function; propose the selection, appointment and dismissal of the head of the internal audit service; propose the service’s budget; approve or propose that the board approve its priorities and annual work plans, ensuring that its activity focuses primarily on significant risks (including reputational risks); receive regular reports on its activities; and verify that senior management is acting on the findings and recommendations of its reports.

c)

Establish and supervise a mechanism that allows employees and other persons related to the company, such as directors, shareholders, suppliers, contractors and subcontractors, to communicate irregularities of potential importance, including financial and accounting irregularities, or those of any other nature, related to the company that they notice within the company or its group. This mechanism must ensure confidentiality and, in any case, provide for scenarios under which information can be passed on anonymously, safeguarding the rights of the reporting party and the subject of the report.

d)	Generally ensure that established internal control policies and systems are effectively implemented in practice.

2.	With regard to the external auditor:

a)	Investigate the circumstances giving rise to the resignation of the external auditor, should this come about.

b)	Ensure that the remuneration of the external auditor does not compromise its quality or independence.

c)

Ensure that the company communicates any change in the external auditor through the CNMV, accompanied by a statement regarding any disagreements arising with the outgoing auditor and the reasons for the same.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

d)	Ensure that the external auditor has a yearly meeting with the full board of directors to inform it of the work undertaken and developments in the company’s risk and accounting positions.

e)

Ensure that the company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.

PARTIALLY COMPLIANT

Given that BBVA is a credit institution, it has a specific Board committee regarding risks, the Risk and Compliance Committee, in accordance with the applicable sector regulations.

Therefore, certain functions contained in this recommendation, in particular paragraph 1(a) on the monitoring of risk control and management systems; paragraph 1(c) on the monitoring of a mechanism for the reporting of irregularities of particular importance; and paragraph 1(d), on the monitoring of the implementation of internal control policies and systems, are assigned, in accordance with the provisions of the Regulations of the Board of Directors, to the Risk and Compliance Committee, composed exclusively of non-executive directors, most of them being independent directors, as well as its Chair.

Within the framework of BBVA’s corporate governance system, this Committee assists the Board in determining and monitoring the control and management policy for all the Group’s risks (financial and non-financial), and also has other specialised committees that assist the Board in other control functions in coordination with the Risk and Compliance Committee, such as those corresponding to internal financial control, which are the responsibility of the Audit Committee, those of technological risk, which are the responsibility of the Technology and Cybersecurity Committee, and those of business and reputational risk, which are the responsibility of the Executive Committee. In addition, the Risk and Compliance Committee assists the Board in the supervision of the reporting and internal control systems, the Regulation and Internal Control function (which includes, among other units, Compliance) and the implementation of the Group’s risk and compliance culture.

Notwithstanding the foregoing, the Audit Committee receives reports directly from the internal and external auditors on their activities related to the control and management of the Group’s financial and non-financial risks, within the framework of their responsibilities and in accordance with the coordination mechanism between committees provided for in the Regulations of the Board for optimal performance of their duties.

43.	The audit committee should be empowered to meet with any company employee or manager, even requesting that they appear without the presence of another manager.

✓ COMPLIANT

44.

The audit committee should be informed of any structural or corporate changes the company is planning, so the committee can analyse the transaction and report to the board of directors beforehand on its economic terms and accounting impact and, in particular and when applicable, the proposed exchange ratio.

✓ COMPLIANT

45.	The risk control and management policy should identify or determine at least:

a)

The different types of financial and non-financial risks the company is exposed to (including operational, technological, legal, social, environmental, political and reputational risks, including corruption-related risks), with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks.

b)	A risk control and management model based on different levels, including a specialised risk committee when sector regulations provide for this or the company deems it appropriate.

c)	The level of risk the company sees as acceptable.

d)	The measures in place to mitigate the impact of identified risks, should they materialise.

e)	The information and internal control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.

✓ COMPLIANT

46.

Companies should establish an internal risk control and management function in the charge of one of the company’s internal departments or units and under the direct supervision of the audit committee or some other dedicated board committee. This function should be expressly charged with the following responsibilities:

a)	Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the company is exposed to are correctly identified, managed and quantified.

b)	Actively participate in the preparation of risk strategies and in key decisions regarding the management thereof.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

c)	Ensure that risk control and management systems are mitigating risks effectively within the framework of the policy established by the board of directors.

✓ COMPLIANT

47.

Members of the appointments and remuneration committee—or the appointments committee and the remuneration committee, if separately constituted—should have the right balance of knowledge, skills and experience for the duties they are called on to discharge. The majority of such members should be independent directors.

✓ COMPLIANT

48.	Large cap companies should have separately constituted appointments and remuneration committees.

✓ COMPLIANT

49.	The appointments committee should consult with the chairman of the board of directors and the company’s chief executive, especially on matters relating to executive directors.

When there are vacancies on the board, any of the directors may request that the appointments committee consider potential candidates that they might find suitable.

✓ COMPLIANT

50.	The remuneration committee should operate independently and have the following functions in addition to those conferred by law:

a)	Propose to the board of directors the basic contractual conditions for senior managers.

b)	Monitor compliance with the remuneration policy set by the company.

c)

Periodically review the remuneration policy for directors and senior managers, including share-based remuneration systems and their application, and ensure that their individual remuneration is proportionate to the amounts paid to other directors and senior managers in the company.

d)	Ensure that potential conflicts of interest do not undermine the independence of any external advisory services rendered to the committee.

e)	Verify the information on directors’ and senior managers’ remuneration contained in corporate documents, including the annual report on the remuneration of directors.

✓ COMPLIANT

51.	The remuneration committee should consult with the company’s chairman and chief executive, especially on matters relating to executive directors and senior managers.

✓ COMPLIANT

52.

The rules regarding the composition and functioning of supervision and control committees should be set out in the regulations of the board of directors and aligned with those imposed on committees by law as specified in the preceding recommendations, including that:

a)	Committees should be comprised exclusively of non-executive directors, with a majority of independent directors.

b)	They should be chaired by independent directors.

c)

The board of directors should appoint the members of such committees with regard to the knowledge, skills and experience of the directors on and remits of each committee; deliberate regarding their proposals and reports; and provide reports on their activities and work at the first board plenary following each committee meeting.

d)	They may engage external advisory services when they deem this to be necessary for the discharge of their functions.

e)	Minutes should be taken at all meetings and made available to all directors.

✓ COMPLIANT

53.

Monitoring of compliance with the policies and regulations of the company in environmental, social and corporate governance matters, as well as with internal codes of conduct, should be assigned to one committee or entrusted to several committees of the board of directors, which may be the audit committee, the appointments committee, a specialised sustainability or corporate social responsibility committee or another specialised committee that the board of directors, in furtherance of its powers of self-organisation, may have chosen to create. And such a committee should be composed only of non-executive directors, the majority being independent and specifically assigned the minimum duties set out in the following recommendation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

✓ COMPLIANT

54.	The minimum functions referred to in the above recommendation are as follows:

a)	Monitoring of compliance with corporate governance rules and internal company codes of conduct, ensuring the alignment of the corporate culture with its purpose and values.

b)

Monitoring the implementation of the general policy relating to the communication of economic-financial, non-financial and corporate information as well as communication with shareholders and investors, proxy advisers and other stakeholders. In addition, the way in which the entity communicates and engages with small and medium-sized shareholders will also be monitored.

c)

Periodic evaluation and review of the effectiveness of the company’s corporate governance system and its environmental and social policy with the aim of procuring that they fulfil their mission to promote the corporate interest and take account, as applicable, of the legitimate interests of the remaining stakeholders.

d)	Monitoring the company’s environmental and social practices to ensure their alignment with the established strategy and policy.

e)	Monitoring and evaluating the company’s interactions with its various stakeholder groups.

✓ COMPLIANT

55.	Environmental and social sustainability policies should identify and include at least:

a)

Principles, commitments, objectives and strategy in relation to shareholders, employees, customers, suppliers, social and environmental matters, diversity, tax liability, respect for human rights and the prevention of corruption and other illegal conduct.

b)	Methods and systems to monitor compliance with policies, associated risks and the management thereof.

c)	Mechanisms for monitoring non-financial risks, including those related to ethics and business conduct.

d)	Channels for stakeholder communication, participation and dialogue.

e)	Responsible communication practices that prevent the manipulation of information and protect honour and integrity.

✓ COMPLIANT

56.

Director remuneration should be sufficient to attract and retain individuals with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgement of non-executive directors.

✓ COMPLIANT

57.

Variable remuneration linked to the company’s and the director’s performance, the award of shares, options or any other right to acquire shares or instruments tied to the price of shares, and long-term savings schemes such as pension and retirement plans and other social pension systems should be limited to executive directors.

The company may consider the share-based remuneration of non-executive directors provided they retain such shares until they are no longer serving as directors. The foregoing condition will not apply to any shares that the director must dispose of to satisfy costs related to their acquisition.

✓ COMPLIANT

58.

In the case of variable remuneration, remuneration policies should include limits and technical safeguards to ensure that such remuneration reflects the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind.

In particular, components of variable remuneration should:

a)	Be tied to predetermined and measurable performance criteria that factor in the risk assumed to obtain a given outcome.

b)

Promote the sustainability of the company and include non-financial criteria that are suited to the long-term creation of value, such as compliance with the company’s internal rules and procedures and its risk control and management policies.

c)

Be structured around achieving a balance between the fulfilment of short, medium and long-term objectives, such that performance-related pay rewards ongoing achievement over a sufficient period of time to appreciate its contribution to the long-term creation of value and to ensure that performance is not measured based solely on one-off, occasional or extraordinary events.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

✓ COMPLIANT

59.

The payment of variable remuneration components should be subject to sufficient verification that performance-related or other previously established conditions have been effectively fulfilled. The criteria in relation to the required timing and methods of such verification must be provided by the bodies in the annual report on the remuneration of directors, according to the nature and characteristics of each variable component.

In addition, entities must evaluate whether to establish a reduction (‘malus’) arrangement based on the deferral, for a sufficient period, of the payment of a part of the variable components that entails the total or partial loss thereof in the event this is deemed advisable due to an event occurring prior to the time of payment.

✓ COMPLIANT

60.	Remuneration tied to company results should take into account any qualifications stated in the external auditor’s report that reduce such results.

✓ COMPLIANT

61.	A significant percentage of executive directors’ variable remuneration should be tied to the award of shares or financial instruments whose value is linked to the share price.

✓ COMPLIANT

62.

Once the shares, options or financial instruments corresponding to the remuneration systems have been allocated, the executive directors may not transfer their ownership of or exercise them until a period of at least three years has elapsed.

An exception to the above is made in the event that the director has, at the time of transfer or exercise, a net economic exposure to the change in the price of shares for a market value equal to at least twice their annual fixed remuneration through the ownership of shares, options or other financial instruments.

The foregoing shall not apply to any shares that the director needs to dispose of in order to cover the costs associated with the acquisition thereof or, subject to the approval of the appointments and remuneration committee, in the event of extraordinary situations that so require.

✓ COMPLIANT

63.

Contractual arrangements should include provisions that permit the company to request the reimbursement of variable remuneration components when the payment thereof was not in line with the conditions applicable to the director’s performance or was based on data subsequently found to be incorrect.

✓ COMPLIANT

64.

Resolution or termination payments should not exceed an amount equal to two years of the director’s total annual remuneration and should not be paid until the company confirms that the director has met the predetermined performance criteria or conditions established for the receipt thereof.

For purposes of this recommendation, contractual resolution or termination payments shall include any credits whose accrual or payment obligation arises upon or as a consequence of the termination of the contractual relationship linking the director with the company, including unvested amounts in long-term savings systems and amounts awarded in connection with post-contractual non-compete agreements.

✓ COMPLIANT

H.	OTHER POINTS OF INTEREST

1.

If there are any other significant aspects of corporate governance in the company or in the group entities that have not been addressed in the rest of the sections of this report, but are necessary to include to provide more comprehensive and well-grounded information on the corporate governance structure and practices in the entity or its group, give a brief description of them.

2.	This section may also include any other information, clarification or detail related to previous sections of the report provided that it is relevant and not reiterative.

In particular, indicate whether the company is subject to the corporate governance laws of a country other than Spain and, if so, include the information it is required to provide, if different from that required in this report.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

3.

The company may also indicate whether it has voluntarily adhered to other international, industry-wide or any other codes of ethical principles or good practices. Where applicable, identify the code in question and the adhesion date. In particular, indicate whether it has adhered to the Code of Good Tax Practices of 20 July 2010.

The data in this report refers to the financial year ending 31 December 2022, except in those cases when another reference date is specifically stated.

Further to Section A.3, BBVA has a fixed remuneration system with deferred delivery of shares for its non-executive directors, as approved by the General Meeting. This consists of the annual allocation to each non-executive director of a number of BBVA theoretical shares equivalent to 20% of the total annual fixed allowance in cash received by the respective individual in the previous year. This will be delivered as appropriate, when their directorship ends for any reason other than serious dereliction of duties. Details on the annual allocation made by the Board and the accumulated theoretical shares can be found in Notes 54 and 49 on “Remuneration and other benefits for the Board of Directors and members of the Bank’s Senior Management” within the notes to the Individual and Consolidated Annual Financial Statements for BBVA and its Group for the 2022 financial year, respectively, as well as in the Annual Report on the Remuneration of BBVA Directors.

The remuneration system for executive directors includes, among other elements, an annual variable remuneration whose accrual, award, vesting and payment rules include a portion in shares and deferral periods. The details of the shares that correspond to each executive director as part of this remuneration are set out in Notes 54 and 49 on “Remuneration and other benefits for the Board of Directors and members of the Bank’s Senior Management” of the notes to the Individual and Consolidated Annual Financial Statements for BBVA and its Group for the 2022 financial year, respectively, and in the Annual Report on the Remuneration of BBVA Directors.

Further to Section A.9, relating to income from trading with the entity’s own shares, Rule 21 of Circular 4/2017 and IAS 32, Paragraph 33, expressly prohibit the recognition in the income statement of gains or losses made on transactions involving own capital instruments, including their issuance and redemption. Any such gain or loss must instead be recognised directly in equity. The table of significant variations shows the filing dates of disclosures to the CNMV, the Spanish National Securities Market Commission, using Model IV, on disclosures involving treasury shares or own capital instruments, stating the reason for such disclosure. In this regard, the disclosures made to the CNMV, outlined in that section, were made within the framework of BBVA’s own share buyback programme resolved upon by the Board of Directors.

With respect to Section A.10. it is stated that:

•

The BBVA General Meeting held on 20 April 2021, under item five of the Agenda, passed a resolution to delegate to the Board the power to issue securities that will eventually be convertible into newly issued BBVA shares, for a period of five years, to meet regulatory requirements for their eligibility as capital instruments, in accordance with the solvency regulations and the applicable provisions and after obtaining the necessary authorisations, for a maximum overall amount of EUR 8,000,000,000, or its equivalent in another currency, with the ability to determine: (i) the terms, characteristics and conditions of issuances; (ii) the form, timing, assumptions, bases and methods of conversion; and (iii) the conversion rate. It also delegated to the Board the power to (i) request admission to trading of securities and shares that have been issued; (ii) increase BBVA’s capital by the amount necessary to meet the conversion commitments; and (iii) totally or partially exclude pre-emptive subscription rights of shareholders within the framework of a specific issuance, in compliance with applicable legal requirements and limitations. To date, BBVA has not adopted any resolution using this delegated power.

•

On 28 March 2022, the BBVA General Meeting, under item five of the Agenda, resolved to delegate to the Board the power to issue securities convertible into newly issued BBVA shares (other than securities the conversion of which is contingent and intended to meet regulatory requirements for eligibility as capital instruments (CoCos), as referred to in the resolutions adopted at the Annual General Meeting of 20 April 2021, under item five of the Agenda), for a period of five years, in accordance with applicable provisions and after obtaining the necessary authorisations, for a maximum aggregate amount of EUR 6,000,000,000, or its equivalent in any other currency, with a discretion to determine: (i) the terms, characteristics and conditions of issuances; (ii) the form, timing, assumptions, bases and methods of conversion; and (iii) the conversion rate. Moreover, the shareholders delegated to the Board the power to (i) request the admission to trading of the securities and shares to be issued; (ii) increase BBVA’s capital by

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

the amount necessary to meet conversion commitments; and (iii) exclude, in whole or in part, the pre-emptive subscription rights of the shareholders in the context of a specific issue, in compliance with the applicable legal requirements and limitations. This power is limited in the sense that the nominal amount of the capital increases agreed or executed to satisfy conversion of the issues carried out with exclusion of the pre-emptive subscription right by virtue of this power (without prejudice to anti-dilution adjustments), and any agreed or executed in use of the power under the fourth item of the Agenda of the same General Meeting, described above, with exclusion of the pre-emptive subscription right, do not exceed a maximum nominal amount, in aggregate, of 10% of BBVA’s share capital. To date, BBVA has not adopted any resolution using this delegated power.

•

The BBVA General Meeting held on 18 March 2022, under item seven of the Agenda, passed a resolution to be in effect until the next Annual General Meeting to reduce, once or several times, the share capital of BBVA up to a maximum of 10% of its capital at the time of the resolution, after obtaining the corresponding regulatory authorisations, through the redemption of BBVA shares acquired through any mechanism with the aim of redeeming such shares and in accordance with the provisions of the applicable legislation and regulations. Execution of the resolution was delegated to the Board; it was further resolved to empower the Board to set out the terms and conditions of the reduction in anything not foreseen in the resolution.

Likewise, from 1 January 2022 until the aforementioned General Meeting of 18 March 2022, a similar resolution adopted at the General Meeting of 20 April 2021, under its sixth item of the Agenda, was in force. It was never executed and became ineffective after the approval of the resolution described in the preceding paragraph.

During the 2022 financial year, BBVA partially executed the capital reduction resolution adopted at the General Meeting of 18 March 2022 on two occasions, on 15 June and 30 September 2022, by reducing BBVA’s share capital by a nominal amount of EUR 137,797,167.90 and EUR 174,710,139.94, respectively, with a subsequent redemption against unrestricted reserves of 281,218,710 and 356,551,306 treasury shares, respectively, with a par value of EUR 0.49 each, purchased derivatively in execution of the first and second buyback programme described above and until then held as treasury shares.

For the purpose of clarifying the information contained in Section C.1.2, it is indicated that Connie Hedegaard Koksbang accepted her appointment on 29 March 2022, with the date of appointment by the corresponding General Meeting set out in Section C.1.2.

Further to Section C.1.5, within the framework of the continuous Board refreshment process, the Appointments and Corporate Governance Committee, in performing its duties, has in recent financial years put in place different selection processes for directors aimed at identifying the most suitable candidates at all times, based on the needs of the corporate bodies, and that these favour diversity, as stated.

Thus, the Board currently has a diverse composition, with profiles that have extensive experience and knowledge in different areas that are of interest to the Bank and its Group, such as banking, auditing, risk management, sustainability, corporate governance, legal and academia, multinational enterprise, public bodies, digital business and technology, domestically and internationally.

Specifically, as part of the progressive refreshment process of the Board, and considering the ongoing analysis of its size, structure and composition, the Committee conducted at the end of 2021 a selection process for directors. As a result, the appointment of Connie Hedegaard Koksbang as an independent director was proposed at the General Meeting held in March 2022. This contributed to the achievement of the objectives set out in the Selection Policy, in particular the 40% target of women on the Board and the strengthening of the Board’s knowledge and experience in areas as relevant to the Bank as sustainability and climate change and the institutional and regulatory environment.

The composition of the Board complies with the objectives contemplated in the applicable regulations, in its own Regulations and in the Selection Policy. There is a suitable balance between the types classes of directors, with a large majority of non-executive directors (86.67%) and independent directors (two thirds, meeting the objective of having at least 50% independent directors). There is a level of gender diversity that meets the objectives assumed by the Board and is in line with best practices (women represent 40% of the directors). The Board also has a wide diversity of skills, knowledge and experience, both domestic and international, which has been strengthened in recent years.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In conclusion, the Board, as a whole, has an adequate and diverse composition with a thorough knowledge of the environment, strategy, activities, business and risks of the Bank and its Group, resulting in a balanced composition and adapted to the needs of the corporate bodies, thus contributing to ensuring that the functions of the corporate bodies are effectively performed.

As a complement to the information included in Section C.1.6 in relation to the measures promoted by the Bank to foster gender diversity, in 2022 BBVA established a target of 35% women in management positions by 2024, after having already reached the target of 40% women on the Board of Directors. This measure is a step forward in the commitment to promote equal opportunities and contributes to increasing the number of women in senior positions. To meet these objectives, initiatives have been implemented, such as: (i) identifying and prioritising female talent with the ability to assume new responsibilities in the short and medium term; (ii) supporting the professional growth of women through programmes such as the implementation of the Rooney rule, which ensures that an appropriate percentage of women reach the final stages of selection processes; (iii) providing internal and external visibility for BBVA’s female role models; and (iv) promoting family co-responsibility and labour flexibility through awareness campaigns and increased parental leave in some geographic areas.

Moreover, in accordance with the provisions of Article 540 of the Corporate Enterprises Act, which establishes that the diversity policy must be briefly described, in addition to in relation to Directors, in relation to members of management, BBVA has established a General Policy for the Selection and Appointment of Senior Management of BBVA, approved by the Board, in its updated version, in April 2022.

This Policy establishes the criteria and basic guidelines for the selection and appointment of the members of BBVA’s Senior Management, with the goal that: (i) persons who have access to Senior Management positions meet the requirements, characteristics and capabilities necessary to properly fulfil the responsibilities associated with the positions to be held; and (ii) the appointment of senior managers is carried out within the framework of an appropriate decision-making process.

Thus, members of BBVA Senior Management must have top-level academic and technical qualifications, professional skills to adequately encompass the responsibilities associated with the role to be fulfilled, supported by their professional career, a recognised professional reputation, and commitment to BBVA’s values.

In accordance with the provisions of this Policy, the identification, selection and appointment of members of Senior Management at BBVA is governed by the principles and criteria mentioned therein, and consists of the following phases: (i) specification of positions, describing the functions, duties and responsibilities associated with each of the positions identified as Senior Management; (ii) preparation of specific profiles for each position, in view of the specification of positions; (iii) identification of potential candidates, based on people who already occupy key positions in the Group, although external talent sources may also be used; and (iv) candidate selection, which will ensure, at all times, that the principle of diversity established in the Policy is respected.

Once the proposed candidate has been selected and compliance with the applicable suitability requirements has been verified, the Appointments and Corporate Governance Committee shall analyse the proposed appointment, submitting its report to the consideration of the Board of Directors.

Thus, in accordance with the provisions of the Regulations of the Board, the Board is responsible for approving the appointment of senior managers, at the proposal of the Chair for those who report to him, or at the proposal of the Chief Executive Officer, for those who report to him, prior information to the Chair.

In the case of the appointment of the Head of Internal Audit, the proposal shall correspond to the Audit Committee, and in the case of the appointment of the Head of Regulation and Internal Control, the proposal will be made by the Risk and Compliance Committee; in both cases, based on the candidates pre-selected by the Talent and Culture area.

All proposals will be accompanied by a prior report from the Appointments and Corporate Governance Committee of the Bank’s Board of Directors.

As a supplement to Section C.1.7, the Appointments and Corporate Governance Committee continues to promote the progressive refreshment process of the Board, in order to continue strengthening its composition

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

with people who complete the knowledge and experience of its members at all times and enable BBVA’s corporate bodies to have the most suitable composition for the best performance of their functions. This process of refreshment of the Board will culminate with the corresponding proposals to be submitted to the consideration of the Bank’s next General Meeting, in accordance with the information that will be available to shareholders through BBVA’s corporate website.

Further to Section C.1.9, the various Board Committees with oversight and control functions also have certain functions delegated by the Board of Directors, which are detailed in section C.2.1 of this Report and which are also set out in their corresponding regulations which are available on the Bank’s corporate website.

As a supplement to Section C.1.11, Juan Pi Llorens is a director of the companies in the Oesia Group listed therein (Oesia Networks, S.L., Tecnobit, S.L.U., UAV Navigation, S.L. and Inster Tecnología y Comunicaciones, S.A.U.) as a natural person representative of the company Relocation & Execution Services, S.L.

Further to the information included in Section C.1.13, it is stated that:

The amount included under “Remuneration of the Board of Directors accrued during the financial year” corresponds, pursuant to the instructions of this Report, with the amount declared as total remuneration accrued according to Table c) “Summary of remuneration” of Section C.1 – “Breakdown of individual remuneration accrued for each of the directors” included in Section 5 (Statistical Appendix) of the Annual Report on the Remuneration of BBVA Directors, which includes: (i) the remuneration received in cash by the directors in 2022, comprising, in the case of non-executive directors, the fixed remuneration for their membership of the Board and its committees and, if applicable, for the positions of Lead Director and Deputy Chair of the Board, as well as remuneration in kind, and, in the case of executive directors, their annual fixed remuneration, remuneration in kind, and the amounts in cash corresponding to the Upfront Portion of the Annual Variable Remuneration (“AVR”) for 2022 financial year and the Deferred Annual Variable Remuneration for previous years, the payment of which is due in 2023, together with the corresponding update of its part in cash (first payment of the Deferred Annual Variable Remuneration for the years 2021 and 2019 in the case of both executive directors and second and third payments of the Deferred Annual Variable Remuneration for the years 2018 and 2017, respectively, in the case of the Chair); (ii) the gross profit of the vested shares of the executive directors, which corresponds to the portion in shares of the Annual Variable Remuneration for the years 2022, 2021 and 2019 and, in the case of the Chair, for 2018 and 2017, the delivery of which due in 2023. These shares have been monetised, for the purposes of this information, taking as a reference the average closing price of the BBVA share corresponding to the stock exchange sessions between 15 December 2022 and 15 January 2023, which has been EUR 5.86 per share, since they have not yet been delivered to their beneficiaries; (iii) the gross profit of the shares delivered to the non-executive director who left office on 18 March 2022 in accordance with the fixed remuneration system with deferred delivery of shares to non-executive directors approved by the General Meeting; and (iv) the remuneration for other items received by the Chief Executive Officer in 2022 (mobility allowance and “Cash in lieu of pension”).

These items are detailed, individually for each director, in Notes 54 and 49 of the notes to BBVA’s Annual Consolidated and Individual Accounts for the 2022 financial year, respectively.

With respect to the “Amount of funds accumulated by current directors through long-term savings systems with unvested economic rights”, included in Section C.1.13 of this Report, during the 2022 financial year, the Bank, pursuant to the provisions of the By-laws, BBVA Directors’ Remuneration Policy and the contracts entered into with executive directors, has had commitments in favour of the Chair to cover the contingencies of retirement, disability and death. In the case of the Chief Executive Officer, the Bank has no pension commitments, although it does have commitments to cover the contingencies for disability and death.

The main characteristics of the pension commitments with the Chair to cover the contingencies of retirement, disability or death, under the terms set out in the BBVA Directors’ Remuneration Policy, are: it is defined contribution system; there is no provision for receiving the retirement pension in advance; and it has been established that 15% of the agreed contribution has the status of “discretionary pension benefits”, in accordance with the requirements of the applicable regulations. They are also included in Notes 54 and 49 of the notes to the annual financial statements for BBVA’s Consolidated and Individual Annual Financial Statements for the 2022 financial year, respectively, which include the amounts of the accumulated funds by the Chair as of 31 December 2022.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The balance of the item, “Provisions — Funds for pensions and similar obligations”, on the Group’s consolidated balance sheet as at 31 December 2022 includes EUR 54 million as post-employment provision commitments maintained with former members of the Board of Directors.

Further to the information included in Section C.1.14, it is stated that:

The line “Total senior management remuneration” includes the remuneration of members of Senior Management (16 members as at 31 December 2022, excluding executive directors), which includes: the annual fixed remuneration and remuneration in kind received in 2022; the Upfront Portion of the Annual Variable Remuneration for 2022; and the Deferred Annual Variable Remuneration for 2021, 2019, 2018 and 2017, in cash and in monetised shares, together with the corresponding update of the cash portion, to be delivered in 2023. The monetised shares were monetised at the same value as indicated in the case of executive directors (i.e. EUR 5.86 per share; see Section C.1.13).

The main characteristics of the pension systems for this group are, among others, the following: it is a defined contribution systems; there is no provision for receiving the retirement pension in advance; and it has been established that 15% of the agreed contributions have the status of “discretionary pension benefits”, in accordance with the requirements of the applicable regulations.

The above items are described in Notes 54 and 49 of the notes to BBVA’s Consolidated and Individual Annual Financial Statements for the 2022 financial year, respectively.

The balance of the item, “Provisions — Funds for pensions and similar obligations”, on the Group’s consolidated balance sheet as at 31 December 2022 includes EUR 147 million as post-employment provision commitments maintained with former members of the Bank’s Senior Management.

It is also stated that, in calculating the percentage of women out of the total number of members of senior management indicated in this section, executive directors have been excluded, in compliance with the wording of the section.

Further to Section C.1.17, set out below is the assessment made by the Board of Directors of its committees’ operation, based on reports submitted by their respective Chairs:

•

The various committees have regularly informed the Board of Directors of the activities carried out and the resolutions adopted by each of the committees, as part of their functions. This has ensured that all directors have a full understanding of the work being undertaken by the various Board committees and has promoted coordination between the corporate bodies.

•

In addition to the above, at its meeting held on 21 December 2022, the Board of Directors received the Chair’s report on the activity carried out by the Executive Committee during the 2022 financial year. The report detailed, among other activities, the Committee’s work in support of the Board of Directors in decision-making in the areas of strategy, budgets and finance, supervision and monitoring of activity and results, strategic-forward information, as well as selected projects, operations and Group policies.

•

At its meeting held on 31 January 2023, the Board of Directors received the report by the Chair of the Audit Committee on the activities of the Committee during the 2022 financial year, which detailed, among other activities, the Committee’s work in overseeing the preparation of financial statements and public information, the sufficient, adequate and effective operation of internal control systems in the preparation of financial information, and the planning, progression and depth of external auditor tasks, in addition to the activity carried out by the Internal Audit area.

•

At its meeting held on 31 January 2023, the Board also received the report by the Chair of the Appointments and Corporate Governance Committee on the activities undertaken by the Committee throughout the 2022 financial year in terms of its assigned functions, including its tasks relating to the re-election and appointment of directors, the assessment of the Board of Directors, the Chair of the Board and the Chief Executive Officer, and the monitoring of the evolution of the Corporate Governance System, among others.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

At its meeting held on 31 January 2023, the Board received the report by the Chair of the Remuneration Committee on the activities undertaken by this Committee throughout the 2022 financial year, reporting on, among other matters, the tasks performed by the Committee relating to the preparation and implementation of the proposed resolutions submitted to the Board regarding remuneration matters, particularly those relating to the remuneration of directors, Senior Management, and Identified Staff of BBVA and its Group.

•

At its meeting held on 21 December 2022, the Board also received the report by the Chair of the Risk and Compliance Committee on its activities throughout the 2022 financial year, detailing the tasks carried out by the Committee in its monitoring and oversight of the evolution in the risks faced by the Group and its consistency with defined strategies and policies, as well as the oversight of regulation and internal control and compliance-related matters.

•

Lastly, at its meeting held on 31 January 2023, the Board received the report by the Chair on the Technology and Cybersecurity Committee’s activity for the 2022 financial year in terms of the various areas within its remit, such as the monitoring, knowledge and oversight of main programs, plans and projects regarding technological risks plans, management of cybersecurity and the monitoring and control of the Group’s technological strategy, among other matters.

All of the foregoing has been taken into consideration by the Board of Directors during the assessment process carried out in respect of the 2022 financial year, described in the preceding paragraphs.

With regard to Section C.1.27, as BBVA shares are listed on the New York Stock Exchange, it is subject to the supervision of the Securities and Exchange Commission (SEC) and, thus, to compliance with the Sarbanes Oxley Act and its implementing regulations, and for this reason each year the Chair, the Chief Executive Officer and the executive tasked with preparing the Accounts sign and submit the certifications described in sections 302 and 906 of this Act, related to the content of the Annual Financial Statements. These certificates are contained in the annual registration statement (Form 20-F) which the Company files with this authority for the official record.

Further to Section C.2.1, the following is a brief indication of what the regulations establish with regard to the composition and functions of each of the remaining Board Committees:

•

Executive Committee: Article 30 of the Regulations of the Board and the Regulations of the Executive Committee establishes that the Board of Directors may, in accordance with the Bylaws and with the favourable vote of two-thirds of its members, appoint an Executive Committee, composed of a minimum of four directors appointed by the Board of Directors, ensuring that there is a majority of non-executive directors over executive directors. The Chair of the Board of Directors will be an ex-officio member of the Committee. The Secretary of the Board of Directors will hold the same position on the Committee. If absent, the Secretary will be replaced by the Deputy Secretary or the person appointed by the attendees of the relevant meeting.

•

Audit Committee: the Audit Committee Regulations establish that it shall consist of a minimum of four independent directors. Committee members will be appointed by the Board of Directors, seeking to ensure that they possess the necessary dedication, skills and experience to carry out their roles. In any event, at least one member will be appointed taking into account their knowledge and experience in accounting, auditing or both. As a whole, the Committee members will possess relevant technical expertise in the financial sector. The Board will, from amongst its members, appoint the Chair of this Committee, who must be replaced every four years and may be re-appointed one year after the end of their term of office. When the Chair cannot be present, meetings will be chaired by the longest-serving independent director on the Committee, and, where multiple directors have equal length of service, by the eldest. The Secretary of the Board of Directors or, on behalf thereof, the Deputy Secretary of the Board of Directors, will act as Secretary for the Committee.

•

Appointments and Corporate Governance Committee: the Regulations of the Appointments and Corporate Governance Committee establish that it shall consist of a minimum of three directors, all of them non-executive and most of them independent, including its Chair. Committee members will be appointed by the Board of Directors, seeking to ensure that they possess the necessary dedication, skills and experience to carry out their roles. The Board of Directors will appoint the Chair of the Committee from amongst its independent members. When the Chair cannot be present, meetings will be

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

chaired by the longest-serving independent director on the Committee, and, where multiple directors have equal length of service, by the eldest. The Secretary of the Board of Directors or, on behalf thereof, the Deputy Secretary of the Board of Directors, will act as Secretary for the Committee.

•

Remuneration Committee: the Regulations of the Remuneration Committee establish that it must be composed of a minimum of three non-executive directors and the majority, including the Chair, must be independent directors. Committee members will be appointed by the Board of Directors, seeking to ensure that they possess the necessary dedication, skills and experience to carry out their roles. The Board of Directors will appoint the Chair of the Committee from amongst its independent members. When the Chair cannot be present, meetings will be chaired by the longest-serving independent director on the Committee, and, where multiple directors have equal length of service, by the eldest. The Secretary of the Board of Directors or, on behalf thereof, the Deputy Secretary of the Board of Directors, will act as Secretary for the Committee.

•

Risk and Compliance Committee: The Regulations of the Risk and Compliance Committee establish that it will consist of a minimum of three directors, appointed by the Board of Directors, who possess the appropriate knowledge, skills and experience to understand and control the Bank’s risk strategy. All the members of the Committee must be non-executive directors, with its Chair and a majority of members being independent directors. The Board will appoint the Chair of the Committee from among its independent members. When the Chair cannot be present, meetings will be chaired by the longest-serving independent director on the Committee, and, where multiple directors have equal length of service, by the eldest. The Secretary of the Board of Directors or, on behalf thereof, the Deputy Secretary of the Board of Directors, will act as Secretary for the Committee.

•

Technology and Cybersecurity Committee: the Regulations of the Technology and Cybersecurity Committee establish that the Committee shall consist of a minimum of three directors, most of whom shall be non-executive directors. Committee members will be appointed by the Board of Directors, seeking to ensure that they possess the necessary dedication, skills and experience to carry out their roles. The Board will appoint the Chair of the Committee from amongst its members. When the Chair cannot be present, meetings will be chaired by the longest-serving director on the Committee, and, where multiple directors have equal length of service, by the eldest. The Secretary of the Board of Directors or, on behalf thereof, the Deputy Secretary of the Board of Directors, will act as Secretary for the Committee.

Also, as a follow-up to the most important activities of the Board Committees and their organisational and operational rules as set out in paragraph C.2.1:

•

Executive Committee: the main actions carried out by the Committee during the 2022 financial year included the monitoring of the monthly performance of the Group and its business areas’ activity and results, its crucial role in ensuring the integrity, coordination, consistency and coherence of the Group’s strategic and strategic-prospective processes, such as the Strategic Plan, the Risk Appetite Framework (RAF), the ICAAP, the ILAAP, the Budget or planning of capital, liquidity and funding and the Recovery Plan, taking into account aspects common to all processes, and driving the integration of the strategic bases established by the Board into all processes.

In this regard, the Committee has ensured the coherence and alignment of the RAF with the strategy established by the Board of Directors and has reviewed and proposed the bases for the proposals upon which the RAF has been drafted, which were, where appropriate, submitted to the Board by the Risk and Compliance Committee. The Committee has also supported the Board in analysing and monitoring the drafting of the Budget, the Capital Plan and the Liquidity and Funding Plan prior to submission to the Board.

The Committee also undertook work to oversee, monitor and control the Group’s risk management. It monitored the change over time of the risk profile and metrics; the most significant aspects relating to changes in the macroeconomic environment and other factors that impacted the Group’s management and activities over the course of the financial year; as well as any developments in BBVA share prices.

In addition, it has analysed progress in the corporate transaction processes, the competence to decide on which rested with the Board, including their strategic and financial aspects, prior to their consideration by the Board, as well as other issues and projects relating to the development of the Strategic Plan, such as the Group’s progress in terms of sustainability (including environmental and social areas), participation by the Bank in other strategic initiatives and the day-to-day management of business.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

More specifically, the Committee monitored progress in driving and accelerating the integration of sustainability into activities, businesses, risks and governance. This includes the KPIs specific to the sustainability area, the progress towards Goal 2025, progress on portfolio alignment and Community Commitment. The Committee also conducts the prior review of the Sustainability Policy update, which includes the previous Sustainability Policy and the Corporate Social Responsibility Policy.

Finally, particularly noteworthy is the work carried out by the Committee on the prior reporting of policies submitted to the Board, except for policies relating to issues handled by other Board committees; as well as the Group’s authorisation to appoint directors in subsidiaries or investee companies, and the granting of the powers vested in the Group.

•

Audit Committee: regarding organisational and operational rules, the operational principles of the Audit Committee are indicated in its Regulations, which lay down the basic rules of its organisation and operation. In particular, the Audit Committee’s Regulations stipulate that, inter alia, the Committee shall meet whenever it is called by its Chair, who is empowered to convene the Committee and to set the agenda for its meeting. The Regulations contain the procedure for the calling of ordinary and extraordinary meetings. Executives responsible for the areas that manage matters within their remits may be called to meetings. This particularly applies to the Accounting and Internal Auditing areas, and, at the request of the heads of these, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed appropriate. The Committee may also call any other Group employee or manager, and even arrange for them to attend without the presence of any other manager. Notwithstanding the foregoing, it will seek to ensure that the presence of persons outside the Committee during these meetings be limited to those cases where it is necessary and to the items of the agenda for which they are called.

The Committee may, through its Secretary, engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

In all other matters relating to its organisation and operation, the provisions of the Regulations of the Committee itself shall apply and, in all matters not provided for, the provisions of the Regulations of the Board of Directors for the latter, insofar as applicable.

In terms of the most significant actions and tasks carried out by the Audit Committee during 2022, in the performance of the functions established to it by law, it has analysed the following matters, submitting the corresponding reports and proposals to the Board for approval, where appropriate.

In relation to overseeing the financial statements and public information, it analysed and oversaw the process of preparing and presenting financial and related non-financial information of the Bank as well as its consolidated Group included in the annual, half-yearly and quarterly reports, in order to determine its accuracy, reliability, adequacy and clarity, prior to its submission to the Board.

These financial information supervision functions were performed through a continuous process throughout the year, in which it has monitored the monthly development of the balance sheet and income statement, the quarterly and half-yearly financial reports, the closing results of each period and the preparation process for the corresponding financial information, paying special attention to the accounting and measurement criteria, principles and policies applied and any changes therein, as well as accounting regulations and the changes in the Group’s scope of consolidation.

In addition, the Committee has continuously monitored and analysed on a monthly basis the main impacts that would affect the business, balance sheet and income statement of the Bank and its Group from an accounting perspective. The Committee examined and oversaw (i) the application in Turkey of International Accounting Standard (IAS) 29, Financial Reporting in Hyperinflationary Economies; (ii) the takeover bid launched for the portion of share capital that the Bank did not yet own in Garanti BBVA; (iii) the BBVA share buyback programme; (iv) the update on the macroeconomic data for the calculation of the expected loss for credit risk, in application of accounting standard IFRS 9; (v) the review of the model

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

and related parameters (recalibrated, due to its accounting terminology) for the calculation of provisions, and of the management adjustments made to the provisions recognised as a result of the uncertainty in the year regarding the macroeconomic scenario; (vi) analysis of indications of impairment on goodwill recorded in the Group’s accounting records for the main Cash Generating Units (CGU), in compliance with the provisions of IAS 36; (vii) measurement of the stake in Garanti BBVA in the accounting records of BBVA S. A.; and (viii) changes in accounting policies or criteria applicable to the Bank and its Group, among other topics.

Hence, prior to their drafting and/or approval by the Board, the Committee oversaw the preparation of the individual and consolidated annual financial statements for the financial year, the half-yearly and quarterly financial statements, as well as other relevant financial information, including the CNMV Universal Registration Document, US SEC Form 20-F of the Securities and Exchange Commission (SEC), and the Prudential Relevance Report, among others, submitting to the Board the corresponding reports and/or opinions of the Committee on the financial information of the Bank and its Group.

In addition, within the financial information monitoring process, the Committee oversaw the sufficiency, suitability and effective functioning of the internal control systems established for the preparation of financial information, including tax-related systems, as well as examining the reports issued internally by the executive areas of the Bank and by the external auditor, respectively, on the effectiveness of the internal financial control, submitting to the Board the Committee’s reports on the sufficiency of the internal control systems established by the Group for the generation of financial reporting.

Similarly, at the same time as overseeing the main financial information of the Bank and its Group, the Committee analysed the Group’s main tax figures, monitoring, inter alia, the real tax rate, total tax risk, the tax position on capital, as well as the main criteria used, the main decisions adopted and the impact on the Group’s financial information.

With regard to activity related to the external audit, the Committee, after the appointment of the firm Ernst & Young, S.L., (“EY”), as statutory auditor of the Bank and its Group for 2022, 2023 and 2024, has maintained appropriate relationships with the heads of the external auditor, during each of the monthly meetings it has held, in order to ascertain the planning, stage and progress of the Annual Plan established for performing its work in connection with the audit of the Bank and Group annual financial statements, of the interim financial statements, and of other financial information subject to review during the account auditing.

Moreover, the Committee has received from the external auditor and has examined the audit opinions, the limited review opinion reports and communications required by auditing legislation. Among them, it is worth mentioning the engagement performed on the core financial reporting of the Group; other regulatory engagements required by the regulations applicable to the external auditor; and the confirmations on its independence with respect to the Bank and the companies of its Group.

In relation to the independence required of the external auditor, the Committee: ensured the application of internal procedures that prevent situations that might give rise to conflicts of interest; verified the statements made by the external auditor regarding the confirmation of its independence vis-à-vis BBVA and its Group; and issued reports in accordance with applicable legislation. The Committee also examined, prior to its submission to the consideration of the Board, the overall proposal for the external auditor’s fees for 2022.

With regard to tasks carried out by Internal Audit, whose Head reports directly to the Audit Committee at each of its monthly meetings, the Committee has ensured that the Internal Audit area has the necessary material and human resources for effective performance of its functions, overseeing the efficiency and operation of the role as well as its independence from other areas of the Bank for such purpose.

Accordingly, the Committee analysed and approved the Annual Internal Audit Plan for the 2023 financial year, also overseeing at each of the monthly meetings held the development of the Annual Internal Audit Plan for the 2022 financial year, and the activity and reports issued by the area. It was also notified of the result of its most relevant work, weaknesses and opportunities for improvement identified, and the recommendations made by the Internal Audit as a result of its reviews.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

With regard to the Strategic Plan established by the Internal Audit Area for the 2020–2024 period, the Committee was informed of and monitored its progress during the financial year, analysing the development of all projects established for each of the strategic priorities defined.

Furthermore, the Committee examined the proposed update on the regulation of the Internal Audit Statute before it was submitted to the Board of Directors for its consideration; it ratified the contracting of so-called additional accounts auditing services, not included in the global proposal for services of the external auditor, which had been pre-approved by the Chair of the Committee, having analysed its compliance with the independence requirements as well as it assessed the performance of the head of the Internal Audit function based on the system of indicators and targets proposed by the Talent and Culture area of the Group.

Other functions carried out by the Committee during the financial year consisted of (i) oversight of the structure of the Group of Companies,; (ii) analysis, prior to the decisions to be taken by the Board, of the relevant corporate transactions planned by the Group, monitoring the economic conditions and the main accounting impacts foreseen in the Group’s financial statements; and (iii) oversight of the procedure, which had been approved by the Board, for delegating related-party transactions, in compliance with the Corporate Enterprises Act, in order to verify the fairness and transparency of transactions, as well as compliance with the legal criteria applicable to the delegation of such transactions.

Lastly, during the Bank’s General Shareholders’ Meeting held in 2022, the Committee informed shareholders of the main activities carried out related to the matters within its remit, including overseeing the process of preparing Bank and Group financial information, which had been provided to shareholders for their approval, the result of the account auditing and of the function that the Committee had carried out in this matter.

•

Appointments and Corporate Governance Committee: The Regulations of the Appointments and Corporate Governance Committee set forth the principles of action of the Committee and establish the basic rules of its organisation and functioning. The Regulations of the Appointments and Corporate Governance Committee specifically provide that the Committee will meet whenever it is called to do so by its Chair, who is empowered to call the Committee and to set the agenda for its meetings, and set out the procedure for calling ordinary and extraordinary meetings.

Executives responsible for the areas that manage matters within their remits may be called to meetings, as well as, at the request thereof, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed appropriate. The Committee may also call on any other Group employee or manager, and even arrange for them to appear without the presence of any other manager, while ensuring that the presence of non-Committee members at its meetings is limited to those cases where it is necessary and to the items of the agenda for which they are called.

The Committee may also, through its Secretary, engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

In all other matters relating to its organisation and operation, the provisions of the Regulations of the Committee itself shall apply and, in all matters not provided for, the provisions of the Regulations of the Board of Directors for the latter, insofar as applicable.

The main actions carried out by the Appointments and Corporate Governance Committee in 2022 in the exercise of the functions conferred upon it include the ongoing analysis of the structure, size and composition of the Board of Directors and compliance by directors with the criteria of independence and suitability, among other matters.

Taking this analysis framework into account, as well as the refreshment process of the Board described in preceding sections, and the director selection processes led by the Committee, the Committee carried out the corresponding proposals and reports on the appointment and re-election of directors to the Board, for subsequent submission to the General Meeting in 2022.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Committee also carried out an analysis of the assessment of the functioning of the Board and the performance of the functions of the Chair of the Board and the Chief Executive Officer, with the assistance in 2021 of an independent expert, submitting the corresponding reports for consideration by the Board.

The Committee also examined the proposal for the appointment of a new Lead Director and for the appointment of a new Deputy Secretary. To this end, it evaluated the profiles and backgrounds of the proposed candidates and agreed to submit to the Board, on the one hand, the proposal for the appointment of the Lead Director for a period of three years, and on the other hand, its favourable report for the appointment of the Deputy Secretary of the Board.

Moreover, with respect to the functions related to the Bank’s Corporate Governance System, the Committee worked in 2022 on the following matters:

-	analysis of the proposed update of the BBVA Senior Management Selection and Appointment Policy;

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review of the corporate governance improvement plan for the Bank, following the suggestions and recommendations for improving corporate governance identified in the 2021 assessment of the corporate bodies, as a result of which procedures for the succession of directors and for the succession of senior management, among other improvement measures, were proposed;

-	review of the draft Annual Corporate Governance Report for 2021; and

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review of information on the outcome of the corporate governance roadshow, by virtue of which meetings were held with the Bank’s main institutional investors and proxy advisors throughout the last months of 2021.

The Committee also verified that, in relation to matters affecting the conduct of executive directors for the payment of variable remuneration from previous financial years, the circumstances set out in the Remuneration Policy for BBVA Directors for the application of malus and clawback clauses had not occurred.

•

Remuneration Committee: the Regulations of the Remuneration Committee set out the operational principles of the Committee and lay down the basic rules of its organisation and operation. The Regulations of the Remuneration Committee specifically provide, among other things, that the Remuneration Committee will meet whenever it is called to do so by its Chair, who is empowered to call the Committee and to set the agenda for its meetings, and set out the procedure for calling ordinary and extraordinary meetings.

The executives responsible for the areas that manage matters within their remit may be called to the Committee’s meetings. In addition, at the request of such executives, persons within the Group who have knowledge of or responsibility for the matters on the agenda may attend, when their presence at the meeting is deemed appropriate. The Committee may also call any other Group employee or manager, and even arrange for them to appear without the presence of any other manager. It will, however, seek to ensure that the presence of persons outside the Committee during its meetings be limited to those cases where it is necessary and to the items on the agenda for which they had been called.

The Committee may also, through its Secretary, engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

In all other matters relating to its organisation and operation, the provisions of the Regulations of the Committee itself shall apply and, in all matters not provided for, the provisions of the Regulations of the Board of Directors for the latter, insofar as applicable.

With regard to the most important activities carried out by the Remuneration Committee during the 2022 financial year, the Committee has been focused on performing the duties assigned to it pursuant to Article 5 of its Regulations and developing the framework established in the Remuneration Policy

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

for BBVA Directors, approved by the General Meeting held in April 2021, and in the BBVA Group’s General Remuneration Policy updated by the Board of Directors in June 2021, which is generally applicable to all BBVA staff and which includes, in turn, the specific rules applicable to Identified Staff, including BBVA Senior Management. These policies focus on the recurring creation of value for the Group and also seek to align the interests of its employees and shareholders with prudent risk management.

Therefore, the Remuneration Committee carried out the actions summarised below during the 2022 financial year to perform its functions and implement the aforementioned remuneration policies, submitting the corresponding proposals to the Board of Directors for approval, where appropriate.

In relation to executive directors, the Remuneration Committee submitted to the Board the necessary proposals for: determining the amount of the Annual Variable Remuneration (“AVR”) corresponding to 2021 and the scales of achievement of the multi-year performance indicators that would be applicable to the Deferred Portion of such remuneration and the reference group of the TSR (Total Shareholder Return) indicator that is part of them; determining the amount of the Deferred Portion of the AVR for 2018, and the amount of the update of the cash portion of this remuneration, to be received in 2022; determining the settlement of the Upfront Portion of the AVR for 2021 as well as the of portions of the AVR for 2018 and, in the case of the Chair, for 2017 that fell due in 2022; determining the minimum Attributable Profit and Capital Ratio thresholds established for the accrual of the AVR for 2022; determining the Annual and Multi-Year performance Indicators for the calculation of the AVR for 2022 and their corresponding weightings, and the rules for updating the deferred cash portion of such remuneration; and determining the targets and achievement scales associated with the Annual Performance Indicators for the calculation of the AVR for 2022.

The Remuneration Committee submitted to the Board the required proposals for the review of the salary conditions of certain members of Senior Management (excluding executive directors) in accordance with the basic contractual framework approved by the Board for this group.

Further, the Committee supervised the AVR corresponding to 2021 for the members of Senior Management and the Deferred AVR for 2018 and 2017 for members of Senior Management who were beneficiaries of such remuneration, the payment of which fell due, in both cases, in 2022.

In addition, given that the heads of Internal Audit and Regulation and Internal Control report directly to the Board, the Committee, within the framework of the remuneration model applicable to Senior Management, and based on the proposals made by the Audit Committee and the Risk and Compliance Committee, respectively, submitted to the Board the proposals for determining their AVR for 2021 financial year and for determining the targets and measurement criteria for their AVR for 2022 financial year.

In relation to the Identified Staff, which includes members of Senior Management, the Remuneration Committee submitted to the Board the proposed resolutions to determine that the scales of achievement of the Multi-Year Performance Indicators of the Deferred Portion of the AVR for 2021 and the reference group of the TSR (Total Shareholder Return) indicator that forms part of them, and the Multi-Year Performance Indicators of the 2022 AVR, and that the rules for updating the cash portion of such compensation, be the same as those established for executive directors.

In fulfilment of its function of ensuring compliance with the remuneration policies established by the Company (BBVA Directors’ Remuneration Policy and the BBVA Group General Remuneration Policy), the Committee carried out a review of their implementation in 2021 on the basis of the annual report issued to this effect by the Internal Audit area. In addition, the Committee was informed of the development and outcome of the identification process of the Identified Staff of BBVA and its Group in the 2022 financial year.

The Committee also reviewed the information on remuneration of directors and Senior Management contained in the financial statements and submitted the Annual Report on the Remuneration of BBVA Directors for the 2021 financial year to the Board of Directors for approval and subsequent advisory vote at the General Meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Finally, the Committee submitted to the Board for approval and subsequent submission to the General Meeting the approval of a maximum level of variable remuneration of up to 200 per cent of the fixed component of the total remuneration applicable to a maximum of 270 Identified Staff members, and the text of the report to be issued by the Board in connection with this resolution.

Lastly, in 2022, the Remuneration Committee has carried out a strategic reflection on the variable remuneration model, both of executive directors and the rest of the Identified Staff, with the main aim of reinforcing the alignment of variable remuneration with the creation of value and long-term sustainable performance and with the appropriate and effective management of risks, while also allowing for the attraction, motivation and retention of the best talent.

•

Risk and Compliance Committee: the Regulations of the Risk and Compliance Committee set out the operational principles of the Committee and lay down the basic rules of its organisation and operation. In particular, the Risk and Compliance Committee’s Regulations stipulate, inter alia, that the Committee shall meet whenever it is called by its Chair, who is empowered to call the Committee and to set the agenda for its meeting. The Regulations contain the procedure for the calling of ordinary and extraordinary meetings.

This particularly applies to the Risks (GRM) and Regulation & Internal Control areas, and, at the request of the heads of these, those persons within the Group who have knowledge of or responsibility for the matters covered by the agenda, when their presence at the meeting is deemed appropriate. The Committee may also summon any other employee or officer of the Bank, and may even order their appearance without the presence of any other officer, when necessary for the agenda items for which they have been summoned.

The Committee may also, through its Secretary, engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

In all other matters relating to its organisation and operation, the provisions of the Regulations of the Committee itself shall apply and, in all matters not provided for, the provisions of the Regulations of the Board of Directors for the latter, insofar as applicable.

With regard to the most important activities carried out by the Risk and Compliance Committee during the 2022 financial year, in several of its meetings the Committee analysed and finally submitted a proposal for the BBVA Group’s Risk Appetite Framework for the 2023 financial year (on the basis of the approach taken by the Executive Committee), as well as an update to the BBVA Group’s General Risk Management and Control Model. These were submitted to the Board of Directors for its consideration and, where appropriate, its approval.

Moreover, during the 2022 financial year, the Committee reviewed reports on the internal capital adequacy assessment process (ICAAP) and the internal liquidity adequacy assessment process (ILAAP). This review was carried out to monitor the development of stress scenarios and verify their alignment with the approved Risk Appetite Framework, with assistance from the relevant areas, amongst others. This made it possible to ensure that these reports and proposals faithfully reflected the Group’s situation in the areas analysed.

The Risk and Compliance Committee has participated in the annual review and updating of the Group’s general risk management and control policies, both financial and non-financial, ensuring they are consistent with the Group’s General Risk Management and Control Model.

The Risk and Compliance Committee also confirmed that the model is adequate and that the Group has structural risk-management areas both at corporate level and in each geographical and/or business area. They added that these function correctly and provide the Committee with the information required to understand the Group’s risk exposure at all times, thus enabling the Committee to support the Board’s decision-making and to fulfil its monitoring, supervision and control functions.

The Risk and Compliance Committee has monitored the effectiveness of the Regulation & Internal Control area, involving itself in matters related to the Head of the area - among others, it has participated in the establishment of its objectives for the year and in the assessment of its performance with respect to the previous year - and ensuring that the area has the resources necessary to carry out its functions.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Committee received monthly reports from the Head of the Regulation and Internal Control Area and from the heads of the Compliance, Non-Financial Risks and Internal Risk Control units on the activity carried out by this function and the units that comprise it on the basis of the Annual Plan of the function approved by the Committee at the beginning of the year.

Throughout the 2022 financial year, the Risk and Compliance Committee monitored the change over time of the different risks to which the Group is exposed—both financial and non-financial—as part of the BBVA Group’s General Risk Management and Control Model and in accordance with the Risk Appetite Framework approved by the Board of Directors.

The Risk and Compliance Committee therefore received and analysed information from the Risk and Regulation & Internal Control areas suitably frequently at all its meetings, and had the support of the Group’s Chief Risk Officer, the Head of Regulation & Internal Control, those in charge of each type of risk in the corporate field and the risk directors of the Group’s main geographical and/or business areas, and spoke directly with each one to discuss this topic.

This has provided the Risk and Compliance Committee with direct knowledge, both globally and locally, of the Group’s risks as a whole. This enables it to carry out its function of supervising and controlling the evolution of the Group’s risks, regardless of the type of risk involved, the geographical or business area in which it originates or even the sector or portfolio to which it belongs; with a global and complete overview of the situation and change over time of the Group’s risks.

In the performance of this function, the Risk and Compliance Committee also regularly monitored the compliance of the metrics established for the 2022 financial year, with the necessary frequency and level of detail to ensure adequate monitoring of the risk profiles of the Group and its key geographical areas. In addition, the Committee received information on the key external or internal variables that, although not directly part of the Risk Appetite Framework, affect its role. This is prior to its follow-up by the other corporate bodies with risk functions.

The Committee examined the impact on the Group of the conflict between Russia and Ukraine both from a general financial risk perspective and in terms of compliance with national and international regulations on sanctions and the prevention of money laundering.

The Committee continued to monitor the loan portfolio to which support measures (governmental, sectoral or the Bank’s own) were applied by reason of the COVID-19 pandemic. The Committee also supervised, through various presentations, the progress made in integrating climate change risk with the Group’s risk management approach.

In addition, the Risk and Compliance Committee was regularly informed of the main credit risk transactions considered by the credit committees of the Risk Area (GRM) within their remit and of the Group’s key credit exposures. It has regularly had access to information on the qualitative risk transactions authorised by the Risk Area (GRM) committees.

The Committee analysed, in advance, the financial and non-financial risks of corporate transactions submitted for consideration by the Board of Directors.

In 2022, the Committee monitored the profitability of portfolios and businesses. This enabled the Committee to confirm that the prices of the assets and liabilities offered to customers were aligned with the Bank’s business model and risk strategy.

The Committee has also verified that the remuneration policy is compatible with adequate and effective risk management and does not create incentives to assume risks exceeding the level tolerated by the Bank.

Moreover, the Committee was informed of the Risk area’s structure, organisation and resources and incentive scheme as well as its means, systems and tools (including those in development stage), and verified that the Group has adequate resources in relation to its strategy.

The Risk and Compliance Committee also participated in the review of the Group’s Recovery Plan with a view to assessing its alignment with the Risk Appetite Framework approved by the Group and analysing the risk scenarios used, with the help of the Risk, Finance and Regulation & Internal Control areas, before being submitted to the Executive Committee and subsequently the Board of Directors for consideration.

The Committee is also informed on a quarterly basis on the management and control of non-financial risks in the Group, through several reports from the Head of Regulation and Internal Control, the Head of Non-Financial Risk and the Head of Risks Internal Control.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

With regard to its functions in the field of Compliance, during 2022 the Committee examined the general policies prepared by the executive areas prior to their consideration by the Board of Directors.

The Committee regularly monitored information received from the Compliance Unit over the year in relation to the Group’s compliance with applicable internal and external regulations. It scrutinised the results of independent review processes carried out both internally within the Group and externally by competent authorities and external experts.

In addition, the Committee was informed of the strategy, programmes and control frameworks, measures implemented and tools with which the Compliance Unit is equipped in its areas of action (among others, customer-facing conduct, product governance, prevention of money laundering and financing of terrorism, protection of personal data, conduct in the securities markets, competition, conflicts of interest, anti-corruption). The Committee carried out specific monitoring of the Compliance Unit’s activity in relation to MiFID regulations and banking transparency.

Also, regarding compliance with applicable internal regulations, the Committee was informed by the heads of the relevant executive areas of any pertinent issues concerning the implementation of internal compliance regulations approved by the Group.

In relation to BBVA’s Crime Prevention and Criminal Risk Management Model, the Committee reviewed its update prior to its consideration by the Board of Directors. The Committee was informed of its progress during the year and of the main lines of work existing in relation to its various elements.

The Committee was also informed by the head of the Compliance Unit of the operation of the whistleblowing channel and the key aspects in this area.

Furthermore, the Committee monitored the main legal risks arising from litigation to which the Group is exposed, through the Global Head of Legal’s presentation to the Committee, and monitored developments in the Cenyt case.

Regarding communications and recommendations from supervisors, the Committee was made aware of the major communications and inspections carried out by the Group’s supervisory bodies, whether national or foreign, being informed, where appropriate, of the recommendations, weaknesses or areas of improvement identified, as well as the action plans and other measures established by the relevant executive areas in order to overcome them in time.

Finally, during the 2022 financial year, the Risk and Compliance Committee verified the progress and effectiveness of the various actions and initiatives drawn up by the Risk and Regulation & Internal Control areas to strengthen the risk and compliance culture in the Group, so as to enable employees to perform their duties in a secure environment, and to encourage the mitigation of risks, both financial and non-financial, to which their activities are exposed.

This has enabled the Committee to adequately perform its functions and to have a global vision and understanding of the Group’s risks (financial and non-financial), which facilitates its supervisory work on their change over time and, thus, it can effectively assist the Board as a whole in the exercise of this function.

•

Technology and Cybersecurity Committee: the Regulations of the Technology and Cybersecurity Committee set out the principles of action of the Committee and establish the basic rules for its organisation and operation. In particular, the Technology and Cybersecurity Committee’s Regulations stipulate, inter alia, that the Committee shall meet whenever it is convened by its Chair, who is empowered to call the Committee and set the agenda of its meetings. The Regulations contain the procedure for the calling of ordinary and extraordinary meetings.

The executives responsible for the areas that manage matters within their remit may be called to the Committee’s meetings. In addition, at the request of such executives, persons within the Group who have knowledge of or responsibility for the matters on the agenda may attend, when their presence at the meeting is deemed appropriate. The Committee may also call any other Bank employee or manager, and even arrange for them to appear without the presence of any other manager. It will, however, seek to ensure that the presence of persons outside the Committee during its meetings be limited to those cases where it is necessary and to the items on the agenda for which they had been called.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Committee may also, through its Secretary, engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

In all other matters relating to its organisation and operation, the provisions of the Regulations of the Committee itself shall apply and, in all matters not provided for, the provisions of the Regulations of the Board of Directors for the latter, insofar as applicable.

With regard to the most relevant actions carried out by the Technology and Cybersecurity Committee during 2022 in the area of the Group’s technological strategy, the Committee received information on the Group’s technological strategy, and was informed by the heads of the Engineering Area on the main strategic projects and plans defined by the Engineering Area, focusing on those related to the public cloud hybridisation strategy, the transformation and update of the Group’s data platform, the progress of the core banking strategy, the acceleration of the transformation of digital channels and software implementation, the evolution of global platforms, and reliability and business continuity.

Within the context of these plans and projects, the Committee has been informed of technological trends and of other issues pertaining to new technologies, applications, IT systems and best practices that affect or may affect the Group’s technology strategy or plans.

The Committee also received regular information on the metrics in place to monitor progress in the execution of the technology strategy set in place.

With regard to the Committee’s compliance with its functions in the area of technological risk supervision and cybersecurity management in the Group, the Committee has been informed of the analysis performed by the second line of defence of the main technological risks (information security, fraud, reliability and business continuity), and of the plans and projects in progress established for the identification, management, monitoring and mitigation of this type of risk.

The Committee was informed in greater detail on the fraud risk strategy, with a particular focus on opportunities for improvement, challenges and review of the Bank’s anti-fraud model. It was also briefed on the security and data protection strategy, with analysis of the main gaps and review of key programmes.

The Committee reviewed the cybersecurity strategy and the main projects in this area. It was informed of the pillars and priorities of the strategy and the proposed Key Risk Indicators (KRIs) to be included in the Risk Appetite Framework in 2023 and future plans.

Finally, at each of its meetings, the Committee also received information on the main cybersecurity-related occurrences at industry level and on those that in turn are relevant to the BBVA Group, including reliability incidents, and was explained how the Group is prepared to deal with attacks of a similar nature, as well as how it has dealt with attacks and, where applicable, mitigated their consequences for the Group.

With respect to Section D (Related-party and Intragroup Transactions), see notes 53 and 48 respectively within the BBVA Consolidated and Individual Annual Financial Statements for the 2022 financial year. Section D.4 describes the transactions of Banco Bilbao Vizcaya Argentaria, S.A. at year-end with the company issuing securities in international markets as part of the ordinary transactions derived from the management of outstanding issues of securities, which BBVA guarantees. In relation Section D.4, also see the section “Offshore Financial Centres” of the Consolidated Management Report for 2022.

Furthermore, with respect to Section D.6, all members of the Board of Directors and BBVA Senior Management are subject to the provisions of the BBVA Code of Conduct, the Group’s General Policy on Conflicts of Interest and the Internal Regulations of Conduct in the Securities Markets, which establish principles and guidelines to identify, prevent and manage potential conflicts of interest. Specifically, the Internal Regulations of Conduct in the Securities Markets establish that all persons subject to them must inform the person in charge of their area or the Compliance unit, prior to carrying out the transaction or concluding the business in question in the securities markets, of any situation that potentially and in each specific circumstance may entail the appearance of conflicts of interest that may compromise their impartial performance (without limitation, the situations that may potentially entail the appearance of conflicts of interest in the area of the securities markets are considered to be the economic and family ties described in the Internal Code of Conduct).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

As a complement to Section E.3 of this Report, and in relation to preliminary proceedings 96/2017 investigation piece number 9 for the provision of services by Centro Exclusivo de Negocios y Transacciones, S.L. (Cenyt) to the Bank, since January 2019, this issue has been recurrently reported to the Bank’s corporate bodies, both to the Board of Directors’ committees with powers on these matters (Audit Committee and Risk and Compliance Committee) and to the full Board of Directors. These bodies have driven and supervised internal investigation processes, ensuring that the Bank fully cooperates with the judicial authorities and develops a policy of transparency.

In addition to the above, the Bank’s corporate bodies have continued to implement various measures to strengthen the internal control systems of the Bank, some of which are described in the “Compliance and conduct” section of the Non-Financial Information Statement included in the Consolidated Management Report for the 2022 financial year, significant among which are improvement of internal control processes and strengthening of the crime prevention model.

It is also worth noting that the relevant documentation obtained from the internal investigation undertaken by the Bank in 2019 to help clarify the facts indicates that none of the current members of the Board of Directors nor the executive Chair of the Bank are implicated, and it has not been proven that the Bank has committed any criminal activity. BBVA argues that no criminal liability arises for the Bank from the facts investigated.

It must also be stressed that, to date, the case has not impacted the development of the Bank’s business, nor has it negatively impacted the reputation indices, which are subject to recurrent monitoring by both the executive team and by its corporate bodies.

BBVA has a specific area on its corporate web page with information on issues related to the Cenyt case (https://www.bbva.com/en/specials/the-cenyt-case/).

For the purposes of completing Section E.6, in order to face the new challenges that may arise, the BBVA Group has a governance system that allows the Board to be informed of the real and potential risks that affect or may affect the Group at any given time, both financial and non-financial, with a global and complete vision of all the Group’s risks. To this end, it relies on the Risk and Compliance Committee, which monitors all the Group’s risks on a general basis on a monthly basis. This work is complemented by the activities of the other Board committees, such as the Technology and Cybersecurity Committee and the Audit Committee. Thus, in addition to the work carried out by the Bank’s different areas of control (Risk, Regulation & Internal Control and Internal Audit), as well as other areas of the Bank, such as Legal and Finance, and the corresponding Board committees (such as the Risk and Compliance Committee or the Audit Committee), there is also the monitoring and supervision carried out by the Technology and Cybersecurity Committee. Its work allows the Board to be informed of the main technological risks to which the Group is exposed—including those relating to information security risks, information technology compliance risks and cybersecurity risks—as well as of current technological trends and strategies, business continuity plans in matters of technology and relevant cybersecurity events affecting the Group or which might affect it in the future, among other functions.

This risk control and management model, together with the procedures established to provide the corporate bodies (Board and Risk and Compliance Committee) with the means and information necessary for the proper performance of their functions (as detailed in Section E.2 and in the “Governance and organisation” section in the “General risk management and control model” section in the “Risk management” chapter of the individual and consolidated Management Reports for the 2022 financial year), enables the proper monitoring of new risks that, as the case may be, arise for the entity.

To complement Recommendation 53 set out in Section G, the oversight of the Bank’s compliance with policies and rules in the area of environmental, social and corporate governance, as well as internal codes of conduct, and other matters referred to in Recommendation 54, is attributed, in a coordinated fashion, to several Board Committees depending on their respective remits: namely the Appointments and Corporate Governance Committee, the Audit Committee and the Risk and Compliance Committee, composed exclusively of non-executive directors and with a majority of independent directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In accordance with their functions, the Appointments and Corporate Governance Committee periodically assesses and reviews BBVA’s corporate governance system; and the Audit Committee is responsible for overseeing the process of drawing up and presenting financial and non-financial related information.

The Risk and Compliance Committee monitors the evolution of all financial and non-financial risks of the Group, thus allowing the Committee to have a global and comprehensive view of all risks, including those associated with sustainability (transition and climate change risks) and their integration into the Group’s risk analysis and management, including the Group’s Risk Appetite Framework, in a coordinated way with the rest of the Committees, through different reports and “crossover” composition, to which the Board has assigned specific functions regarding non-financial risks for reasons of specialty of the subject matter.

The Risk and Compliance Committee, pursuant to the functions assigned to it in its Regulations, is also informed regarding non-compliance with the applicable internal and external regulations, and also examines the draft codes of ethics and conduct and their respective modifications.

These functions are integrated in the activities carried out by the Board committees during 2022, as described in Section C.2.1 of this Report.

In addition to Recommendation 64 set out in Section G, in accordance with the provisions of the BBVA Directors’ Remuneration Policy, approved by the 2021 Annual General Shareholders’ Meeting, the Bank has no commitments regarding severance payments with executive directors.

As set out in the above-mentioned Remuneration Policy, the contractual framework defined for the executive directors establishes a post-contractual non-competition clause for executive directors, effective for a duration of two years after they leave their role as BBVA executive directors, provided that they do not leave due to retirement, disability or serious dereliction of duties. In compensation for this agreement, the Bank shall award the executive directors remuneration of an amount equivalent to their annual fixed remuneration for each year of the non-competition agreement, which will be awarded monthly over the course of the two years.

Furthermore, as stated in Section C.1.13 above, the Bank has assumed pension commitments with the Chair to cover the contingencies of retirement, disability or death, under the terms set out in the BBVA Directors’ Remuneration Policy. In the case of the commitment to cover the retirement contingency, the scheme operates under a defined contribution system, for which the annual contributions to be made are fixed in advance. By virtue of this commitment, the Chair is entitled to receive a retirement pension when he reaches the retirement age established by law, which shall be the sum of the contributions made by the Bank and its corresponding yields up to that date, provided that he does not leave his position as a result of serious dereliction of his duties. They do not provide for the possibility of receiving the retirement pension in advance.

Regarding adherence to codes of ethics or good practice, in the 2011 financial year BBVA’s Board of Directors approved the Bank’s adhesion to the Code of Good Tax Practices (CBPT - Código de Buenas Prácticas Tributarias) approved by the Large Corporations Forum according to the wording proposed by the Spanish Tax Agency (AEAT). The Group meets the obligations assumed as a result of this adherence and, during the 2022 financial year, voluntarily prepared and submitted to the Spanish Tax Agency the “Annual Fiscal Transparency Report” for companies adhering to the CBPT.

In addition, during the 2022 financial year and as part of the cooperative relationship maintained by the BBVA Group with the Spanish Tax Agency, the “Self-Assessment Report on the data reported country-by-country for the 2020 financial year” has been sent to the Spanish Tax Agency. In the process of analysing these data, the BBVA Group has carried out an assessment of tax risks on the basis of the financial indicators and ratios identified by the OECD in it document, Handbook on Effective Tax Risk Assessment.

In this vein, the BBVA Group is adhered since 2013 to the “Code of Practice on Taxation for Banks” promoted by British tax authorities, meeting the obligations derived from it.

On the other hand, for more than 20 years, BBVA has been participating in or taking into account different supranational initiatives in close collaboration with all stakeholders (such as the industry, regulators and supervisors, investors and civil society organisations), as described in chapter 2.3.7 “Participation in international initiatives” of the consolidated Management Report of the Annual Financial Statements of the Group, corresponding to fiscal year 2022, of which this BBVA Corporate Governance Report forms part by reference.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

This BBVA Annual Corporate Governance Report is part of the individual and consolidated Management Reports of the Annual Financial Statements of the Bank and its Group, corresponding to the financial year 2022, having been incorporated by reference in the aforementioned Management Reports.

This annual corporate governance report was approved by the company’s Board of Directors at its meeting held on 9 February 2023.

Indicate whether any directors voted against or abstained from voting on the approval of this report.

No

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 15, 2023	By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo

Title: Corporate Secretary and Secretary of the

Board of Directors